   As filed with the Securities and Exchange Commission on January 10, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                               ----------------
                           EFFICIENT NETWORKS, INC.
            (Exact name of Registrant as specified in its charter)

            Delaware                          3661                       75-2486865
 (State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)    Classification Code Number)     Identification Number)

                               ----------------

                      4201 Spring Valley Road, Suite 1200
                           Dallas, Texas 75244-3666
                                (972) 991-3884
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                                 MARK A. FLOYD
                            Chief Executive Officer
                      4201 Spring Valley Road, Suite 1200
                           Dallas, Texas 75244-3666
                                (972) 991-3884
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                  Copies to:
           KENNETH M. SIEGEL                    S. MICHAEL DUNN, P.C.
            ADAM R. DOLINKO                     MICHELLE KWAN MONTOYA
            HELEN E. QUINN                 Brobeck, Phleger & Harrison LLP
   Wilson Sonsini Goodrich & Rosati        301 Congress Avenue, Suite 1200
       Professional Corporation                  Austin, Texas 78701
          650 Page Mill Road                       (512) 477-5495
      Palo Alto, California 94304
            (650) 493-9300

                               ----------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                         Proposed
                                           Proposed      Maximum
 Title of Each Class of      Amount        Maximum      Aggregate    Amount of
    Securities to be          To Be     Offering Price   Offering   Registration
       Registered         Registered(1)  Per Share(2)    Price(2)       Fee
--------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................     5,750,000      $58.875     $338,531,250  $89,372.25
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 750,000 shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) The price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, and represents the average of the high and low market prices of a share of the Company's Common Stock on January 6, 2000 as reported on the Nasdaq National Market.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+This information in this prospectus is not complete and may be changed. We + +may not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 10, 2000.

                                5,000,000 Shares

                [LOGO OF EFFICIENT NETWORKS, INC. APPEARS HERE]

                                  Common Stock

                                   ---------

  We are selling 2,000,000 shares of common stock and the selling stockholders are selling 3,000,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

  The underwriters have an option to purchase a maximum of 750,000 additional shares from us to cover over-allotments of shares.

  Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "EFNT". The last reported sale price of the common stock on January 6, 2000 was $60.25 per share.

  Investing in our common stock involves risks. See "Risk Factors" on page 7.

                                              Underwriting                  Proceeds to
                                  Price      Discounts and   Proceeds to      Selling
                                to Public     Commissions     Efficient     Stockholders
                              -------------- -------------- -------------- --------------
Per Share...................      $              $              $              $
Total.......................     $              $              $              $

  Delivery of the shares of common stock will be made on or about       , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

         Robertson Stephens

                   Prudential Volpe Technology
                       a unit of Prudential Securities

                                                      Dain Rauscher Incorporated

                   The date of this prospectus is    , 2000.

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Special Note Regarding Forward-
 Looking Statements.................   19
Use Of Proceeds.....................   20
Price Range of Common Stock.........   20
Dividend Policy.....................   20
Capitalization......................   21
Selected Consolidated Financial
 Data...............................   22
Management's Discussion and Analysis
 Of Financial Condition and Results
 Of Operations......................   23

                                      Page
                                      ----
Business............................   35
Management..........................   52
Certain Transactions................   61
Principal and Selling Stockholders..   63
Description Of Capital Stock........   66
Shares Eligible For Future Sale.....   70
Underwriting........................   72
Notice To Canadian Residents........   74
Legal Matters.......................   75
Experts.............................   75
Additional Efficient Information....   75
Index To Consolidated Financial
 Statements.........................  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                            Efficient Networks, Inc.

                                ----------------

   Efficient Networks is a worldwide developer and supplier of high-speed digital subscriber line customer premises equipment for the high-speed, high-volume digital communication, or broadband, access market. Digital subscriber line, or DSL, solutions enable telecommunications and other communication network service providers to provide high-speed, cost-effective broadband access services over the existing copper wire telephone infrastructure. We believe there is significant demand for broadband access, especially among business users and consumers who have found current solutions to be inadequate or too expensive. DSL networks generally consist of two core components, one installed at the network operator's facility--typically referred to as the central office--and one installed at the customer's home or business. The DSL equipment installed at the customer premises is generally referred to as customer premises equipment. We develop and produce DSL customer premises equipment, and in particular single- and multiple-user DSL customer premises equipment for small- to medium-size businesses, branch offices of large corporations and consumers. Our DSL products enable applications such as high-speed Internet access, electronic commerce, access to computer networks from remote locations, telecommuting and extensions of corporate networks to branch offices.

   Business-critical Internet-based applications, such as electronic commerce, Web browsing and access to computer networks from remote locations for telecommuters, generate enormous data traffic over the existing communications infrastructure. The growth in Internet use, increased competition resulting from domestic and international deregulation, and pressure from alternative means of providing high-speed, high-volume access services have led both traditional and new operators of the existing copper telephone wire-based networks to deploy DSL. DSL technology enables these network service providers to rely upon the existing copper telephone wire infrastructure to cost-effectively provide broadband access to most businesses and homes currently connected by telephone lines.

   In order to offer cost-effective DSL services to end users, network service providers are actively seeking DSL customer premises equipment solutions that offer interoperability from the end user's personal computer through the service provider's networks and which provide for simple and low-cost installation and maintenance. The products that make up our SpeedStream family of customer premises equipment satisfy the requirements of network service providers as they:

 . Enable DSL Deployments. We enable network service providers to rapidly deploy
  DSL services, thereby allowing them to quickly capture market share in today's intensely competitive broadband services market. By offering a broad product line we can support DSL services targeted at both businesses and consumers.

 . Ensure End-To-End Interoperability. Our technology expertise and ongoing product development coordination with network equipment vendors, such as ADC Telecommunications, Advanced Fibre Communications, Alcatel, Copper Mountain Networks, Ericsson, Lucent Technologies, Newbridge Networks, Nokia, Nortel Networks and Siemens, and network service providers enable us to ensure interoperability between the end user's personal computer and the service provider's network.

 . Provide for Efficient and Cost-Effective Installation. The software included with many of our products allows a network service provider to pre-configure the customer premises equipment to the parameters of a particular network, reducing the costs associated with having installers perform these activities during each end-user installation. As demand for DSL service grows, pre-configuration helps network operators meet their customers' expectations for rapid service activation.

 . Provide for Cost-Effective Maintenance. Our Advanced Status software allows a network service provider to easily monitor, diagnose and often remotely fix the customer's problems quickly, which can substantially reduce the network service provider's customer support costs.

   Our objective is to be the leading worldwide provider of high-performance DSL broadband access customer premises equipment for businesses, remote offices, telecommuters and consumers. To achieve this goal, we intend to capitalize on our early market acceptance by network service providers and to leverage our relationships with network equipment vendors. In addition, we will continue developing enhancements to our current DSL products and expect to develop products that are capable of processing both voice and data communications through the same DSL equipment and network. Also, we intend to continue to target strategic partnerships and acquisitions to augment our product offerings, sales channels and worldwide operations. Finally, we plan to extend our distribution channels to meet the growing demand for broadband access solutions and increase our brand awareness.

   We sell our products to network equipment vendors and DSL network service providers. As of December 31, 1999, our products have been deployed by Ameritech, Bell Atlantic, BellSouth, Covad Communications, Hanaro Telecom, Hong Kong Telecom, Pacific Bell, Singapore Telecom, Southwestern Bell, and TeleDanmark, among others, and purchased by several network equipment vendors. A number of other network service providers have begun to test our customer premises equipment solutions.

   We were incorporated in Delaware in 1993. Our principal executive offices are located at 4201 Spring Valley Road, Suite 1200, Dallas, Texas 75244-3666 and our telephone number is (972) 991-3884. Our Website is located at http://www.efficient.com. Information contained on our Website does not constitute part of this prospectus.

                              Recent Developments

   On December 17, 1999 we completed the acquisition of FlowPoint Corporation, a wholly-owned subsidiary of Cabletron Systems, Inc., based in Santa Clara, California, in exchange for a combination of common stock and convertible preferred stock equal to an aggregate of 13,500,000 shares of our common stock on an as-converted basis. FlowPoint's primary business is the design, manufacture and sale of a comprehensive line of advanced broadband routers for deployment at customer premises. FlowPoint's product line consists of routing products for use in business-class DSL services. According to the Dell'Oro Group's November 1999 study of market performance for the first three quarters of 1999, FlowPoint was the market leader in SDSL and IDSL customer premises equipment. We now provide the industry's most comprehensive line of DSL customer premises equipment, including internal and universal serial bus modems for personal computers, DSL local area network modems, small office and telecommuter DSL routers, and DSL routers for small businesses and branch offices. FlowPoint's customers include major incumbent and competitive local exchange carriers, including Ameritech, Covad and NorthPoint, and several European incumbent carriers such as British Telecom. FlowPoint also works closely with a number of Internet service providers offering DSL services to businesses. FlowPoint recently announced the availability of an integrated access device that supports both voice and data service delivery over a single DSL line. The acquisition of FlowPoint is expected to increase our revenue and market share, it expands our product line and customer base, adds key personnel, and establishes a presence for Efficient Networks in Silicon Valley.

                                  The Offering

Common stock offered by            2,000,000 shares
 Efficient........................
Common stock offered by the        3,000,000 shares
 selling stockholders.............
Common stock outstanding after     53,156,248 shares
 this offering....................
Use of proceeds................... For general corporate purposes, principally working capital, additional sales and
                                   marketing efforts, and potential
                                   acquisitions.
Nasdaq National Market symbol..... EFNT

--------
The above table is based on shares outstanding as of December 31, 1999. See "Capitalization." This table includes 6,300,000 shares of common stock issuable to Cabletron Systems, Inc. upon conversion of preferred stock held by Cabletron. For a description of the preferred stock held by Cabletron, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments" and "Description of Capital Stock." This table excludes:

  . options outstanding to purchase a total of 8,164,384 shares of common stock at a weighted average exercise price of $10.73 per share and 2,778,750 shares reserved for grant of future options under our stock option plans;

  . 184,889 shares reserved for future grants under our 1999 Employee Stock
    Purchase Plan; and

  . 34,246 shares issuable upon exercise of outstanding warrants.

                                ----------------

   You should be aware that our fiscal year ends on June 30; thus, a reference to "fiscal 1999," for example, is to the fiscal year ended June 30, 1999. In addition, except as otherwise indicated, information in this prospectus assumes that the underwriters' over-allotment option will not be exercised.

                   Summary Consolidated Financial Information
                     (in thousands, except per share data)

                                                         Three Months Ended
                          Fiscal Year Ended June 30,        September 30,
                          -----------------------------  --------------------
                            1997      1998      1999       1998       1999
                          --------  --------  ---------  ---------  ---------
Statement of Operations
 Data:
Net revenues............. $  4,122  $  3,370  $  14,828  $   1,174  $  12,171
Cost of revenues.........    2,386     2,160     14,344        863     11,706
                          --------  --------  ---------  ---------  ---------
Gross profit.............    1,736     1,210        484        311        465
Loss from operations.....   (6,760)   (9,421)   (18,505)    (3,455)    (7,677)
Net loss................. $ (6,635) $ (9,291) $ (26,405) $  (3,375) $  (7,754)
                          ========  ========  =========  =========  =========
Net loss per share:
  Basic and diluted...... $  (2.19) $  (2.86) $   (6.87) $   (0.93) $   (0.25)
                          ========  ========  =========  =========  =========
  Weighted average
   shares................    3,027     3,254      3,893      3,713     30,496
                          ========  ========  =========  =========  =========
Pro forma net loss per
 share:
  Basic and diluted......                     $   (0.97)
                                              =========
  Weighted average
   shares................                        28,342
                                              =========

                                                             September 30, 1999
                                                            --------------------
                                                             Actual  As Adjusted
                                                            -------- -----------
Balance Sheet Data:
Cash and cash equivalents.................................. $ 47,456  $160,931
Working capital............................................   69,051   182,526
Total assets...............................................   88,680   202,155
Total stockholders' equity.................................   72,252   185,727

                                ----------------

   See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data. The as adjusted numbers give effect to our receipt of the estimated net proceeds from the sale of the 2,000,000 shares of common stock offered by Efficient hereby at an assumed public offering price of $60.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   You should carefully consider the risks described below before making a decision to invest in Efficient.

Risks Associated With the Digital Subscriber Line Industry

   Sales of our products depend on the widespread adoption of broadband access services and if the demand for broadband access services does not develop, then our results of operations and financial condition would be adversely affected.

   Our business would be harmed, and our results of operations and financial condition would be adversely affected, if the use of broadband access services does not increase as anticipated, or if our customers' broadband access services are not well received in the marketplace. Certain critical factors will likely continue to affect the development of the broadband access services market. These factors include:

  . inconsistent quality and reliability of service;

  . lack of availability of cost-effective, high-speed service;

  . inability to integrate business applications on the Internet;

  . lack of interoperability among multiple vendors' network equipment;

  . congestion in service providers' networks;

  . inadequate security; and

  . inability to meet growing demands for increasing bandwidth.

   Even if these factors are adequately addressed, the market for broadband access services to the Internet and corporate networks may fail to develop or may develop more slowly than anticipated. If this market fails to develop or develops more slowly than anticipated, our business would be harmed, and our results of operations and financial condition would be adversely affected.

Many competing technologies may serve our target market, and if the DSL technology upon which our products is based does not succeed as a technological solution for broadband access, we would not be able to sustain or grow our business.

   The market for high-speed data transmission services has several competing technologies which offer alternative solutions, and the demand for DSL services is uncertain in light of this competition. The introduction of new products by competitors, market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our products less competitive or obsolete. If any of these events occur, we would be unable to sustain or grow our business. Technologies which compete with DSL are:

  . other access solutions provided by telephone network service providers such as dial-up analog modems, integrated services digital networks and T1 services;

  . broadband wireless technologies; and

  . broadband cable technologies.

   If these alternatives gain market share at the expense of DSL technologies, demand for our products would be reduced, and we would be unable to sustain or grow our business. Additionally, wireless and cable network service providers are well funded, and cable network service providers have large existing customer bases. As a result, competition from these companies is intense and expected to increase.

We depend upon network service providers to deploy DSL technologies and services in a broad and timely manner, and if they do not, we would be unable to sell our products.

   If network service providers do not increase their deployment of DSL services rapidly, we would be unable to sell our products as anticipated, if at all. Factors that impact deployments include:

  . the demand from end users;

  . a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

  . the development of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

  . cost constraints, such as installation costs and space and power requirements at the network service providers' central offices;

  . varying and uncertain conditions of the installed copper wire, including size and length, electrical interference, and crossover interference with voice and data telecommunications services;

  . problems of interoperability among DSL network equipment vendors' products;

  . evolving industry standards for DSL technologies; and

  . domestic and foreign government regulation.

Risks Within the DSL Industry

Competition within the DSL market is intense and includes numerous established competitors, and if we are unable to compete effectively, our business would be harmed.

   Competition in the DSL customer premises equipment market is intense, and we expect competition to increase. Many of our competitors and potential competitors have substantially greater name recognition and technical, financial and marketing resources than we have. If we are unable to compete successfully, our business will be harmed and our results of operations and financial condition would be adversely affected. We cannot assure you that we will have the financial resources, technical expertise or marketing, distribution and support capabilities to compete successfully. See "Business-- Industry Background" and "--Competition."

   Competitive pressures could adversely affect us in the following ways:

  . reduce demand for our products;

  . cause delays or cancellations of customer orders;

  . cause us to reduce prices on our existing products; or

  . increase our expenses.

Our failure to enhance our existing products or to develop and introduce new products that meet changing customer requirements and emerging industry standards would adversely impact our ability to sell our products.

   The market for high-speed broadband access is characterized by rapidly changing customer demands and short product life cycles. If our product development and enhancements take longer than planned, the availability of our products would be delayed. Any such delay would adversely impact our ability to sell our products and our results of operations and financial condition would be adversely affected. Our future success will depend in large part upon our ability to:

  . identify and respond to emerging technological trends in the market;

  . develop and maintain competitive products that meet changing customer demands;

  . enhance our products by adding innovative features that differentiate our products from those of our competitors;

  . bring products to market on a timely basis;

  . introduce products that have competitive prices; and

  . respond effectively to new technological changes or new product announcements by others.

   The technical innovations required for us to remain competitive in the DSL industry are inherently complex, require long development cycles and sometimes depend on sole-source suppliers. We will be required to continue to invest in research and development in order to maintain and enhance our existing technologies and products, but we may not have sufficient funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be interoperable with changing technological requirements or standards. We will have to incur most research and development expenses before the technical feasibility or commercial viability of enhanced or new products can be ascertained. Our revenues from future or enhanced products may not be sufficient to recover our associated development costs.

Our current products are not interoperable with certain products offered by suppliers to our customers and are subject to evolving industry standards. If our products do not interoperate with our target customers' networks or an industry standard that achieves market acceptance, customers may refuse to purchase our products.

   In some cases, network equipment vendors, such as Cisco Systems, Inc., sell to our target customers proprietary or non-interoperable systems with which our products will not function. In these cases, potential customers who wish to purchase DSL customer premises equipment and who have purchased other network equipment which does not function with our DSL customer premises equipment may not purchase our products.

   Also, the emergence of new industry standards, whether through adoption by official standards committees or widespread use by our target customers, could require us to redesign our products. If such standards become widespread and our products do not meet these standards, our customers and potential customers would not purchase our products. In this case, our business would be harmed, and our financial condition and results of operations would be adversely affected. The rapid development of new standards increases the risk that competitors could develop products that would reduce the competitiveness of our products or could result in greater competition and additional pricing pressure. If we fail to develop and introduce new products or enhancements in the face of new industry standards, our product sales would decrease, and our business would be harmed. See "Business--Competition."

We may not be able to produce sufficient quantities of our DSL products because we depend on third-party manufacturers. If these manufacturers fail to produce our products in a timely manner, our ability to fulfill our customer orders would be adversely impacted.

   Any manufacturing disruption could impair our ability to fulfill orders, and if this occurs, our revenues would be adversely affected. Although we work with more than one third-party manufacturer, many of our products are presently manufactured for us by only one party. Since third parties manufacture our products and we expect this to continue in the future, our success will depend, in significant part, on our ability to have third parties manufacture our products cost effectively and in sufficient quantities to meet our customer demand. There are a number of risks associated with our dependence on third-party manufacturers, including the following:

  . reduced control over delivery schedules;

  . quality assurance;

  . manufacturing yields and costs;

  . the potential lack of adequate capacity during periods of excess demand;

  . limited warranties on products supplied to us;

  . increases in prices; and

  . the potential misappropriation of our intellectual property.

   Any of these risks, if not adequately addressed by our third-party manufacturers, would harm our business.

   We have no long-term contracts or arrangements with any of our vendors that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. The competitive dynamics of our market require us to obtain components at favorable prices, but we may not be able to obtain additional volume purchase or manufacturing arrangements on terms that we consider acceptable, if at all. If we enter into a high-volume or long-term supply arrangement and subsequently decide that we cannot use the products or services provided for in the agreement, our business would also be harmed.

We may not be able to produce sufficient quantities of our products because we obtain certain key components from, and depend on, certain sole-source suppliers. If we are unable to obtain these sole-source components, we would not be able to ship our products in a timely manner and our strategic relationships with our customers would be detrimentally affected.

   We obtain certain parts, components and equipment used in our products from sole sources of supply. For example, we obtain certain semiconductor chipsets from Alcatel Microelectronics, Analog Devices, Inc., Texas Instruments Incorporated, and Conexant Systems, Inc. If we fail to obtain components in sufficient quantities when required, and are unable to meet customer demand, our business could be harmed, as our customers would consider purchasing products from our competitors. We also rely on Texas Instruments Incorporated, Samsung Semiconductor Inc., and VLSI Technology, Inc. to manufacture our application specific integrated circuits. Developing and maintaining these strategic relationships is critical in order for us to be successful. If our relationships with our equipment vendor and network service provider customers are harmed as a result of a failure to obtain sole-source components for our products on a timely basis, our business would be harmed.

   Any of our sole-source suppliers may:

  . enter into exclusive arrangements with our competitors;

  . stop selling their products or components to us at commercially reasonable prices; or

  . refuse to sell their products or components to us at any price.

   If we are unable to obtain sufficient quantities of sole-source components or to develop alternative sources for components for any reason, our business would be harmed. Furthermore, additional sole-source components may be incorporated into our future products, thereby increasing our sole-source supplier risks. If any of our sole-source manufacturers delay or halt production of any of their components, our business would be harmed, and our results of operations and financial condition would be adversely affected.

We may be subject to product returns and product liability claims resulting from defects in our products. Product returns and product liability claims could result in the failure to attain market acceptance of our products and harm our business.

   Our products are complex and may contain undetected defects, errors or failures. The occurrence of any defects, errors or failures could result in delays in installation, product returns and other losses to us or to our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products, either of which would harm our business and adversely affect our operating results and financial condition. We will likely have limited experience with any problems that may arise with new products that we introduce.

   Although we have not experienced any product liability claims to date, the sale and support of our products entail the risk of these claims. A successful product liability claim brought against us could be expensive, divert the attention of management from ordinary business activities and, correspondingly, harm our business.

Risks That May Cause Financial Fluctuations

We have incurred net losses since our inception and expect future losses. Accordingly, we may not be able to achieve profitability, and even if we do become profitable, we may not be able to sustain profitability.

   We have incurred net losses in every fiscal quarter and annual period since inception and expect to continue to operate at a loss for the foreseeable future. In addition, we had negative cash flow from operations of $6.6 million in fiscal 1998, $23.4 million in fiscal 1999, and $9.5 million for the first three months of fiscal 2000. As of September 30, 1999, we had an accumulated deficit of approximately $61.9 million. Due to our limited operating history and our history of losses, we may never be able to achieve profitability, and even if we do, we may not be able to remain profitable. To achieve profitable operations on a continuing basis, we must successfully design, develop, test, manufacture, introduce, market and distribute our products on a broad commercial basis.

   Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include:

  . the rate of market acceptance of DSL broadband access;

  . the level of demand for DSL systems that incorporate our products;

  . changes in industry standards governing DSL technology solutions;

  . the extent and timing of new customer transactions;

  . changes in our development schedules and those of system companies that provide complementary DSL products, or changes in their levels of expenditure on research and development;

  . personnel changes, particularly those involving engineering and technical personnel;

  . the costs associated with protecting our intellectual property;

  . regulatory developments; and

  . general economic trends.

   Due to these factors, we cannot forecast with any degree of accuracy what our revenues will be in future periods or how quickly network service providers will select our products for use in their systems. In view of these factors, we may not be able to achieve or sustain profitability.

We have a short operating history and, as a result, it is difficult to predict our future results of operations.

   We have a short operating history upon which to base your investment decision. We first commenced product shipments in August 1994 and did not introduce DSL products until March 1998. Due to our limited operating history, it is difficult or impossible for us to predict future results of operations and you should not expect future revenue growth to be comparable to our recent revenue growth. In addition, we believe that comparing different periods of our operating results is not meaningful, and you should not rely on the results for any period as an indication of our future performance. Investors in our common stock must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in rapidly evolving markets such as ours.

If sales forecasted for a particular period are not realized in that period due to the lengthy sales cycle of our products, our operating results for that period would be adversely affected.

   If we fail to realize forecasted sales for a particular period, our operating results would be adversely affected and our stock price would likely decline and could decline significantly. The sales cycle of our products is typically lengthy and involves:

  . a significant technical evaluation;

  . delays associated with network service providers' internal procedures to commit to a particular product line offering and approve large capital expenditures;

  . time required to deploy new technologies within service providers' networks; and

  . testing and acceptance of new technologies.

   For these and other reasons, a sale of our products generally requires six to 12 months to complete. Furthermore, the announcement and projected implementation of new standards may affect sales cycles, as network service providers may choose to delay large-scale deployment of DSL services until compliant products are available.

Our product cycles tend to be short, and we may incur substantial non-recoverable expenses or devote significant resources to sales that do not occur when anticipated.

   In the rapidly changing technology environment in which we operate, product cycles tend to be short. Therefore, the resources we devote to product sales and marketing may not generate material revenues for us, and from time to time we may need to write off excess and obsolete inventory. If we incur substantial sales, marketing and inventory expenses in the future that we are not able to recover, and we are not able to compensate for such expenses, our operating results would be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions and we still have higher cost products in inventory, our business would be harmed, and our results of operations and financial condition would be adversely affected.

Our operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline.

   Our operating results are likely to fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are outside our control. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline. We cannot assure you that this will not occur because of the numerous factors that could cause our revenues and costs to fluctuate. These factors include the following:

  . the timing and size of sales of our products and services;

  . announcements of new products and product enhancements by competitors;

  . the entry of new competitors into our market, including by acquisition;

  . unexpected delays in introducing new or enhanced products, including manufacturing delays;

  . our ability to control expenses;

  . our ability to ship products on a timely basis and at a reasonable cost;

  . the mix of our products sold;

  . the volume and average cost of products manufactured;

  . the type of distribution channel through which we sell our products;

  . the average selling prices of our products; and

  . the effectiveness of our product cost reduction efforts.

   The amount and timing of our operating expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activities. Research and development expenses will vary as we develop new products. Due to competitive factors in our market, in the past we have experienced, and we anticipate that we will continue to experience, decreases in the average selling prices of our products which could adversely affect gross margins. Due to these and other factors, our quarterly revenues, expenses and results of operations could vary significantly in the future, and you should not rely upon period-to-period comparisons as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our customer base is concentrated, and the loss of one or more of our customers could harm our business.

   Because DSL service relies upon existing telephone lines to reach end users, a substantial majority of potential DSL end-user accounts in the U.S. and in other countries are controlled by a relatively small number of network service providers. If we are not successful in maintaining relationships with these few network service providers and the network equipment vendors that supply them, our business will be harmed.

   Although deregulation and increasing competition are expanding our potential customer base, a small number of customers has accounted for a large portion of our revenues to date. We sell our DSL products primarily to network service providers, network equipment vendors and telephone company-aligned distributors. For the three months ended September 30, 1999, sales to four customers, American Communications Supply, Inc., a distributor for Southwestern Bell, America Online, Inc., Innotrac Corporation, a distributor for BellSouth, and Lucent Technologies each represented more than 10% of our net revenues. Our top ten customers for the three months ended September 30, 1999 accounted for 94.8% of our net revenues. For the fiscal year ended June 30, 1999, Covad Communications Group, Inc. represented 29.6% of our net revenues, and Soon Cabling Pte, Ltd., a distributor for Daewoo Telecom, represented 17.5% of our net revenues. Our top ten customers in fiscal 1999 accounted for 82.3% of our net revenues. For the fiscal year ended June 30, 1998, Victron, Inc., a manufacturer for Xylan Corporation, represented 19.6% of our net revenues, and Telecom Equipment, a distributor for Singapore Telecom, represented 12.6% of our net revenues. We expect to continue to be dependent upon a relatively small number of large customers in future periods, although the specific customers may vary from period to period. If we are not successful in maintaining relationships with key customers, and winning new customers, our business would be harmed.

We derive a substantial amount of our revenues from international sources, and difficulties associated with international operations could harm our business.

   Since inception, a substantial portion of our revenues has been derived from customers located outside of the United States, and we expect this trend to continue. Revenues derived from customers located outside of the United States represented 52% of our net revenues in fiscal 1998, 41% of our net revenues in fiscal 1999 and 20% of our net revenues for the first quarter of fiscal 2000. We believe that our continued growth and ability to attain profitability will require us to continue to penetrate international markets. If we are unable to successfully overcome the difficulties associated with international operations and maintain and expand our international operations, our business would be harmed. These difficulties include:

  . difficulties staffing and managing foreign operations in our highly technical industry;

  . changes in regulatory requirements which are common in the telecommunications industry;

  . licenses, tariffs and other trade barriers imposed on products such as ours;

  . political and economic instability especially in Asia and the Pacific;

  . potentially adverse tax consequences;

  . difficulties obtaining approvals for products from foreign governmental agencies which regulate networks;

  . compliance with a wide variety of complex foreign laws and treaties relating to telecommunications equipment; and

  . delays or difficulties collecting accounts receivable from foreign entities that are not subject to suit in the United States.

   To date, our international sales and component purchases have been denominated solely in U.S. dollars and, accordingly, we have not been exposed to fluctuations in non-U.S. currency exchange rates. In the future, a portion of our international sales may be denominated in currencies other than U.S. dollars, which would expose us to gains and losses based upon exchange rate fluctuations. Such gains and losses may contribute to fluctuations in our operating results.

Risks That May Affect Our Ability to Execute Our Business Plans

Our business could be adversely affected if we do not adequately address the risks associated with our recent acquisition of FlowPoint Corporation.

   In December 1999, we completed the acquisition of FlowPoint Corporation. This transaction is accompanied by a number of risks, any of which could adversely affect our business or stock price, including:

  . the difficulty of assimilating the operations and personnel of FlowPoint;

  . the potential disruption of our and FlowPoint's ongoing business and distraction of management;

  . possible unanticipated expenses related to technology and business integration;

  . the potential impairment of relationships with employees and customers as a result of the integration of management; and

  . potential liabilities associated with FlowPoint.

   In addition, the market price of our common stock could decline as a result of the acquisition if:

  . Efficient does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts; or

  . the effect of the acquisition on the combined financial results is not consistent with the expectations of financial analysts.

We rely on indirect distribution channels and strategic relationships to sell and manufacture our products, and if we are not able to maintain existing and develop additional strategic relationships and indirect distribution channels, our business would be harmed.

   Our business strategy relies on our strategic relationships with network equipment vendors, network service providers, and suppliers of DSL technology. If our existing relationships are not successful or our competitors are better able to develop these relationships, our business would be harmed. End users typically purchase DSL customer premises equipment from network service providers, and network service providers may purchase DSL customer premises equipment from independent network equipment vendors and distributors. We typically work closely with our potential customers and suppliers to ensure interoperability of products with customer networks and of components with our DSL customer premises equipment. In addition, we rely on our strategic relationships with telephone company-aligned distributors in order to broaden our distribution network. Also, larger vendors of DSL customer premises equipment may be able to leverage their size and established distribution channels to gain a significant competitive advantage over us. We cannot assure you that we will be able to maintain or expand our existing strategic relationships or that we will be able to establish new relationships in the future. See "Business--Strategic Relationships."

We continue to rapidly and significantly expand our operations, and our failure to manage growth could harm our business and adversely affect our results of operations and financial condition.

   We have rapidly and significantly expanded our operations, including the number of our employees, the geographic scope of our activities and our product offerings. We expect that further significant expansion will be required to address potential growth in our customer base and market opportunities. Any failure to manage growth effectively could harm our business and adversely affect our operating results and financial condition. We cannot assure you that we will be able to do any of the following, which we believe are essential to successfully manage the anticipated growth of our operations:

  . improve our existing and implement new operational, financial and management information controls, reporting systems and procedures;

  . hire, train and manage additional qualified personnel;

  . expand and upgrade our core technologies; and

  . effectively manage multiple relationships with our customers, suppliers and other third parties.

   In the future, we may also experience difficulties meeting the demand for our products. The installation and use of our products require training. If we are unable to provide training and support for our products, more time may be necessary to complete the implementation process and customer satisfaction may be adversely affected. In addition, our suppliers may not be able to meet increased demand for our products. We cannot assure you that our systems, procedures or controls will be adequate to support the anticipated growth in our operations.

Competition for qualified personnel in the networking equipment and telecommunications industries is intense, and if we are not successful in attracting and retaining these personnel, our business would be harmed.

   Our future success will depend on the ability of our management to operate effectively, both individually and as a group. Therefore, the future success of our business will also depend on our ability to attract and retain high-caliber personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, could harm our business.

   Because competition for qualified personnel in the networking equipment and telecommunications industries is intense, we may not be successful in attracting and retaining such personnel. During 1999, we added 160 employees to our total work force, representing an increase of 133% from December 31, 1998. During 1998, we added 36 employees to our total work force, representing an increase of approximately 61% from December 31, 1997. We expect to hire additional personnel in the near future, including direct sales and marketing personnel. There may be only a limited number of people with the requisite skills to serve in those positions, and it may become increasingly difficult to hire these people. In addition, we are actively searching for research and development engineers, who also are in short supply. Our business will be harmed if we encounter delays in hiring additional engineers. Furthermore, competitors and others have in the past and may in the future attempt to recruit our employees. We do not have employment contracts with any of our key personnel.

The loss of the services of one or more of our executive officers or key employees could harm our business.

   Our executive officers and certain key sales, engineering and management personnel may not remain with us in the future. Our executive officers and key personnel and in particular Mark A. Floyd, our Chief Executive

Officer, and Patricia W. Hosek, our Vice President of Engineering, are critical to our business and its future success. If we lost the services of one or more of our executive officers or key employees, we would need to devote substantial resources to finding replacements, and until replacements were found, Efficient would be operating without the skills or leadership of such personnel, either of which could have a significant adverse effect on our business. None of our officers or key employees is bound by agreements for any specific employment term or covenants not to compete.

Our future success will depend in part on our ability to protect our proprietary rights and the technologies used in our principal products, and if we do not enforce and protect our intellectual property or if others bring infringement claims against us, our business would be harmed.

   We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. However, these measures afford only limited protection. Our failure to adequately protect our proprietary rights may adversely affect us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary.

   Our means of protecting our proprietary rights in the U.S. or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the U.S. Issued patents may not preserve our proprietary position. Even if they do, competitors or others may develop technologies similar to or superior to our own.

   We may become involved in litigation over proprietary rights. In the event of an adverse result in any future litigation with third parties relating to proprietary rights, we could be required:

  . to pay substantial damages, including treble damages if we are held to have willfully infringed;

  . to halt the manufacture, use and sale of infringing products;

  . to expend significant resources to develop non-infringing technology; or

  . to obtain licenses to the infringing technology.

   Licenses may not be available from any third party that asserts intellectual property claims against us, on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. However, there can be no assurance that we would be able to successfully resolve such disputes in the future.

   From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. For example, we have received a letter from Bell Atlantic indicating that they hold a patent on certain DSL technology, and urging us to begin negotiating a license to the patent. We are aware that Bell Atlantic has sued at least one other company alleging that such other company's DSL services infringe Bell Atlantic's patent. We are evaluating the Bell Atlantic patent, and have not yet determined whether to seek a license. Although there are multiple indications from Bell Atlantic that licenses to the patent are or will be available, there can be no assurances we would find the license terms acceptable. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the high-speed data access market grows and the functionality of products overlaps. See "Business-- Intellectual Property."

Our products and those of our customers are subject to government regulations, and changes in current or future laws or regulations that negatively impact our products and technologies could harm our business.

   The jurisdiction of the Federal Communications Commission, or the FCC, extends to the entire communications industry including our customers and their products and services that incorporate our products.

Future FCC regulations affecting the broadband access services industry, our customers or our products may harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into certain markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. Delays caused by our compliance with regulatory requirements may result in order cancellations or postponements of product purchases by our customers, which would harm our business and adversely affect our results of operations and financial condition.

Additional Risks That May Affect Our Stock Price

We may need additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we may be unable to execute our business plan.

   If the proceeds of this offering, together with the proceeds generated from our initial public offering which closed in July 1999, our existing cash balances and cash flow expected from future operations, are not sufficient to meet our liquidity needs, we will need to raise additional funds. If adequate funds are not available on acceptable terms or at all, we may not be able to take advantage of market opportunities, to develop new products or to otherwise respond to competitive pressures. This inability would harm our business.

We have broad discretion to use the offering proceeds, and we cannot assure you that how we invest these proceeds will yield a favorable return.

   Substantially all of the net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. Thus, our management will have broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which the stockholders may not agree. We cannot assure you that the proceeds will be invested to yield a favorable return. See "Use of Proceeds."

We may engage in future acquisitions that dilute our stockholders, cause us to incur debt and assume contingent liabilities.

   As part of business strategy, we expect to continue to review potential acquisitions that could complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway with respect to any such acquisitions, we may acquire businesses, products or technologies in the future. In the event of such future acquisitions, we could issue equity securities that would dilute our current stockholders' percentage ownership, incur substantial debt, or assume contingent liabilities. Such actions by us could seriously harm our results of operations and/or the price of our common stock. Acquisitions also entail numerous other risks which could adversely affect our business, results of operations and financial condition, including:

  . difficulties in assimilating acquired operations, technologies or products;

  . unticipated costs or capital expenditures associated with the acquisition;

  . acquisition related charges and amortization of acquired technology and other intangibles that could negatively affect our reported results of operations;

  . diversion of management's attention from our business;

  . adversely affect existing business relationships with suppliers and customers; and

  . failure to successfully integrate these businesses, products, technologies and personnel.

There are substantial shares of common stock eligible for future sale, and such sales may depress our stock price.

   After this offering, we will have outstanding approximately 53.2 million shares of common stock after giving pro forma effect to the conversion of all outstanding shares of Series A non-voting convertible redeemable preferred stock issued to Cabletron, of which approximately 14.6 million shares, including the 5,000,000 sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradeable. See "Capitalization" for a discussion of the shares included in and excluded from this number. The remaining approximately 38.6 million shares of common stock outstanding after this offering will become available for sale in the public market as follows:

      Number of Shares  Date of Availability for Sale
      ----------------  -----------------------------
        3.1 million     April 3, 2000
       23.6 million     May 3, 2000
       11.9 million     At various times thereafter, upon the expiration of
                        respective one-year holding periods.

   If our stockholders sell substantial amounts of common stock in the public market, including shares issuable upon the exercise of outstanding options, the market price of our common stock could fall. See "Shares Eligible for Future Sale" and "Underwriting."

Certain provisions of our charter documents may make acquiring control of our company more difficult for a third party, which could adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay.

   Our charter documents contain provisions providing for a classified board of directors, eliminating cumulative voting in the election of directors and restricting our stockholders from acting without a meeting. These provisions may make certain corporate actions more difficult and might delay or prevent a change in control and therefore limit the price that new investors will pay for our stock. Further, the board of directors may issue up to 9,993,700 new shares of preferred stock with certain rights, preferences, privileges and restrictions, including voting rights, without any vote by our stockholders. Our existing stockholders may be adversely affected by the rights of this preferred stock. New preferred stock might also be used to make acquiring control more difficult. We have no current plans to issue shares of preferred stock. We will also indemnify officers and directors against losses incurred in legal proceedings to the broadest extent permitted by Delaware law.

Our failure or the failure of our key suppliers and customers to be Year 2000 compliant would harm our business.

   Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. Although we cannot predict with any certainty what adverse effects we may suffer from Year 2000 compliance issues, possible effects include:

  . disruptions in the supply of components and manufactured goods from our component suppliers and contract manufacturers if they experience disruptions;

  . disruptions in our ability to ship and receive goods if third-party transportation and delivery providers experience disruptions in their operations; and

  . delays in receiving accurate management information from our internal accounting and management systems.

   We currently have no contingency plan to address potential interruptions in the operation of our internal systems or those of third parties upon whom we depend as a result of Year 2000 noncompliance.

   We may face claims based on Year 2000 issues arising from the integration of multiple products within an overall network. We may also experience reduced sales of our products as potential customers reduce their budgets for network equipment and network services due to increased expenditures on their own Year 2000 compliance efforts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the 2,000,000 shares of common stock offered by us are estimated to be $113.5 million, or approximately $156.4 million if the underwriters' over-allotment option is exercised in full, at an assumed public offering price of $60.25 per share, after deducting underwriting discounts and commissions and the estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

   We intend to use the net proceeds of this offering primarily for general corporate purposes including working capital and sales and marketing efforts. We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

   Our Common Stock began trading on the NASDAQ National Market System under the symbol "EFNT" effective July 15, 1999. Prior to that date, there was no public market for our Common Stock. The following table sets forth for the periods indicated the high and low closing prices for the Common Stock, as reported by NASDAQ:

                                                                   High   Low
                                                                  ------ ------
   Fiscal Year Ending June 30, 2000
     First Quarter............................................... $68.00 $29.35
     Second Quarter.............................................. $82.50 $33.65
     Third Quarter (through January 6, 2000)..................... $63.85 $58.75

   The last reported sale price for our common stock on The Nasdaq Stock Market was $60.25 per share on January 6, 2000. As of December 31, 1999, there were approximately 156 holders of record of our common stock.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The table below sets forth the following information:

  .the actual capitalization of Efficient as of September 30, 1999; and

  . the as adjusted capitalization giving effect to the sale of 2,000,000 shares of common stock at an assumed public offering price of $60.25 per share, less estimated underwriting discounts and commissions and the estimated offering expenses payable by Efficient.

                                                       September 30, 1999
                                                  -------------------------------
                                                     Actual        As Adjusted
                                                  -------------  ----------------
                                                  (in thousands, except share
                                                      and per share data)
Stockholders' equity:
Common stock, $0.001 par value; 100,000,000
 shares authorized; 37,482,465 shares issued and
 outstanding, actual; 39,482,465 shares issued
 and outstanding, as adjusted...................  $          37   $          39
Additional paid-in capital......................        150,320         263,793
Deferred stock option compensation..............        (16,162)        (16,162)
Accumulated deficit.............................        (61,943)        (61,943)
                                                  -------------   -------------
Total stockholders' equity......................         72,252         185,727
                                                  -------------   -------------
Total capitalization............................  $      72,252   $     185,727
                                                  =============   =============

   This table excludes the following shares:

  . 7,200,000 shares of common stock and 6,300 shares of preferred stock
    (convertible into an aggregate of 6,300,000 shares of common stock) issued to Cabletron in December 1999;

  . options outstanding to purchase a total of 6,954,329 shares of common stock at a weighted average exercise price of $2.81 per share and 3,325,000 shares reserved for grant of future options under our stock option plans;

  . 200,000 shares reserved for future grants under our 1999 Employee Stock
    Purchase Plan; and

  . 34,246 shares issuable upon exercise of outstanding warrants.

   See "Management--Benefit Plans," "Description of Capital Stock" and Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and are qualified by reference to the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. The consolidated statement of operations data set forth below for the years ended June 30, 1997, 1998 and 1999, and the consolidated balance sheet data at June 30, 1998 and 1999, are derived from, and are qualified by reference to, the audited Consolidated Financial Statements of Efficient included elsewhere in this prospectus. The statement of operations data set forth below for the years ended June 30, 1995 and 1996 and the balance sheet data at June 30, 1995, 1996 and 1997 are derived from audited Consolidated Financial Statements of Efficient not included in this prospectus. The consolidated statement of operations data for the three months ended September 30, 1998 and 1999 and the consolidated balance sheet data at September 30, 1999 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited statement of operations data shown for the three month periods ended September 30, 1998 and 1999 and the unaudited balance sheet data as of September 30, 1999 have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods.

                                                                           Three Months Ended
                                  Fiscal Year Ended June 30,                  September 30,
                          -----------------------------------------------  --------------------
                           1995      1996      1997      1998      1999      1998       1999
                          -------  --------  --------  --------  --------  ---------  ---------
                                       (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net revenues............  $ 2,314  $  3,687  $  4,122  $  3,370  $ 14,828  $   1,174  $  12,171
Cost of revenues........    1,125     2,209     2,386     2,160    14,344        863     11,706
                          -------  --------  --------  --------  --------  ---------  ---------
Gross profit............    1,189     1,478     1,736     1,210       484        311        465
                          -------  --------  --------  --------  --------  ---------  ---------
Operating expenses:
  Sales and marketing...    1,505     2,366     2,409     3,436     6,133      1,168      2,652
  Research and
   development..........    3,405     3,853     4,183     4,389     7,747      1,826      3,053
  General and
   administrative.......      822     1,082     1,245     1,641     1,993        339      1,048
  Stock option
   compensation.........       --       198       659     1,165     3,116        433      1,389
                          -------  --------  --------  --------  --------  ---------  ---------
   Total operating
    expenses............    5,732     7,499     8,496    10,631    18,989      3,766      8,142
                          -------  --------  --------  --------  --------  ---------  ---------
Loss from operations....   (4,543)   (6,021)   (6,760)   (9,421)  (18,505)    (3,455)    (7,677)
Interest and other
 income (expense), net..      248       177       125       130    (7,900)        80        (77)
                          -------  --------  --------  --------  --------  ---------  ---------
Net loss................  $(4,295) $ (5,844) $ (6,635) $ (9,291) $(26,405) $  (3,375) $  (7,754)
                          =======  ========  ========  ========  ========  =========  =========
Basic and diluted net
 loss per share(1)......  $ (1.56) $  (2.06) $  (2.19) $  (2.86) $  (6.87) $   (0.93) $   (0.25)
                          =======  ========  ========  ========  ========  =========  =========
Weighted average
 shares(1)..............    2,750     2,838     3,027     3,254     3,893      3,713     30,496
                          =======  ========  ========  ========  ========  =========  =========
Unaudited pro forma
 basic and diluted net
 loss per share(1)......                                         $  (0.97)
                                                                 ========
Weighted average shares
 used to compute
 unaudited pro forma
 basic and diluted net
 loss per share(1)......                                           28,342
                                                                 ========
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............  $ 2,650  $  1,303  $  3,413  $  7,607  $  3,604             $  47,456
Working capital.........    3,400     2,619     4,370     7,870    12,585                69,051
Total assets............    6,357     5,150     6,454    10,667    23,965                88,680
Redeemable convertible
 preferred stock........   11,155    16,155    23,635    34,743    40,495                    --
Total stockholders'
 equity (deficit).......   (6,008)  (11,643)  (17,610)  (25,374)  (39,014)               72,252

--------
(1) Note 2 of Notes to Consolidated Financial Statements provides an explanation of the determination of the weighted average shares used to compute basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto, as well as the other information included elsewhere in this prospectus.

Overview

   We are a worldwide independent developer and supplier of high-speed DSL customer premises equipment for the broadband access market. Our DSL solutions enable telecommunications and other network service providers to provide high-speed, cost-effective broadband access services over the existing copper wire telephone infrastructure to both business and residential markets. We therefore focus on developing and producing single- and multiple-user DSL customer premises equipment for small- to medium-size businesses, branch offices of large corporations and consumers. Our DSL products enable applications such as high-speed Internet access, electronic commerce, remote access, telecommuting and extensions of corporate networks to branch offices.

   We were incorporated in June 1993. From inception through fiscal 1997, we primarily focused on developing and selling ATM-based products for local area network, or LAN, applications. ATM, or asynchronous transfer mode, is a widely-used transmission technology that breaks data down into individual packets with unique identification and destination addresses and may be used to transmit data, voice and video within a network. During fiscal 1997 we began to leverage our ATM, personal computing environment and networking expertise to develop DSL modem products for high-speed Internet access. Although we continue to sell ATM LAN products, we have largely discontinued further development efforts on such products and are currently focusing on our DSL products. We shipped our first DSL products in the third quarter of fiscal 1998. Our DSL products, which accounted for less than 3% of net revenues in fiscal 1998, represented 87.1% of our net revenues in fiscal 1999 and 98.1% of our net revenues in the first quarter of fiscal 2000. We expect sales of our ATM LAN products to continue to gradually decrease in absolute amount over the next one to two years, and to decrease substantially as a percentage of net revenues during that time.

   We derive our revenues from sales of our SpeedStream family of DSL products and, to a lesser extent, our ATM LAN products. We sell our DSL products primarily to network service providers, network equipment vendors and telephone company-aligned distributors. For the three months ended September 30, 1999, sales to four customers, American Communications Supply, Inc., a distributor for Southwestern Bell, America Online, Inc., Innotrac Corporation, a distributor for BellSouth, and Lucent Technologies each represented more than 10% of our net revenues. For the fiscal year ended June 30, 1999, Covad Communications represented 29.6% of our net revenues, and Soon Cabling Pte, Ltd., a distributor for Daewoo Telecom represented 17.5% of our net revenues. For the fiscal year ended June 30, 1998, Victron, a manufacturer for Xylan, represented 19.6% of our net revenues, and Telecom Equipment, a distributor for Singapore Telecom, represented 12.6% of our net revenues. Our top ten customers for the three months ended September 30, 1999 accounted for 94.8% of our net revenues. We expect to continue to be dependent upon a relatively small number of large customers in future periods, although the specific customers may vary from period to period.

   Since inception, a substantial portion of our revenues has been derived from customers located outside of the United States and we expect this trend to continue. Revenues derived from customers outside the United States represented 52% of our net revenues in fiscal 1998, 41% of our net revenues for fiscal 1999 and 20% of our net revenues for the three months ended September 30, 1999. We currently maintain a European sales office in Amsterdam and an Asian sales office in Singapore. We believe that in order to continue growing and attain profitability, we must continue to penetrate international markets. Accordingly, we will need to expand our international operations and hire qualified personnel for these operations.

   To date, international sales have been denominated solely in U.S. dollars and, accordingly, we have not been exposed to fluctuations in non-U.S. currency exchange rates. In the future, a portion of our international sales may be denominated in currencies other than U.S. dollars, which would then expose us to gains and losses based upon exchange rate fluctuations.

   The gross margins on our DSL products have been below the levels that our business has historically achieved. The lower gross margins on our DSL products have been a result of manufacturing start-up costs and volume discounts given to quickly introduce products into the market. Other factors that will affect our gross margin include the product mix sold in any particular period, distribution channels, competitive pressures and levels of volume discounts.

   Our limited operating history in the DSL market makes it difficult to forecast our future operating results. To date, we have not achieved profitability in any quarter or annual period, and as of September 30, 1999, we had an accumulated deficit of $61.9 million. Although our net revenues have grown in recent quarters, we cannot be certain that our net revenues will increase at a rate sufficient to achieve and maintain profitability.

   For the fiscal years 1997, 1998 and 1999 and for the three months ended September 30, 1999, we recorded an aggregate of $21.7 million in deferred stock option compensation. This amount represents the difference between the exercise price of certain stock options granted during such periods and the deemed fair market value of our common stock at the time of such option grants. We are amortizing the deferred stock option compensation over the vesting periods of the applicable options, which is generally four years. We amortized deferred stock option compensation in the amounts of $659,000, $1.2 million, $3.1 million and $1.4 million in fiscal years 1997, 1998, 1999 and the three months ended September 30, 1999, respectively. We expect to amortize the remaining deferred stock option compensation at the rate of approximately $1.3 million per quarter until fully amortized.

Recent Development--FlowPoint Acquisition

   On November 21, 1999, we entered into an agreement with Cabletron Systems, Inc. to acquire its wholly-owned subsidiary FlowPoint Corporation from Cabletron. The acquisition was completed on December 17, 1999, and is being accounted for under the purchase method of accounting.

   We paid for the acquisition of FlowPoint through the issuance of 7,200,000 shares of our common stock and 6,300 shares of our Series A non-voting convertible preferred stock. The Series A preferred stock is convertible into an aggregate of 6,300,000 shares of our common stock. See "Description of Capital Stock" for a more complete description of the Series A preferred stock.

   The shares issued to Cabletron for FlowPoint were worth $924.8 million based upon the market price of $68.50, which represents Efficient's average closing sale price for two trading days before and two trading days after the terms of the acquisition were agreed to.

Results of Operations

   The following table sets forth, for the periods presented, certain data from Efficient's consolidated statement of operations expressed as a percentage of net revenues.

                                                             Three Months
                                  Fiscal Year Ended             Ended
                                       June 30,             September 30,
                                 ------------------------   ----------------
                                  1997     1998     1999     1998      1999
                                 ------   ------   ------   -------   ------
Net revenues....................  100.0 %  100.0 %  100.0 %   100.0 %  100.0 %
Cost of revenues................   57.9     64.1     96.7      73.5     96.2
                                 ------   ------   ------   -------   ------
Gross profit....................   42.1     35.9      3.3      26.5      3.8
                                 ------   ------   ------   -------   ------
Operating expenses:
Sales and marketing.............   58.4    102.0     41.4      99.5     21.8
Research and development........  101.5    130.2     52.2     155.5     25.1
General and administrative......   30.2     48.7     13.4      28.9      8.6
Stock option compensation.......   16.0     34.6     21.0      36.9     11.4
                                 ------   ------   ------   -------   ------
  Total operating expenses......  206.1    315.5    128.1     320.8     66.9
                                 ------   ------   ------   -------   ------
Loss from operations............ (164.0)  (279.6)  (124.8)   (294.3)   (63.1)
Interest and other income
 (expense), net.................    3.0      3.9     53.3       6.8     (0.6)
                                 ------   ------   ------   -------   ------
Net loss........................ (161.0)% (275.7)% (178.1)%  (287.5)%  (63.7)%
                                 ======   ======   ======   =======   ======

Three Months Ended September 30, 1998 and 1999

Net Revenues

   Net revenues consist of product sales, net of allowances for returns. Net revenues increased 936.7%, from $1.2 million for the three months ended September 30, 1998 to $12.2 million for the three months ended September 30, 1999. DSL product revenues increased from $410,000 for the three months ended September 30, 1998 to $11.9 million for the three months ended September 30, 1999. The period-over-period increases in DSL product revenues reflect the beginning market adoption of our DSL products, which first became available in the quarter ended March 31, 1998, as well as the addition of new products to our DSL product line. During fiscal 1997, we made the strategic decision to focus on developing our DSL products, and, as a result, significantly reduced the level of development and support activities associated with our ATM LAN products. We expect ATM LAN product revenues to continue to decrease over time.

Cost of Revenues

   Cost of revenues consists of amounts paid to third-party contract manufacturers, manufacturing start-up expenses and the personnel and related costs of our manufacturing operation. Cost of revenues increased 1,256.4% from $863,000 or 73.5% of net revenues for the three months ended September 30, 1998 to $11.7 million or 96.2% of net revenues for the three months ended September 30, 1999, reflecting the substantial increase in DSL product sales. Gross margin represented 26.5% of net revenues for the three months ended September 30, 1998, compared to 3.8% for the three months ended September 30, 1999. These amounts are not comparable due to our shift from ATM LAN products to DSL products. Included in cost of revenues for the three months ended September 30, 1999 are $1.0 million of one-time costs associated with the change in our contract manufacturer. Excluding these one time costs, the gross margin for the three months ended September 30, 1999 would have been 12.0%. Our gross margin increased in the current period as a result of a change in our contract manufacturer and other cost efficiencies associated with higher production volumes. We took a number of actions that were designed to bring our DSL products to market quickly but which also partially offset the improvement in our gross margins. These actions included initial volume price discounts for key customers and incremental costs such as manufacturing start-up, expedite and other incremental shipping and handling charges associated with initial low volume manufacturing. We expect that we will continue to incur higher than normal costs associated with the actions to bring our DSL products to market quickly.

Sales and Marketing Expenses

   Sales and marketing expenses consist primarily of employee salaries, commissions and benefits, and advertising, promotional materials and trade show exhibit expenses. Sales and marketing expenses increased 127.1% from $1.2 million for the three months ended September 30, 1998 to $2.7 million for the three months ended September 30, 1999. The increase in sales and marketing expenses resulted from expanded sales and marketing activities associated with our DSL products. These costs included significant personnel-related expenses associated with increasing the size of our sales and marketing organization, and increased trade show activities and related travel expenses. Sales and marketing expenses represented 99.5% of net revenues for the three months ended September 30, 1998, and 21.8% of net revenues for the three months ended September 30, 1999. The decrease in sales and marketing expenses as a percentage of net revenues for the three months ended September 30, 1999 compared to the same period in 1998 was a result of the increase in revenues. We expect sales and marketing expenses to increase in dollar amount in future periods as we continue to expand our domestic and international sales and marketing organization.

Research and Development Expenses

   Research and development expenses consist primarily of personnel and related costs associated with our product development efforts, including third-party consulting and prototyping costs. Research and development expenses increased 67.2% from $1.8 million for the three months ended September 30, 1998 to $3.1 million for the three months ended September 30, 1999. The substantial increase in research and development spending was primarily a result of increased personnel and related costs associated with an expanded research and development organization in connection with our DSL products. Research and development expenses represented 155.5% of net revenues for the three months ended September 30, 1998 compared to 25.1% of net revenues for the three months ended September 30, 1999. The decrease in research and development expenses as a percentage of net revenues for the three months ended September 30, 1999 compared to the same period in 1998 was a result of the rapid increase in revenues. We expect research and development expenses to increase in dollar amount in future periods as we continue to expand our research and development organization to develop new products and technologies.

General and Administrative Expenses

   General and administrative expenses consist primarily of employee salaries and related expenses for executive, administrative and accounting personnel, facility costs, insurance costs and professional fees. General and administrative expenses increased 209.1% from $339,000 for the three months ended September 30, 1998 to $1.1 million for the three months ended September 30, 1999. The increases in general and administrative spending were primarily a result of increases in headcount associated with building our infrastructure. General and administrative expenses represented 28.9% of net revenues for the three months ended September 30, 1998, compared to 8.6% of net revenues for the three months ended September 30, 1998. The decrease in general and administrative expenses as a percentage of net revenues for the three months ended September 30, 1999 compared to the same period in 1998 was a result of the increase in revenues. We expect general and administrative expenses to increase in dollar amount in future periods as we continue to build our infrastructure and as a result of operating as a publicly-held company.

Stock Option Compensation

   Stock option compensation reflects the difference between the exercise price of stock options granted and the deemed fair market value of our common stock on the dates of grant. A charge of $3.1 million of deferred stock option compensation was recorded in the quarter ended September 30, 1999 in connection with stock option grants made prior to the completion of our initial public offering on July 15, 1999. Amortization of deferred stock option compensation was $433,000 for the three months ended September 30, 1998 compared to $1.4 million for the three months ended September 30, 1999. We expect to amortize the deferred stock option compensation at the rate of approximately $1.3 million per quarter until fully amortized. Prior to our initial public offering on July 15, 1999, there was no market for our common stock, and option prices were determined by the Board of Directors based upon numerous factors. Upon review in connection with our initial public offering, it was determined that the fair market value on the date of grant of certain options was higher than originally determined by the Board of Directors. Beginning with our initial public offering, we began pricing options based upon the public market price of our common stock, and do not anticipate accruing additional deferred stock option compensation in future periods.

Interest and Other Income (Expense), Net

   Interest income consists primarily of interest earned on cash and cash equivalents. Interest income increased for the three months ended September 30, 1999 from the three months ended September 30, 1998 as a result of interest earned on the net cash proceeds received in connection with the completion of our initial public offering on July 15, 1999. Interest expense and other income (expense), net primarily represents the current period accretion of the discount on subordinated promissory notes through the date of their conversion into preferred stock. In future periods we expect interest income and interest expense and other, net to vary depending upon changes in the amount and mix of interest-bearing investments and short and long-term debt outstanding during each period.

Income Taxes

   From inception through September 30, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. We had significant federal net operating loss carryforwards to offset future taxable income which will begin to expire in varying amounts beginning in 2008. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, management does not believe that the recognition of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Accordingly, a 100% valuation allowance has been recorded. Furthermore, as a result of changes in Efficient's equity ownership from Efficient's redeemable convertible preferred stock financings, note financings, initial public offering and this offering, utilization of the net operating losses and tax credits may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

Fiscal Years Ended June 30, 1997, 1998 and 1999

Net Revenues

   Net revenues consist of product sales, net of allowances for returns. Net revenues increased 340.0% to $14.8 million in fiscal 1999 from $3.4 million in fiscal 1998. Net revenues in fiscal 1998 reflected a 18.2% decrease from the $4.1 million realized in fiscal 1997. DSL product revenues, which didn't exist in fiscal 1997, increased from $84,000 in fiscal 1998 to $12.9 million in fiscal 1999. The increases in DSL product revenues from fiscal 1998 to fiscal 1999 reflect the beginning market adoption of our DSL products, which first became available in the quarter ended March 31, 1998. The increase in DSL product revenues was partially offset by a decrease in revenues from our ATM LAN products. During fiscal 1997, we made the strategic decision to begin focusing on developing our DSL products and, as a result, significantly reduced the level of development and support activities associated with our ATM LAN products. As a result of this change in focus, ATM LAN product revenues declined from $4.1 million in fiscal 1997 to $3.3 million in fiscal 1998, and further declined to $1.9 million in fiscal 1999. From fiscal 1997 to fiscal 1998, this decrease was only slightly offset by sales of prototype DSL products that began in the second half of fiscal 1998. We expect ATM LAN product revenues to continue to decrease over time.

Cost of Revenues

   Cost of revenues consists of amounts paid to third-party contract manufacturers, manufacturing start-up expenses and the personnel and related costs of our manufacturing operation. Cost of revenues increased 564.1% to $14.3 million in fiscal 1999 from $2.2 million in fiscal 1998. This compares to a decrease of 9.5% for fiscal 1998 as compared to the $2.4 million in cost of sales incurred in fiscal 1997. The increase from fiscal 1998 to fiscal 1999 reflected the substantial increase in DSL product sales. The decrease from 1997 to 1998 reflected the declining sales of our ATM LAN products.

   Gross margin represented 3.3% of net revenues in fiscal 1999, compared to 35.9% of net revenues in fiscal 1998 and 42.1% of net revenues in fiscal 1997. Gross margin on our DSL products increased from a gross loss of 22.6% of the related revenues in fiscal 1998 to a gross loss of 3.6% of the related revenues for fiscal 1999. Our gross margin was lower in the current period as we focused on bringing our DSL products to market quickly and as we began to add personnel to our manufacturing operations in anticipation of higher levels of business going forward. We took a number of actions that were designed to bring our DSL products to market quickly but which also adversely affected our gross margins. These actions included initial volume price discounts for key customers and incremental costs such as manufacturing start-up, expedite and other incremental shipping and handling charges associated with initial low volume manufacturing. We expect that we will continue to incur higher than normal costs associated with the actions to bring our DSL products to market quickly through at least the end of calendar 1999. The higher costs incurred on our DSL products were partially offset by improved gross margins realized on our ATM LAN products. Gross margin on our ATM LAN products improved from 42.1% of related revenues in fiscal 1997 to 37.4% in fiscal 1998 and to 49.5% in fiscal 1999. The period-to-period increase in gross margins on our ATM LAN products was a result of manufacturing efficiencies achieved with these more mature products. As sales of our ATM LAN products continue to decline as a percentage of our total net revenues, any benefit of manufacturing efficiencies, cost reduction or other gross margin improvements in those products will have a diminishing beneficial effect on our overall gross margins.

Sales and Marketing Expense

   Sales and marketing expenses consist primarily of employee salaries, commissions and benefits, and advertising, promotional materials and trade show exhibit expenses. Sales and marketing expenses increased 78.5% from $3.4 million in fiscal 1998 to $6.1 million in fiscal 1999. This compares to an increase of 42.6% in fiscal 1998 over the $2.4 million recorded in fiscal 1997. The increases in sales and marketing expenses in absolute amount from fiscal 1997 through fiscal 1999 resulted primarily from sales and marketing activities associated with the launch of our DSL products. These launch costs included significant personnel-related expenses associated with increasing the size of our sales and marketing organization, and increased trade show activities and related travel expenses. Sales and marketing expenses represented 58.4% of net revenues in fiscal 1997, 102.0% in fiscal 1998 and 41.4% in fiscal 1999. The increase in sales and marketing expenses as a percentage of net revenues from fiscal 1997 to 1998 was primarily a result of the up-front spending required to launch our DSL products, which only began to constitute a significant portion of our revenues in fiscal 1999. The decrease in such expenses as a percentage of net revenues from fiscal 1998 to fiscal 1999 was a result of the rapid increase in revenues.

Research and Development Expenses

   Research and development expenses consist primarily of personnel and related costs associated with our product development efforts, including third-party consulting and prototyping costs. Research and development expenses increased 76.5% from $4.4 million in fiscal 1998 to $7.7 million in fiscal 1999. This compares to an increase of 4.9% in fiscal 1998 over the $4.2 million recorded in fiscal 1997. The substantial increase in research and development spending from period to period was primarily a result of increased personnel and related costs associated with a larger research and development organization, as well as design and prototype expenses incurred in connection with the roll-out of our DSL products. Additionally, research and development spending in fiscal 1998 was partially offset by $850,000 of nonrecurring engineering expenses reimbursed by third parties. These amounts are treated as an offset to the related research and development spending. Accordingly, while the net amount of research and development spending in fiscal 1998 was relatively consistent with the fiscal 1997 level, our gross research and development spending increased 25.2% from fiscal 1997 to 1998. We received no such reimbursements in the fiscal 1999 period. Research and development expenses represented 101.5% of net revenues in fiscal 1997, 130.2% in fiscal 1998 and 52.2% in fiscal 1999. The substantial increases in research and development expenses as a percentage of net revenues from fiscal 1997 to 1998 reflected our early investment in developing our DSL products. The decrease from 1998 to 1999 in such expenses as a percentage of net revenues was a result of the rapid increase in revenues.

General and Administrative Expenses

   General and administrative expenses consist primarily of employee salaries and related expenses for executive, administrative and accounting personnel, facility costs, insurance costs and professional fees. General and administrative expenses increased 21.5% from $1.6 million in fiscal 1998 to $2.0 million in fiscal 1999. This compares to an increase of 31.8% in fiscal 1998 over the $1.2 million recorded in fiscal 1997. The increases in absolute amount of general and administrative spending from period to period were primarily a result of increases in headcount associated with building our infrastructure. General and administrative expenses represented 30.2% of net revenues in fiscal 1997, 48.7% in fiscal 1998 and 13.4% in fiscal 1999. The substantial increase in general and administrative expenses as a percentage of net revenues in fiscal 1998 primarily reflected lower revenues in that year, while the decrease from fiscal 1998 to fiscal 1999 reflected the rapid increase in revenues in fiscal 1999.

Stock Option Compensation

   Stock option compensation reflects the difference between the exercise price of stock options granted and the deemed fair market value of our common stock on the dates of grant. For the years ended June 30, 1997, 1998 and 1999 we recorded aggregate deferred stock option compensation of $2.3 million, $3.1 million and $13.1 million, respectively in connection with stock option grants. Amortization of deferred stock option compensation was $659,000 in fiscal 1997, $1.2 million in fiscal 1998 and $3.1 million in fiscal 1999. We expect to amortize the deferred stock option compensation at the rate of approximately $1.3 million per quarter until fully amortized. See Note 8 of Notes to Consolidated Financial Statements for a discussion of our deferred stock option compensation. Prior to our initial public offering in July 1999, there was no market for our common stock, and option prices were determined by the Board of Directors based upon numerous factors. Upon review in connection with our initial public offering, it was determined that the fair market value on the date of grant of certain options was higher than originally determined by the Board of Directors. Beginning with our initial public offering, we began pricing options based upon the public market price of our common stock, and do not anticipate accruing additional deferred stock option compensation in periods after the first quarter of fiscal 2000.

Interest and Other Income (Expense), Net

   Interest and other income (expense), net consists primarily of interest earned on cash and cash equivalents offset by miscellaneous non-operating expenses. Interest and other income (expense), net went from income of

$125,000 in fiscal 1997 to $130,000 in fiscal 1998 and to an expense of $7.9 million in fiscal 1999. In the second half of fiscal 1999, we borrowed $9.0 million from certain investors. These notes carried an interest rate of 10% per year, and were payable on the earlier of January 2002 or the completion of an initial public offering. In connection with these notes, we issued the investors warrants to purchase 3,082,191 shares of Series H preferred stock at an exercise price of $2.92 per share. The proceeds were allocated between the notes and the warrants based on their pro rata fair values resulting in a discount. The discount was amortized as interest expense over six months, which represented the expected terms of the promissory notes. In addition, in June 1999, we borrowed an additional $5.0 million from Covad Communications Group, Inc. The Covad note carried an interest rate of 8% per year, and the principal amount and interest on the note converted into an aggregate of 497,663 shares of common stock upon completion of our initial public offering in July 1999. Upon the issuance of the Covad note we recorded $2.1 million of interest expense which represented the intrinsic value of the beneficial conversion feature of the Covad note. In future periods we expect interest and other income (expense), net to vary depending upon changes in the amount and mix of interest-bearing investments outstanding during each period.

Income Taxes

   From inception through June 30, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of June 30, 1999, we had approximately $48.0 million of federal net operating loss carryforwards to offset future taxable income which will begin to expire in varying amounts beginning in 2008. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, management does not believe that the recognition of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Accordingly, a 100% valuation allowance has been recorded. Furthermore, as a result of changes in Efficient's equity ownership resulting from Efficient's redeemable convertible preferred stock and note financings and Efficient's initial public offering, utilization of the net operating losses and tax credits may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. See Note 11 of Notes to Consolidated Financial Statements.

Quarterly Results of Operations

   The following table sets forth, for the periods presented, certain data from Efficient's consolidated statement of operations and such data as a percentage of net revenues. The consolidated statement of operations data have been derived from our unaudited consolidated financial statements. In the opinion of management, these statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. We have incurred net losses in each quarter since inception, and we expect to continue to incur losses for the foreseeable future.

                                                             Quarter Ended
                          ----------------------------------------------------------------------------------------------------
                          Sept. 30,   Dec. 31,   Mar. 31,   June 30,   Sept. 30,   Dec. 31,   Mar. 31,   June 30,    Sept. 30,
                            1997        1997       1998       1998       1998        1998       1999       1999        1999
                          ---------   --------   --------   --------   ---------   --------   --------   ---------   ---------
                                                             (in thousands)
Statement of Operations
 Data:
Net revenues............  $    676    $    833   $  1,194   $    667   $  1,174    $  1,850   $  4,115   $   7,689   $ 12,171
Cost of revenues........       396         413        744        607        863       1,647      4,189       7,645     11,706
                          --------    --------   --------   --------   --------    --------   --------   ---------   --------
Gross profit (loss).....       280         420        450         60        311         203        (74)         44        465
Operating expenses:
Sales and marketing.....       643         694        895      1,204      1,168       1,303      1,385       2,277      2,652
Research and
 development............     1,044         737      1,064      1,544      1,826       1,790      1,930       2,201      3,053
General and
 administrative.........       305         346        546        444        339         411        484         759      1,048
Stock option
 compensation...........       233         241        275        416        433         475        991       1,217      1,389
                          --------    --------   --------   --------   --------    --------   --------   ---------   --------
Total operating
 expenses...............     2,225       2,018      2,780      3,608      3,766       3,979      4,790       6,454      8,142
                          --------    --------   --------   --------   --------    --------   --------   ---------   --------
Loss from operations....    (1,945)     (1,598)    (2,330)    (3,548)    (3,455)     (3,776)    (4,864)     (6,410)    (7,677)
Interest and other
 income (expense), net..        34          12         35         49         80          30     (2,090)     (5,920)       (77)
                          --------    --------   --------   --------   --------    --------   --------   ---------   --------
Net loss................  $ (1,911)   $ (1,586)  $ (2,295)  $ (3,499)  $ (3,375)   $ (3,746)  $ (6,954)  $ (12,330)  $ (7,754)
                          ========    ========   ========   ========   ========    ========   ========   =========   ========
As a Percentage of Net
 Revenues:
Net revenues............     100.0 %     100.0 %    100.0 %    100.0 %    100.0 %     100.0 %    100.0 %     100.0 %    100.0 %
Cost of revenues........      58.6        49.6       62.3       91.0       73.5        89.0      101.8        99.4       96.2
                          --------    --------   --------   --------   --------    --------   --------   ---------   --------
Gross profit (loss).....      41.4        50.4       37.7        9.0       26.5        11.0       (1.8)        0.6        3.8
Operating expenses:
Sales and marketing.....      95.1        83.3       75.0      180.5       99.5        70.4       33.6        29.6       21.8
Research and
 development............     154.5        88.5       89.1      231.5      155.5        96.8       46.9        28.6       25.1
General and
 administrative.........      45.1        41.5       45.7       66.6       28.9        22.2       11.8         9.9        8.6
Stock option
 compensation...........      34.5        28.9       23.0       62.4       36.9        25.7       24.1        15.8       11.4
                          --------    --------   --------   --------   --------    --------   --------   ---------   --------
Total operating
 expenses...............     329.2       242.2      232.8      541.0      320.8       215.1      116.4        83.9       66.9
                          --------    --------   --------   --------   --------    --------   --------   ---------   --------
Loss from operations....    (287.8)     (191.8)    (195.1)    (532.0)    (294.3)     (204.1)    (118.2)      (83.3)     (63.1)
Interest and other
 income (expense), net..       5.0         1.4        2.9        7.3        6.8         1.6      (50.8)      (77.0)      (0.6)
                          --------    --------   --------   --------   --------    --------   --------   ---------   --------
Net loss................    (282.8)%    (190.4)%   (192.2)%   (524.7)%   (287.5)%    (202.5)%   (169.0)%    (160.3)%    (63.7)%
                          ========    ========   ========   ========   ========    ========   ========   =========   ========

   Our net revenues and results of operations have fluctuated significantly from quarter to quarter in the past, and we expect these fluctuations to continue in the future. The following discussion highlights significant events that have impacted our net revenues and financial results for the nine quarters in the period ended September 30, 1999.

Net Revenues

   Net revenues increased each quarter beginning in the quarter ended June 30, 1998 due to increased sales of our new DSL products, partially offset in two quarters by decreased revenues from our ATM LAN products.

Sales of our DSL products have increased significantly quarter to quarter since we introduced them in the third quarter of fiscal 1998. Net revenues increased in the first three quarters of fiscal 1998 as demand for our ATM LAN products was increasing. With the decision to focus on DSL products, we greatly reduced our sales, marketing and development efforts for our ATM LAN products. As a result, sales of these products began to decline in the fourth quarter of fiscal 1998. We expect sales of our ATM LAN products to continue to gradually decrease in absolute amount over the next one to two years, although sales of such products may fluctuate from quarter to quarter.

Cost of Revenues

   Cost of revenues has increased in absolute dollars in most quarterly periods. Gross margins have fluctuated from a high of 50.4% in the second quarter of fiscal 1998 to a gross loss of 1.8% for the quarter ended March 31, 1999. Gross margins have been adversely affected by volume price discounts for customers in order to get our DSL products quickly into the marketplace as well as manufacturing start-up costs and inefficiencies related to the relatively low manufacturing levels for some of our DSL products.

Operating Expenses

   Operating expenses generally increased in absolute amount from quarter to quarter during fiscal 1998 and 1999. As a percentage of net revenues, these expenses fluctuated, in some periods significantly, as a result of the fluctuations in revenues.

Interest and Other Income (Expense), Net

   Interest and other income (expense), net has varied from quarter to quarter, based primarily upon changes in the amount and mix of interest-bearing investments outstanding during each period. In the quarter ended September 30, 1999, interest and other income (expense), net was an expense of $77,000. As indicated above, this was a result of the note and warrant transaction consummated in that quarter. After the interest expense associated with that transaction is fully amortized, we expect interest and other income (expense), net to increase from historical levels as we invest the proceeds of this offering pending use in our business.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through the sale of preferred equity securities and, in the second half of fiscal 1999, through borrowings from our investors and others. Since inception through June 30, 1999, we raised an aggregate of $40.4 million (net of transaction expenses) from the sale of equity securities and an additional $14.0 million through loan transactions.

   On July 15, 1999, we completed our initial public offering. We issued 4.6 million shares of common stock and raised $63.1 million in net proceeds. Upon the completion of the initial public offering, our promissory notes converted into redeemable convertible preferred stock, and all outstanding redeemable convertible preferred stock then converted into 28,300,067 shares of common stock.

   At September 30, 1999, we had cash and cash equivalents and highly liquid short-term investments of $56.1 million. At September 30, 1999, we did not have a line of credit or other borrowing facility available, nor did we have any material capital commitments.

   Cash used in operating activities for the quarter ended September 30, 1999 was $9.5 million. Cash used in operating activities has primarily represented net investments in working capital and funding of our net losses.

   Cash used in investing activities for the quarter ended September 30, 1999 was $9.8 million. Of this amount, $8.7 million of cash was used to purchase highly liquid short-term investments. In each period, purchases of furniture and equipment related primarily to the purchase of computers and other equipment used in our development activities and other equipment and furniture used in our operations.

   Cash provided by financing activities for the three months ended September 30, 1999 was $63.1 million, consisting primarily of funds raised from our initial public offering of common stock on July 15, 1999.

   Our future capital requirements will depend upon a number of factors, including the rate of growth of our sales, the timing and level of research and development activities and sales and marketing campaigns. We believe that our cash, cash equivalents and short-term investments will provide sufficient capital to fund our operations at least through the end of fiscal 2000. Thereafter, we may require additional capital to fund our business. In addition, from time to time we may evaluate opportunities to acquire complementary technologies or companies. Should we identify any such opportunities, we may need to raise additional capital to fund the acquisitions. There can be no assurance that financing will be available to us when we need it on favorable terms or at all.

Year 2000 Issues

   Many currently installed computer systems, software products and other control devices are unable to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' computer systems, software products and control devices may need to be upgraded or replaced in order to operate properly in the current calendar year and beyond.

   We have designed our products to be year 2000 compliant. However, although we are not aware of any errors or defects associated with our products' date functions in the year 2000, there can be no assurance that undetected errors or defects may become evident. If such errors or defects occur, we may incur material costs to resolve them.

   The internal systems used to deliver our services utilize third-party hardware and software. We have completed our assessment of year 2000 risks, and all identified instances of noncompliance have been repaired and tested. We have contacted the vendors of these products in order to gauge their year 2000 compliance. Based on these vendors' representations, we believe that the third-party hardware and software will remain year 2000 compliant. There can be no assurance, however, that we will not experience unanticipated negative consequences, including material costs, caused by undetected errors or defects in the technology used in our internal systems.

   We have no specific contingency plan to address the effect of year 2000 noncompliance. If, in the future, it comes to our attention that certain of our products need modification, or certain of our third-party hardware and software are not in fact year 2000 compliant, then we will seek to make modifications. In such cases, we expect such modifications to be made on a timely basis and we do not believe that the cost of such modifications will have a material effect on our operating results.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," ("SFAS No. 133") as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The adoption of Statement of Financial Accounting Standards No. 133 is not expected to have a material effect on our results of operations, financial position or cash flows as we do not currently hold derivative instruments or engage in hedging activities.

Disclosures About Market Risk

   The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the Risk Factors section.

   As of September 30, 1999, we had short-term investments of $8.7 million. All of these short-term investments consisted of highly liquid investments with remaining maturities at the date of purchase of less than 90 days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10% from the September 30, 1999 rates would cause the fair value of these short-term investments to change by an insignificant amount. We have the ability to hold these investments until maturity, and therefore we do not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce our interest income.

   As of September 30, 1999, we did not own any equity investments. Therefore, we did not have any direct equity price risk.

   Substantially all of our revenues are currently realized in U.S. dollars. In addition, we do not maintain significant asset or cash account balances in currencies other than the United States dollar. Therefore, we do not believe that we currently have any significant direct foreign currency exchange rate risk.

                                    BUSINESS

   Efficient Networks is a worldwide developer and supplier of high-speed digital subscriber line customer premises equipment, or CPE, for the broadband access market. Our DSL solutions enable telecommunications and other communication network service providers to provide high-speed, cost-effective broadband access services over the existing copper wire telephone infrastructure. On December 17, 1999 Efficient completed the acquisition of FlowPoint Corporation, a provider of advanced broadband routers for deployment at customer premises. We believe there is significant demand for high-speed broadband access, especially among business users and consumers who have found current solutions to be inadequate or too expensive. We therefore focus on developing and producing single- and multiple-user DSL customer premises equipment for small- to medium-size businesses, branch offices of large corporations and consumers. Our DSL products enable applications such as high-speed Internet access, electronic commerce, remote access, telecommuting and extensions of corporate networks to branch offices.

Industry Background

The Growing Need for High-Speed Broadband Communications

   The amount of data being carried over the Internet and private communications networks has grown dramatically and is expected to continue to grow as the number of users accessing these networks increases. The increase in the quantity of data being carried over the Internet and private networks also is being driven by the broadening range of activities for which these networks are being used. In order to enhance their reach to customers and suppliers, businesses are increasingly engaging in mission-critical Internet-based applications, such as electronic commerce, supply chain management, Web hosting, and global marketing and customer support. Businesses also increasingly use the Internet to create secure data networks known as virtual private networks among corporate sites, remote offices and telecommuters. International Data Corporation estimates that there were approximately ten million telecommuters in 1998, of which 72 percent used online services at least once a day. By utilizing the Internet, businesses can streamline internal operations by facilitating employee communications, e-mail, file sharing, and research and analysis. Consumers are also increasingly accessing the Internet to communicate, collect and publish bandwidth intensive information, conduct retail purchases, and access online entertainment. These growing network-dependent activities require the transmission of large amounts of data, which in turn, requires high-speed broadband data access services for end users to obtain the data reliably and within practical time constraints.

Traditional Access Solutions are Inadequate

   To meet the growing demand for high-speed, high-bandwidth data transmission, network service providers have installed high-bandwidth fiber optic transmission equipment, high-speed switches and core routers in the Internet backbone and in interoffice networks. While this network backbone is capable of delivering data at very high speeds, an access bottleneck exists between the ends of these fiber optic networks at telephone companies' central offices and the end users' premises. The copper line connections between the central office and the end user are commonly known as the "last mile." Last mile connections are typically made via dial-up analog or integrated services digital network, commonly known as ISDN, modems over the copper infrastructure that was originally built to transmit analog voice signals. Data transmission speed, otherwise known as bandwidth, is typically expressed in bits per second. Along the fiber optic network backbone, data moves at speeds up to 2.5 billion bits per second, or 2.5 Gbps, while analog modems transmit data at rates up to 56.6 thousand bits per second, or 56.6 Kbps, and most ISDN modems transmit at rates up to 128 Kbps. Even at ISDN speeds, several minutes are often required to access a media rich Website, and several hours may be required to transfer or download large files. During this time, the telephone line cannot be used for any other purpose. This bottleneck frustrates end users and limits the capability of network service providers to deliver applications such as efficient Internet access, multimedia entertainment, real-time telecommuting and branch office internetworking.

   In an effort to provide greater bandwidth, telecommunications network service providers have traditionally deployed T1 services. A T1 line is a high-capacity, dedicated telecommunications line which can support data transmissions rates of up to 1.5 million bits per second, or 1.5 Mbps, which is roughly 25 times the speed of analog modems. Although T1 services have helped fill the need for broadband access for large businesses, network service providers have generally been unable to offer T1 services to small businesses, remote offices, telecommuters and consumers as a result of the complexity and high costs of deployment. Because analog and ISDN modem technology fails to satisfy the bandwidth needs of end users, and T1 access is prohibitively expensive, network service providers continue to seek alternatives for providing cost-effective broadband access to both businesses and consumers. Additionally, the continued growth in both the number of analog modem users and their time spent connected to the Internet congests many network service providers' networks while providing them with little or no additional revenue.

Competition is Driving Rapid DSL Deployment

   Until recently, the incumbent local exchange carriers such as Ameritech, Bell Atlantic, BellSouth, GTE, Pacific Bell, SBC Communications and US West, were the exclusive operators of the last mile. Since analog dialup modems, ISDN and T1 services offered over the incumbent local exchange carriers' networks did not adequately satisfy the demand for cost-effective broadband access for a majority of users, alternative solutions were developed such as broadband wireless and cable access. The deployment of these alternative broadband solutions is now pressuring incumbent local exchange carriers to deliver cost-effective broadband access to their customers.

   In addition, the Federal Telecommunications Act of 1996 intensified the competitive environment because that Act requires incumbent local exchange carriers to lease portions of their networks, including the last mile, to competitive local exchange carriers. As a result, many new companies, long distance telephone companies and Internet service providers have applied for and been granted regulatory approval for competitive local exchange carrier status. Leading competitive local exchange carriers, including Covad Communications, MCI WorldCom, NorthPoint Communications, Rhythms NetConnections and Sprint, are now deploying high-speed services over the copper infrastructure owned by the incumbent local exchange carriers. In response to these competitive pressures and in an effort to increase revenues and maintain their existing customer base, incumbent local exchange carriers are now beginning to commit the resources necessary to deploy cost-effective, high-speed data services over their existing copper infrastructure.

   Similar dynamics are occurring internationally. The growth in Internet use, telecommunications deregulation and competition from alternative broadband access technologies have caused foreign telephone network service providers to commit similar resources to broadband access deployment.

   Incumbent local exchange carriers, competitive local exchange carriers and foreign telephone network service providers are deploying DSL technology as the cost-effective broadband access solution. DSL technology utilizes sophisticated data modulation techniques to achieve high-speed data transmission 100 times faster than analog modems over existing copper telephone wires. The equipment needed to enable a DSL link generally consists of two pieces, one in the network operator's central office and one at the premises of the business or consumer. The central office equipment is often called a DSL access multiplexer, commonly known as a DSLAM, which aggregates data traffic from multiple DSL links into a common link to a fiber optic network backbone. The CPE and the DSLAM must also interoperate with the rest of the equipment in a given network. DSL can enable cost-effective, high-speed data transmission from the premises of a business or consumer into a DSL network operator's central office where existing high-capacity networks can then carry data to a destination across an Internet or other service provider's network.

   The market for DSL services is expanding rapidly. All major U.S. incumbent local exchange carriers have begun to offer DSL services to their customers directly and through Internet service providers. For example, in October 1999, SBC Communications announced a $6 billion initiative to make DSL service available to an estimated 77 million Americans by the end of 2002. In addition, competitive local exchange carriers are aggressively deploying DSL service. For instance, Covad Communications first announced the availability of its DSL services in the San Francisco Bay area in December 1997. By May 1998, Covad's service was available to over one million potential customers. By the end of 1998, Covad extended its DSL offerings to over 6 million businesses and homes in five major metropolitan areas, and by October 1999, Covad had deployed DSL capability to over 25 million homes and businesses in 51 metropolitan areas.

Existing Customer Premises Solutions are Constraining DSL Deployment

   As these and other network service providers are deploying DSL services, they are encountering several challenges. In particular, interoperability still presents substantial technical challenges despite recent industry efforts to standardize the various implementations of DSL. Service providers are actively seeking DSL CPE solutions that offer seamless end-to-end interoperability within their networks. End-to-end interoperability requires that DSL solutions be compatible with the customer's computer hardware, operating systems, networking equipment and software, the CPE and DSLAM, and the switching and routing equipment in the service providers' network. Network service providers face additional challenges in deployment and maintenance, because DSL services are typically targeted at branch offices, small businesses or individuals where no particular level of networking expertise can be assumed. Therefore, to implement rapid and widespread DSL deployment, it is of primary importance that DSL CPE provides for simple and cost-effective installation and maintenance.

The Efficient Solution

   Efficient designs and manufactures the SpeedStream family of DSL CPE and related software as part of an overall solution for high-speed remote access and data transmission. Through our recent acquisition of Flowpoint, we also provide a comprehensive line of broadband access routers. Our solutions enable DSL deployment, ensure end-to-end interoperability and provide for efficient and cost-effective installation and maintenance.

   Enable DSL Deployments. Efficient enables network service providers to rapidly and cost-effectively deploy DSL services, thereby allowing them to quickly capture market share in today's intensely competitive environment. Efficient's products are specifically targeted to small- to medium-size companies and consumers for applications such as high-speed Internet access, and to large corporations for applications such as remote access, telecommuting and extensions of corporate networks to branch offices. By offering a variety of DSL CPE categories that support DSL types compatible with a diverse set of DSL services, we can provide network service providers with a wide range of options. We can also reduce operational complexity for network service providers by offering a single point of contact for training and support for their DSL CPE.

   Ensure End-To-End Interoperability. Efficient's DSL solutions offer seamless interoperability from the customer's computer through the service providers' network. To ensure this interoperability, Efficient leverages our core technology expertise in combination with our relationships with network service providers, such as Ameritech, Bell Atlantic, BellSouth, Covad Communications, Hong Kong Telecom, Singapore Telecom and TeleDanmark, and network equipment vendors, such as ADC Telecommunications, Advanced Fibre Communications, Alcatel, Copper Mountain Networks, Ericsson, Lucent Technologies, Newbridge Networks, Nokia, Nortel Networks and Siemens. Since these industry leaders recognize that end-to-end interoperability is a necessary requirement for full scale DSL deployment, network equipment vendors have provided us with early releases of their systems and technologies so that we can ensure that our products will seamlessly interoperate with their systems. Our relationships with network service providers and network equipment vendors enable us to maintain and use one of the most complete DSL interoperability test labs in the industry. In addition, Efficient actively participates in developing industry-wide standards to continue to facilitate end-to-end interoperability.

   Provide for Efficient and Cost-Effective Installation. Efficient offers a full suite of easily installable DSL solutions, including DSL CPE that provides routing and bridging capabilities which connect seamlessly into multiple user environments using a standard networking architecture called Ethernet. For single user environments, Efficient provides internal DSL CPE installed directly into the end user's computer and external CPE that connect to the end user's computer by simply plugging into the computer's universal serial bus, or USB, port. Efficient's internal and universal serial bus modems are supported by Efficient's pre-configurable software which allows the network service provider to configure the CPE for a particular network before the CPE is sent out into the field. Pre-configuration of the CPE obviates the cost and time associated with having installers perform these configuration activities with each end-user installation.

   Provide for Cost-Effective Maintenance. Efficient offers network service providers our Advanced Status software, a troubleshooting and diagnostic tool. With Advanced Status software, a network service provider's customer support technician can walk an end user through the diagnostic process over the telephone. This allows the network service provider to easily monitor, diagnose and often remotely fix the customer's problems quickly, which can substantially reduce the network service provider's customer support costs. In the event that a technician needs to be dispatched, Advanced Status provides easy diagnosis and facilitates on-site repair.

The Efficient Strategy

   Our objective is to be the leading worldwide provider of high-performance DSL broadband access customer premises equipment for businesses, remote offices, telecommuters and consumers. Key elements of our strategy include the following:

   Capitalize upon our Early Market Acceptance by Network Service Providers. We intend to leverage our products' early market acceptance to extend our market share. We have been focused on the high-speed network connectivity market for six years and specifically on the DSL market for three years. Our DSL CPE products have been deployed by Ameritech, Bell Atlantic, BellSouth, Covad Communications, Hong Kong Telecom, Pacific Bell, Singapore Telecom, Southwestern Bell, TeleDanmark and several other network service providers. We work closely with each network service provider, in most cases providing customized software or product packages, as well as dedicated training and support services. A number of other network service providers have begun to test our CPE solutions. We intend to build upon this early acceptance of our products to become the primary provider of DSL CPE to these and other network service providers as they deploy their DSL networks.

   Leverage Strategic Relationships with Network Equipment Vendors. We intend to leverage both current and future relationships to continue to promote Efficient in the industry, extend our sales capabilities, increase our volume distribution, and build brand awareness. We believe successful deployment of DSL necessitates close working relationships with network equipment vendors. Since most network equipment vendors do not have complete DSL CPE solutions, they typically bundle and sell their network equipment with third-party CPE solutions. We have established relationships with ADC Telecommunications, Alcatel, Copper Mountain Networks, Ericsson, Lucent, Nokia, Nortel Networks and Siemens, among others.

   Continued Development of Broadband Access CPE. We intend to continue developing DSL CPE products that enhance the features of our current line as well as create new bundled voice and data access products. We are developing advanced functionality, enhanced routing and bridging capabilities, additional software, and new products based on different physical interfaces. We are continually pursuing techniques to reduce product costs. In developing new technologies and products, we benefit from our relationships with key industry leaders that offer early visibility into market requirements and deployment trends.

   Broaden Distribution Channels. We plan to extend our distribution channels to meet the growing demand for broadband access solutions. When we first deployed our current generation DSL products, we initially targeted incumbent local exchange carriers and network equipment providers in order to secure large contracts, establish credibility in the marketplace and strengthen key network service provider relationships. We have since built a direct sales force to target competitive local exchange carriers, foreign telephone network service providers and Internet service providers as well. Moreover, we are developing alternative distribution channels such as telephone company-aligned distributors, traditional two-tier distribution partners, third-party integrators, and retail partners. To this end, we have recently signed agreements with Innotrac, Nortel Supply and Sprint North Supply, three leading telephone company-aligned distributors. We are also expanding our global presence by extending our international direct sales force, securing additional international value-added resellers and establishing retail sales abroad.

   Build the Efficient Brand Name. In addition to increasing brand awareness with network service providers and network equipment vendors, we believe it is critical to establish brand awareness and differentiation from our competitors with end customers through superior performance, ease of use and customer service. We plan to continue building brand awareness of Efficient and SpeedStream to identify us as the leading provider of DSL CPE solutions. All of our DSL products, even when deployed by network service providers, carry the Efficient and SpeedStream brand names. In some instances, we co-brand our products with prominent network equipment vendors such as Alcatel in order to build this name recognition. In addition, we plan to increase our investments in a broad range of marketing programs, including active trade show participation, advertising in print publications, direct marketing and Web-based marketing.

   Leverage Strategic Acquisitions to Complement Product & Technology Offerings. We recently acquired FlowPoint Corporation to add advanced broadband routers to our product line for the customer premises equipment market. Our FlowPoint products incorporate a broad range of DSL technologies, including ADSL, SDSL and IDSL. FlowPoint also brings expertise in frame-based customer premises equipment as well in the emerging voice-over-DSL market, and has provided us with several new customer relationships. We intend to pursue strategic acquisitions in the future as we identify companies or products that will complement our current product offerings and expand our addressable customer base.

Products

   Efficient has developed the SpeedStream family of DSL products that enables broadband access for businesses and consumers. Our products are designed to support a number of computer environments, DSL implementations, and network architectures. Our asymmetric DSL, or ADSL, products provide transmission speeds of up to 8 Mbps in the downstream direction from the network to the end user, and up to 1 Mbps in the upstream direction. Our symmetric DSL, or SDSL, products provide equal upstream and downstream speeds of up to 2.3 Mbps. Our SpeedStream products are separated into these product categories:

  . 3000 Series--Designed for the single user and installable into a peripheral component interface, or PCI, bus slot within a personal computer.

  . 4000 Series--Designed for the single user and connected to a personal computer through a universal serial bus port.

  . 5200 Series--Designed to provide simple, zero-setup DSL access for multiple users through an Ethernet port.

  . 5600 Series--Designed to provide basic routing capabilities for a telecommuter or a small office or home office environment.

  . FlowPoint routers and Integrated Access Device--Designed to provide a comprehensive routing feature set for a small business or a corporate branch office, or to provide routing plus multiple voice lines over DSL.

   Efficient also provides a full suite of pre-configuration and diagnostic software tools. Our pre-configuration software enables network service providers to architect scalable DSL services and ensures rapid and reliable installation while reducing or eliminating the need for on-site configuration. Our diagnostic and troubleshooting software, Advanced Status, is designed to reduce a network service provider's expense associated with ongoing maintenance and repair. We believe that these software capabilities can reduce the overall expense for DSL service deployment and maintenance.

The SpeedStream 3000 Series

   The SpeedStream 3000 Series consists of internal modems that provide high-speed asymmetric DSL connectivity for a personal computer. This product family comprises four distinct products, each designed for compatability with specific DSLAMs from various network equipment vendors. The SpeedStream 3000 Series incorporates the following features:

  . Installs into any peripheral component interface bus slot;

  . Supports pre-configuration using Efficient software for easy setup;

  . Includes Efficient Advanced Status diagnostic software tools for rapid error diagnosis and correction;

  . Supports prevalent data encapsulation standards to ensure network interoperability with Internet Protocol and ATM networking equipment;

  . Provides ATM functionality that enables reliable data transmission;

  . Offers remote management capability;

  . Supports Microsoft Windows 95, Windows 98 and Windows NT operating systems; and

  . Has list prices ranging from $129 to $269.

The SpeedStream 4000 Series

   The SpeedStream 4000 Series consists of external modems that provide high-speed asymmetric DSL connectivity through a personal computer's universal serial bus port. This product family comprises four distinct products, each designed for compatability with specific DSLAMs from various network equipment vendors. The SpeedStream 4000 Series incorporates the following features:

  . Attaches externally via a personal computer's universal serial bus port;

  . Supports pre-configuration using Efficient software for easy setup;

  . Includes Efficient Advanced Status diagnostic software tools for rapid error diagnosis and correction;

  . Supports prevalent data encapsulation standards to ensure network interoperability with Internet Protocol and ATM networking equipment;

  . Provides ATM functionality that enables reliable data transmission;

  . Offers remote management capability;

  . Supports Microsoft Windows 98 operating system; and

  . Has a list price of $299.

The SpeedStream 5200 Series

   The SpeedStream 5200 Series provides high-speed remote ADSL or SDSL connectivity for one or more personal computers, workstations or other network devices over a standard networking architecture called Ethernet. This product family is currently comprised of two products designed to interoperate with DSLAMs from various network equipment vendors. The SpeedStream 5200 Series incorporates the following features:

  . Facilitates cost-effective DSL connectivity for multiple users via a standard Ethernet port;

  . Provides zero setup installation, reducing the time required for installation;

  . Pre-configures for rapid network deployment;

  . Supports prevalent data encapsulation standards to ensure network interoperability with Internet Protocol and ATM networking equipment;

  . Provides ATM functionality that enables reliable data transmission; and

  . Has a list price of $349.

The SpeedStream 5600 Series

   The SpeedStream 5600 Series provides high-speed remote ADSL or SDSL connectivity for one or more personal computers, workstations or other network devices over a standard networking architecture called Ethernet. This product family is currently comprised of three products designed to interoperate with DSLAMs from various network equipment vendors. Routing features help provide security, and make more effective use of network bandwidth. The SpeedStream 5600 Series incorporates the following features:

  . Facilitates DSL connectivity for multiple users via a standard Ethernet port;

  . Provides routing or bridging capabilities for a telecommuting or small office/home office environment;

  . Pre-configures for rapid network deployment;

  . Supports prevalent data encapsulation standards to ensure network interoperability with Internet Protocol and ATM networking equipment;

  . Provides ATM functionality that enables reliable data transmission;

  . Offers remote management capabilities; and

  . Has a list price of $595.

FlowPoint Routers and Integrated Access Devices

   Routers developed by FlowPoint Corporation provide high-speed remote connectivity for one or more personal computers, workstations or other network devices over a standard networking architecture called Ethernet. FlowPoint routers support three different types of DSL, plus several non-DSL interfaces that can enhance existing DSL modems. The FlowPoint Integrated Access Devices add support for multiple voice lines over DSL, in addition to the routing capabilities. Our FlowPoint routers incorporate the following features:

  . Facilitate DSL connectivity for multiple users via a standard, integrated
    Ethernet hub;

  . Provide routing and bridging capabilities for a small business or branch office environment;

  . Pre-configureable for rapid network deployment;

  . Support prevalent data encapsulation standards to ensure network interoperability with Internet Protocol and ATM or packet-based networking equipment;

  . Support enhanced security and virtual private network capabilities;

  . Provide ATM or packet-based functionality that enables reliable data transmission; and

  . Offer remote management capabilities.

   The following table demonstrates some of the features of our routers and integrated access devices:

                 --------------------------------------------------------------

                                FlowPoint Routers, Integrated Access Devices
                 -----------------------------------------------------------------------
                         2200            255           144      245/2025    2200V--IAD
       DSLAM         Nokia, Copper Alcatel, Lucent,  Copper    Any--with   Nokia, Copper
  Interoperability     Mountain         Copper      Mountain, external DSL   Mountain
                                      Mountain,      Nokia,      modem
                                       Pulsecom     Pulsecom
----------------------------------------------------------------------------------------
 Wide Area Network       SDSL            ADSL         IDSL     Ethernet/       SDSL
     Interface                                                   ATM25
----------------------------------------------------------------------------------------
  Suggested Retail       $599            $649         $499     $649/$649       $995
       Price

Pre-configurable Software

   All of our SpeedStream DSL products for single personal computer environments support the ability to be pre-configured for specific DSL networks. SpeedStream Software allows a network service provider to select configuration settings for the CPE that match its specific network. This CPE pre-configuration allows a network operator the flexibility to choose network settings unique to the network's service offerings, without requiring an end user or an installation technician to individually configure each unit. Thus, by setting the attributes for DSL, ATM and data encapsulation prior to installation of the CPE, the speed of DSL equipment installation is increased. We believe that this ability to pre-configure DSL CPE provides cost savings for network service providers and allows them to scale their DSL service offerings rapidly and reliably.

Advanced Status Software

   All SpeedStream DSL products for single-user environments include embedded diagnostic and troubleshooting software called Advanced Status. During normal network conditions, the end user is unaware that this software is operating. However, if network degradation or failure occurs, a customer service representative can work with the end user to diagnose and isolate problems with the DSL link, the CPE or the network itself. Advanced Status software provides information such as status indications and performance statistics for DSL, ATM and packet communication layers. This information helps identify problems and determine whether they must be solved at the central office or the customer premises. Advanced Status software minimizes the need to send a technician to the customer premises and speeds troubleshooting and repair. We believe that our Advanced Status software reduces the overall expense of DSL service.

Products under Development

   Efficient is developing a new family of business class products that will integrate voice and data traffic through a single platform. This family of products is intended to enable service providers to offer bundled voice and data services over a single copper connection. These integrated access products will take advantage of the cost-effective nature of DSL access, but will ultimately expand to support other high-speed access technologies as well. We intend to release the first of these new products in the first half of calendar 2000. We believe that as competition among network service providers intensifies, the ability to provide bundled voice and data services will provide competitive differentiation among network service providers. In addition, Efficient is presently working to add new features, enhance existing features and reduce the cost of our SpeedStream products. Specifically, we are working to integrate advanced filtering technology, routing capabilities, advanced management tools and new hardware interfaces into SpeedStream products.


Technology

   Efficient designs and manufactures DSL CPE as part of an overall solution for high-speed remote access and data transmission. Efficient's SpeedStream family of DSL CPE includes products intended for a single user such as a telecommuter, as well as for multiple users within branch offices or small businesses. Efficient integrates a diverse set of technologies and expertise, primarily in the following areas:

  . DSL System Architecture

  . Asynchronous Transfer Mode and Data Encapsulation Techniques

  . Software

  . Application Specific Integrated Circuit Design

  . Routing and Bridging

DSL System Architecture Expertise

   We structure our product architectures to consist of highly modular blocks of hardware and software. By utilizing our expertise in developing multiple products with diverse types of DSL technology, we have developed a core set of hardware and software designs. Consequently, it is a relatively straightforward activity to restructure the components and develop a new SpeedStream product. Similarly, as new features are developed, they can be made available across a number of products all based upon common components. This design modularity helps Efficient respond quickly to new market requirements.

   Our product architectures use Efficient's proprietary application specific integrated circuits, or ASICs, as well as chipsets from third-party suppliers. We believe that the use of our application specific integrated circuits in conjunction with these third-party chipsets has advantages for CPE performance and cost. Because DSL signals operate across a broad frequency range, circuits must be carefully designed to ensure that high performance is achieved without disrupting other equipment in the end user's home or office (such as televisions). We believe that our techniques for DSL circuit design, component selection and layout, emissions shielding and certification testing result in high-performance products that meet a broad range of emissions and safety certifications mandated by the Federal Communications Commission, international regulatory bodies, consumer safety laboratories and network operators.

Asynchronous Transfer Mode and Data Encapsulation Techniques Expertise

   All of our SpeedStream CPE products employ our own ATM hardware and software technology. ATM technology enables multiple communication sessions to occur simultaneously and bursty packet traffic to co-exist with delay-sensitive traffic such as voice or video information. In order to allow this data to be carried across an ATM network, it must be formatted into fixed-size ATM cells, a technique known as data encapsulation. ATM and data encapsulation permit a common network infrastructure to offer diverse services. There are numerous data encapsulation techniques which network service providers, Internet service providers or other network operators may implement.

   We have been able to implement these numerous ATM and data encapsulation techniques because of our prior experience in designing, manufacturing, and commercializing ATM LAN equipment. Key pieces of silicon and software technology were re-used from these products to enable rapid development of our SpeedStream CPE. We believe that this intellectual property, as well as the ATM networking expertise associated with it, represents one of our key competitive advantages.

Software Expertise

   Our software engineers have expertise in developing code that addresses the needs of network service providers. Our modular software architecture enables re-use of much of our software code across products. This modularity also enables rapid development of new products. Our knowledge of network operation and architectures and data encapsulation techniques allows us to write software that ensures that our products are interoperable with other network equipment vendors' products. In addition, our understanding of various operating systems and personal computer environments allows us to create software that provides for trouble-free installation and network maintenance. Our software engineers also design, build and operate comprehensive testing environments to ensure not only that our products are interoperable, but also offer high performance.

   Efficient has developed a suite of software for our single-user SpeedStream products that enables communication in a personal computer environment. This software is commonly called a "driver" and allows application software, such as e-mail or a Web browser, to send and receive data over the DSL network link, just as it would over a modem or a LAN connection. By building upon software source code and skills developed for ATM LAN products, Efficient is able to support a number of diverse personal computer environments. To date, Efficient has leveraged our software expertise to develop and release high-performance, rapidly installing drivers for our SpeedStream 3000 and 4000 Series products. This software is interoperable with numerous brands and models of personal computers, operating system environments such as Windows 95, Windows 98 and Windows NT version 4, and upcoming environments such as Windows 2000.

   Efficient has also developed and released our ProfileBuilder and Advanced Status software tools. In addition, Efficient works closely with network service providers to create software specific to their networks, which allows them to rapidly and reliably deploy and maintain DSL service.

Application Specific Integrated Circuit Design Expertise

   Efficient has developed custom application specific integrated circuits that enable high-speed ATM networking using peripheral component interface or universal serial bus attachments. Our application specific integrated circuits provide high-speed interfaces to the personal computer and also perform several ATM functions, including segmentation and reassembly functions whereby variable length packets are converted into fixed size ATM cells. They also perform traffic shaping functions that control the flow of data from the end user's equipment into the service provider's network. The use of custom application specific integrated circuits allows us to better control the cost of our products and helps ensure their performance and interoperability with diverse brands of personal computers and network equipment.

Routing and Bridging Expertise

   Efficient's multi-user products offer a shared Ethernet port for local attachment to a computer network and an ATM DSL port for transmission and receipt of data across a DSL interface. A bridging device forwards Ethernet packets between the product's Ethernet port and its ATM DSL port based on addresses contained in the Ethernet packets. Efficient's Ethernet bridging products examine addressing information in each packet to determine whether it should be forwarded between the local Ethernet port and the ATM DSL port. Our bridging CPE requires little or no configuration, thereby reducing the network service provider's installation expense. Because all packet forwarding decisions are made independently of the network protocol carried by the Ethernet packets, our bridging CPE can support numerous network types, including older LAN environments such as Novell's IPX or Apple's AppleTalk, as well as networks based on the Internet Protocol.

   Routers are able to perform much more complex functions than those performed by bridges including restricting certain types of data from entering the network and directing data flow based on dynamically assigned Internet protocol addresses. Efficient's routing products forward Internet Protocol packets based upon addressing information contained in the packet header. Support for several different methods of ATM data encapsulation helps ensure network interoperability. Efficient's routing products provide features that enhance security and ease network administration for end users, such as packet filtering, which prevents unwanted access to local servers or other private resources, and a technique known as network address translation, which masks the presence of local computers from other computers on the Internet. Our routing products also implement an address management technique called the dynamic host configuration protocol that automates the assignment of Internet protocol addresses to computers attached locally to the router. The network address translation and dynamic host configuration protocol features of our routing products can help minimize address interoperability issues, and may be able to accelerate deployment of DSL services.

   Efficient's routing products include a complete suite of management capabilities that enable local and remote troubleshooting as well as upgrades to system configuration or software. This is important as DSL is a complex technology typically intended for a technologically unsophisticated user base. We believe that our products' combination of management capabilities which can be accessed either locally or remotely can help reduce the cost of network administration for DSL network service providers.

Customers

   Sales of our CPE have been to two main classes of customers: network equipment vendors who supply DSL central office equipment and DSL network service providers. Network equipment vendors include our products as an element of a complete solution offered to their network service provider customers. In many cases, several different network equipment vendors specify our products as the preferred or bundled CPE in response to bid requests issued by a network service provider for complete DSL access solutions. Network service providers will then provide the CPE to end users for access to their DSL network. In some cases, we sell CPE to the network equipment vendor for resale as part of a bundled solution to the network service provider. In other cases, we sell directly to the network service provider.

   The following table sets forth the top 20 customers for our DSL products in the fiscal year ended June 30, 1999, categorized by customer type. These customers accounted for an aggregate of 22.6% of our total revenues in fiscal 1998, 85.9% of our total revenues in fiscal 1999, and 95% of our total revenues for the first quarter of fiscal 2000.


   Network Equipment Vendors    Network Service Providers      Telephone Company-Aligned
                                                                 and Other Distributors
---------------------------------------------------------------------------------------------

  ADC Telecommunications       Ameritech                   Daehan Information Service Corp.
  Alcatel                      Covad Communications*       Global Technology Integrator
  Diamond Lane Communications  Flashcom                    Innotrac for BellSouth's network
  Ericsson                     Hong Kong Telecom           Soon Cabling Pte, Ltd.* for Daewoo
  Lucent Technologies          Panhandle Telecommunication  Telecom's network
  Nokia                         Services                   Telecom Equipment for Singapore
  Nortel Networks              Southwestern Bell            Telecom's network
  Siemens                                                  Universe Computers


* The customers indicated accounted for 10% or more of our net revenues in fiscal 1999. For the first quarter of fiscal 2000, sales to four customers, American Communications Supply, Inc., a distributor for Southwestern Bell, America Online, Inc., Innotrac Corporation, a distributor for BellSouth, and Lucent Technologies each represented more than 10% of our net revenues.

Strategic Relationships

   We believe that establishing relationships with leaders in DSL technology and services is critical to our success. Accordingly, we have formed strategic relationships and, in some cases, entered into joint development agreements with network service providers, network equipment vendors and developers of DSL semiconductor technology. We are also pursuing strategic relationships to ensure that high-volume distribution channels are in place for our products.

Network Service Providers

   Ameritech. Efficient has entered into an agreement to provide DSL CPE to Ameritech. We have worked closely with the technical and product management staff responsible for DSL service deployment at Ameritech. We have also provided early software releases of new products to Ameritech, and have provided Ameritech with training for both customer service and field support.

   Bell Atlantic. Efficient has entered into an agreement to provide DSL CPE to Bell Atlantic. Two of our SpeedStream products are offered by Bell Atlantic as CPE options for their Infospeed DSL service. Efficient has developed custom hardware and software to help enable Bell Atlantic's DSL deployment, and we have provided them with training for both customer service and field support.

   BellSouth. Efficient has entered into a joint promotion agreement with BellSouth for DSL CPE. BellSouth provides a financial incentive for Internet service providers that bring customers into the BellSouth DSL service. For the term of the program, subscribing Internet service providers are offered SpeedStream CPE at a reduced cost. Efficient has also entered into a supply agreement with BellSouth. We believe that the joint promotion agreement in conjunction with the supply agreement with BellSouth will create significant demand for our products.

   Covad Communications. Efficient has worked closely with Covad to tune the feature set of our SpeedStream 5250 symmetric DSL bridging modem to their network requirements. We are working with Covad to develop new products intended specifically for its network and also are involved in discussions with Covad about our next-generation products. In addition, on June 28, 1999, we issued a $5.0 million convertible promissory note to Covad which converted into 497,663 shares of common stock upon completion of our initial public offering in July 1999.

   Hanaro Telecom. Hanaro is a competitive network service provider in Korea actively engaged in DSL deployment. Hanaro offers DSL services for consumer, academic and business applications. Efficient has worked closely with Hanaro to enable rapid deployment of its DSL service using our SpeedStream CPE.

   SBC Communications. Efficient provides our SpeedStream CPE for DSL services offered through SBC's Southwestern Bell and Pacific Bell subsidiaries. We have provided training for their installation and customer service personnel, and have worked with their certification and test staff to demonstrate new SpeedStream DSL products.

   Singapore Telecom. Efficient has worked closely with SingTel to provide customized software with our CPE that is unique to SingTel's advanced Magix DSL service. We are involved in discussions with SingTel with respect to the evolution of SingTel's network architecture and service offerings. SingTel has consistently volunteered to work with us to test our new products.

Network Equipment Vendors

   Alcatel. Efficient and Alcatel have established a joint development and marketing agreement for CPE that is interoperable with Alcatel's DSLAM as well as their Litespan digital loop carrier. We are working together to develop two successive generations of DSL CPE based around our universal serial bus, ATM and software technology, and employing Alcatel's DSL chipsets and software. In certain cases, we co-brand products which are sold by both Efficient and Alcatel.

   Ericsson. Efficient and Ericsson have entered into a long term agreement whereby we supply our SpeedStream 3000 PCI and 4000 USB products. We have developed DSL products intended to ensure ongoing compatibility with their DSL equipment.

   Nokia. Efficient and Nokia have entered into a purchase and distribution agreement whereby we supply our SpeedStream 3000 PCI and 4000 USB products. Under the provisions of this agreement, Nokia resells our products along with its EKSOS family of DSL equipment and their SpeedLink DSLAM.

   Nortel Networks. Efficient has an agreement to supply Nortel with DSL CPE that is interoperable with Nortel's Universal Edge 9000 access product. Nortel offers the Universal Edge 9000 to both new and existing customers as an upgrade for both Nortel's DMS voice switches and its access node digital loop carriers. Based on this relationship, we are working with Nortel on next-generation products.

   Siemens. Siemens is an investor in Efficient. We have worked with Siemens to specifically design and produce certain DSL CPE that is interoperable with both Siemens' XpressLink D DSLAM and with DSL interfaces for Siemens' installed base of voice switches. Anthony T. Maher, who is a member of the board of Siemens AG Information and Communication Networks, joined our board of directors in April 1999.

Developers of DSL Semiconductor Technology

   Analog Devices. Many of our products use asymmetric DSL technology from ADI. Efficient was one of two CPE vendors to engage in an early availability program with ADI for G.lite, a splitterless DSL technology. G.lite is expected to enable deployment of DSL service without requiring a network service provider technician to perform on-site wiring changes or installation of CPE.

   Texas Instruments Incorporated. Texas Instruments is an investor in Efficient. Some SpeedStream products under development use asymmetric DSL technology from Texas Instruments. We have licensed pieces of our ATM silicon and software to Texas Instruments, and have assisted in the development of reference designs for application of Texas Instruments' asymmetric DSL components. Texas Instruments has provided us with access to its asymmetric DSL components at most favored prices. Texas Instruments also fabricates one of our ATM application specific integrated circuits and has provided introductions for Efficient to personal computer manufacturers who are searching for sources of DSL CPE.

Telephone Company-Aligned Distributors

   Sprint North Supply. Sprint North Supply is a primary supplier of telecommunications equipment to Sprint. Many other network service providers also source networking products from Sprint North Supply. Efficient has entered into a distribution agreement with Sprint North Supply that enables it to carry selected members of our SpeedStream product family.

   Nortel Supply. Nortel Supply is a distributor of Nortel and other network equipment vendors' products. Through our agreement with Nortel Supply, Efficient leverages Nortel Supply's worldwide distribution capabilities.

   Innotrac. Innotrac is a distributor of consumer telecommunications equipment for several incumbent local exchange carriers, including BellSouth. Efficient, Innotrac and BellSouth jointly promote BellSouth's DSL services with Efficient's SpeedStream CPE. Efficient and Innotrac also work together to create customized product packages and documentation for major network service providers. We believe that we can leverage Innotrac's relationship with several incumbent local exchange carriers, as well as Innotrac's experience in distributing products in high volume.

Manufacturing

   We outsource the assembly and testing of products and printed circuit boards to turnkey contract manufacturers. Currently, ACT Manufacturing, Inc. manufactures the majority of our products at its facility in Hermasillo, Mexico. Our FlowPoint products are manufactured by PEMSTAR, Inc. at its San Jose, California facility. Efficient also contracts with Xetel, Inc. for the manufacturing of its ATM LAN products and a portion of our DSL products at its facility in Dallas, Texas. Each of these manufacturers are certified by the International Standards Organization for manufacturing and design processes. Efficient plans to engage an additional contract manufacturer to meet our anticipated manufacturing requirements and to continue reducing the cost of our products.

   Efficient has a limited in-house manufacturing capability. We have complete capabilities for final test, packaging and shipping of our products. We perform comprehensive inspection tests and use statistical process controls to assure the reliability and quality of our products. Our manufacturing engineers design and build all test procedures and fixtures for our products. We integrate these manufacturing tests with the contract manufacturers' build processes. Our manufacturing personnel work with our design engineers to ensure that the test environment remains current as DSL technology evolves. We also perform warranty and repair work at our Dallas facility.

   Efficient's engineers design custom application specific integrated circuits that are incorporated into the majority of our products. Efficient contracts with silicon manufacturers to fabricate the application specific integrated circuits for prototype testing. We perform design verification and simulation testing at our facilities. After successful completion of these tests, Texas Instruments, Samsung Semiconductor and VLSI Technology manufacture our application specific integrated circuits in volume on a turnkey basis. We purchase only packaged and tested application specific integrated circuits.

   Other than our application specific integrated circuits, we try to use standard parts and components whenever possible. We currently purchase certain key parts and components from sole-source suppliers such as Alcatel Microelectronics, Analog Devices, Conexant Systems and Texas Instruments.

Sales and Marketing

   Since 1996, Efficient has worked closely with network equipment vendors that supply DSL-based central office equipment. These vendors offer our SpeedStream products to network service providers as part of a complete, interoperable DSL solution. We engage in joint sales activities with our partners and regularly provide them with collateral materials to enable their sales forces to promote our products. Our relationships with network equipment vendors result in introductions to large network service providers. In many cases, with DSL interoperability assured by Efficient and our partners, network service providers choose to purchase CPE directly from Efficient.

   Efficient also works closely with network service providers to ensure that our CPE is matched to their DSL service offerings. Initial discussions with network service providers generally involve our sales, marketing and business development personnel who work to communicate the strengths of our company and our products. Detailed responses to request for purchase documents are submitted to network service providers, often by both Efficient and one or more network equipment vendors.

   Next, at the network service provider's request, we engage in a technical certification process involving our system engineers who work in a lab environment, in some cases for days or weeks, with their counterparts from the network service provider. We frequently provide informal consultation on network deployment and testing as well as customized training for network service providers. In some cases, we create special software releases or product combinations for major network service providers. Efficient typically creates and delivers customized training courses and curricula for our largest customers, to ensure that their installation and support personnel are effective in satisfying end users' needs. While the actual sale and distribution of CPE varies network by network, this initial relationship-building stage is critical in every case. We believe that it is difficult to provide CPE into DSL service offerings without these close relationships with network service providers.

   We engage in a variety of marketing activities to build brand awareness. We issue press releases concerning significant product releases, partnerships and network design wins. We also conduct briefings for analysts and members of the press. We participate in a number of industry trade shows and pursue speaking engagements at related events. Efficient uses direct mail campaigns to increase awareness of our company and our products among Internet service providers, who are increasingly active in introducing customers to DSL services. We also engage in joint marketing programs with selected Internet service providers whose DSL services employ our CPE. Our broad goals are to continue to increase the awareness of Efficient as a company, and of our DSL CPE product line brand, SpeedStream.

   As the scope of our marketing efforts expands, our Website continues to be a strategic resource in disseminating information to interested parties. Our Website also plays an active role in collecting sales leads, working remotely with partners and key customers, and performing customer support. In the future, we believe that our Website may become an important tool for direct sales of our products.

Research and Development

   We believe that our future success depends on our ability to adapt to the rapidly changing communications environment, maintain our significant expertise in core technologies, and continue meeting and anticipating our customers' needs. We continually review and evaluate technological changes affecting the telecommunications market and invest substantially in applications-based research and development. We are committed to an ongoing program of new product development that combines internal development efforts with joint ventures and licensing or marketing arrangements relating to new products and technologies from outside sources.

   Efficient's core research and development activities are focused on both hardware and software technologies. In our hardware development activities, we possess significant expertise in application specific integrated circuits development, analog and mixed signal hardware design, ATM architecture and bus architectures, such as peripheral component interface and universal serial bus. In software development, Efficient has particular strengths in data networking protocols and operating systems, device driver development and traffic management, and techniques for advanced routing and systems management. We have significant expertise with hardware and software technology for analog and digital voice transmission and switching techniques as well.

   To enable successful deployment of DSL services, our CPE must be interoperable with the DSLAM, ATM switching equipment and other networking equipment from multiple vendors. In our development efforts, we leverage our relationships with prominent DSLAM vendors to ensure DSL interoperability. The continued development and use of our own industry-tested application specific integrated circuits and software ensure ATM switching interoperability. In addition, our support for a number of protocol stacks provides data encapsulation interoperability with routers at Internet service providers or within corporate networks. Efficient has a solid understanding of the end-to-end technologies in use, and we actively work to ensure interoperability while using technology that we control. Our design verification procedures include testing in complex network environments created in our laboratories that simulate end-to-end network architectures used in DSL service deployments. We believe that our stringent design verification and test procedures allow us to provide cost-effective, high-performance DSL CPE that minimizes the technology risk for network operators.

   Most of the technology associated with Efficient's SpeedStream products continues to evolve. Asymmetric DSL supports high frequency digital data transmission simultaneously with analog voice signals on a single copper phone line, but digital data and analog voice have the capability to disrupt one another. One common method of minimizing this disruption is to electrically separate the voice signals from the data signals using a circuit known as a filter or a "splitter." At present, the use of a splitter often requires a network technician or the end user to install the device using hand tools and to modify phone wiring inside a home or business. We are currently researching analog filtering circuit technology and are working with other companies to enable filter designs that can be installed without tools or changes to interior wiring.

   Another future technology involves ATM switched virtual circuits. Switched virtual circuits create a dedicated connection between two points of a network. Current ATM/DSL deployments typically use permanent virtual circuits to create these dedicated connections. Permanent virtual circuits must be created manually, while switched virtual circuits employ software to automatically create a circuit across the ATM network without manual intervention. Some network operators have expressed a concern that DSL deployments may not scale rapidly if permanent virtual circuits are employed. Switched virtual circuit implementations are complex and may represent a technology barrier for competitors. Efficient has sold ATM LAN products supporting switched virtual circuits for several years. We believe we are well suited to help enable large-scale DSL deployments as network operators demand support for switched virtual circuits.

Competition

   The network equipment industry is highly competitive, and we believe that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and emerging companies. In addition, a number of our competitors and potential competitors have significantly greater financial and other resources than us which may enable them to more aptly meet new competitive opportunities. We compete directly with other providers of DSL CPE including 3Com Corporation, Alcatel, Cisco Systems, Netopia, Westell Technology and Xpeed among others. Other vendors with whom we compete also have proprietary systems with which our products are not interoperable. Included among these vendors are Cisco Systems, Intel Corporation, Nortel Networks, Orckit Communications and PairGain Technologies. Furthermore, DSL as a technology for deploying broadband connections is competing with alternative technologies including ISDN, T1, broadband wireless and cable solutions.

   The rapid technological developments within the network equipment industry results in frequent changes to our group of competitors. The principal competitive factors in our market include:

  . Industry relationships with network service providers and network equipment vendors;

  . product reliability, performance and interoperability;

  . product features;

  . product availability;

  . price;

  . ability to distribute products;

  . ease of installation and use;

  . technical support and customer service; and

  . brand recognition.

   We believe we are successfully addressing each of these competitive factors. Nonetheless, we expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

Intellectual Property

   We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. To date, we have been granted two U.S. patents with counterpart patents pending in three international jurisdictions and have an additional 10 U.S. patent applications pending.

   Although we employ a variety of intellectual property in the development and manufacturing of our products, we believe that none of our intellectual property is individually critical to our current operations. However, taken as a whole, we believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. There can be no assurance that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. From time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. There can be no assurance that any necessary licenses will be available on reasonable terms.

   We have registered the trademarks "Efficient Networks" and "SpeedStream." "Advanced Status" and "ProfileBuilder" are also our trademarks. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

Employees

   As of September 30, 1999, we employed approximately 163 full-time employees, including 41 in sales and marketing, 18 in manufacturing, 83 in engineering, 17 in finance and administration and four in customer service. Most of our employees are located in the United States with seven sales and sales engineering employees located in The Netherlands and three sales and engineering employees located in Singapore. None of our employees is represented by collective bargaining agreements, and management considers relations with our employees to be good.

Properties

   We lease an approximately 26,000 square foot facility in Dallas, Texas for executive offices and for administrative, sales and marketing, and research and development purposes. The lease for this facility expires in 2001. In February 2000 we intend to relocate our executive, sales and marketing, and research and development personnel and activities into a 125,000 square foot facility in Dallas, Texas. We lease this new facility under a lease expiring in 2010. We plan to sublease our current space until the expiration of the lease. We lease two facilities in Dallas, Texas for manufacturing, shipping and receiving of product. One facility is 11,000 square feet for which the lease expires in 2001. The other facility is 10,000 square feet for which the lease expires at the end of March 2000. In connection with the acquisition of FlowPoint, we entered into an agreement with Cabletron to permit us to retain, for a transitional period, the space being used by the

FlowPoint employees at a Cabletron facility in Santa Clara, California. We expect to lease space to relocate the Flowpoint operations to another facility in the Silicon Valley in the first half of calendar 2000. We lease an approximately 2,500 square foot facility in Amsterdam, The Netherlands for our European operations. This lease expires in 2004. For our Asian operations, we lease an approximately 1,450 square foot facility in Singapore. This lease expires in 2002.

Legal Proceedings

   Efficient is not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth certain information with respect to the executive officers and directors of Efficient as of December 31, 1999.

          Name           Age                       Position
          ----           ---                       --------
Mark A. Floyd (1).......  44 Chairman of the Board, Chief Executive Officer and
                             President
Peter Bourne............  31 Vice President of Integrated Access (Business Unit)
Paul E. Couturier.......  37 Vice President of International Operations
James Hamilton..........  36 Vice President of Small and Medium Business
                             (Business Unit)
Patricia W. Hosek.......  38 Vice President of Engineering
Gregory L. Langdon......  39 Vice President of Product Strategy
Jill S. Manning.........  37 Vice President and Chief Financial Officer
James N. Nadeau.........  39 Vice President of Residential Access (Business Unit)
Brian M. Ronald.........  41 Vice President of Operations
David B. Stefan.........  37 Vice President of Sales
Dano Ybarra.............  42 Vice President of Corporate Marketing
Charles Waggoner........  60 President, Flowpoint
Bruce W. Brown (2)......  49 Director
James P. Gauer (2)......  47 Director
Robert Hawk.............  59 Director
Robert A. Hoff (3)......  46 Director
Anthony T. Maher........  53 Director
William L. Martin III     52 Director
 (3)....................
Thomas H. Peterson......  43 Director

--------
(1) Member of the Employee Option Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

   Mark A. Floyd co-founded Efficient in June 1993 and has served as President, Chief Executive Officer and a director of Efficient since its inception. Prior to founding Efficient, from June 1991 to July 1993, Mr. Floyd was Chief Operating Officer and a director of Networth, Inc., a provider of LAN products including Ethernet hubs, switches and network interface cards. From May 1984 to June 1991, Mr. Floyd held the positions of Executive Vice President, Chief Financial Officer and director of Interphase Corporation, a provider of enterprise server connectivity solutions for high-speed LAN, high capacity storage and remote access applications. Mr. Floyd holds a B.B.A. in Finance from the University of Texas at Austin.

   Peter Bourne joined Efficient in April, 1994 and has served as Vice President of Integrated Access Business Unit since October 1999. From September 1997 to September 1999, Mr. Bourne served as Efficient's director of product marketing. From October 1995 to August 1997, Mr. Bourne served as a systems engineer for us. Prior to serving in such capacity, Mr. Bourne worked as a software engineer. Mr. Bourne attended the University of California at Santa Barbara.

   Paul E. Couturier has served as Efficient's Vice President of International Operations since February 1997. From March 1995 to February 1997, he served as Efficient's Managing Director, Europe. From June 1993 to January 1995, he was Pan-European Business Development Manager at SynOptics, a manufacturer of synthetic crystals and optical products. Prior to that, Mr. Couturier held the position of Director of Sales and Marketing at Gandalf Benelux, a division of Mitel Corporation dedicated to the corporate access segment of the remote access market. Mr. Couturier has a bachelors degree in Marketing and in Foreign Languages from the University of Amsterdam.

   James Hamilton joined Efficient in November 1999 as Vice President of Small and Medium Business-Business Unit. From August 1998 to October 1999, Mr. Hamilton served as Vice President of World Wide Sales and Services at Picazo Communications, a provider of computer telephony solutions. From January 1996 to August 1998, Mr. Hamilton was Director of Business Development for the Communication Products Group of Compaq Computer Corporation, a global supplier of personal computers. From January 1992 to January 1996, he served as Vice President of International Sales at Networth, Inc., a developer and manufacturer of ethernet hubs, switches and related products that was acquired by Compaq in December 1995. Mr. Hamilton holds a B.S. in Business Administration from Lawrence Technical University.

   Patricia W. Hosek has served as Vice President of Engineering of Efficient since February 1997. From October 1995 to February 1997, she served as Efficient's Director of Software Engineering. From December 1990 to October 1995, she worked as a senior manager and developer at DSC Communications Corporation, a global provider of telecommunications products. Ms. Hosek holds a B.S. in Computer Science from Texas A&M University.

   Gregory L. Langdon has served as Vice President of Product Strategy of Efficient since October 1999. From February 1997 to October 1999, Mr. Langdon served as Vice President of Marketing, and from February 1996 to February 1997, he served as Efficient's Director of Product Management. From January 1990 to February 1996, he worked as an engineer at DSC Communications Corporation. Mr. Langdon holds a B.S. in Electrical Engineering from Vanderbilt University.

   Jill S. Manning has served as Vice President and Chief Financial Officer of Efficient since February 1997. From November 1994 to February 1997, she served as Efficient's Controller. From July 1984 to November 1994, Ms. Manning was a senior manager at KPMG LLP, an international accounting firm. Ms. Manning holds a B.B.A. in Accounting and in Computer Information Systems from Baylor University.

   James F. Nadeau has served as Vice President of Residential Access Business Unit since October 1999. From February 1997 to October 1999, Mr. Nadeau served as Vice President of Business Development, and from January 1995 to February 1997, he served as a director of sales for Efficient. From May 1993 to January 1995, he worked as North American Channel Sales Manager for Madge Networks. Prior to that, Mr. Nadeau was a co-founder of CWS Inc., a networking integration company. Mr. Nadeau attended Northeastern University in Boston, MA.

   Brian M. Ronald joined Efficient in July 1999 as Vice President of Operations. From March 1996 to July 1999, Mr. Ronald had been Manager, Manufacturing Program Management at 3Com Corporation, a computer networking products company. Prior to joining 3Com, Mr. Ronald had been Manager, Global Electronic Manufacturing at General Electric Lighting since September 1992. Mr. Ronald holds a B.S. in Industrial Technology from Southern Illinois University at Carbondale.

   David B. Stefan has served as Vice President of Sales of Efficient since October 1997. From March 1997 to October 1997, Mr. Stefan worked as Vice President of Sales of Dagaz Technologies, a manufacturer of telecommunications equipment that was acquired by Cisco Systems in September 1997. From May 1996 to March 1997, Mr. Stefan held the position of Director of Sales of Sourcecom Corporation, a computer networking equipment and software reseller. From November 1992 to May 1996, he worked as a territory manager and system engineer for Primary Access, a division of 3Com Corporation. Mr. Stefan holds an M.S.E.E. from George Washington University and a B.S. in Electrical Engineering from Michigan State University.

   Chuck Waggoner joined Efficient in December 1999 upon the acquisition of FlowPoint Corporation. Mr. Waggoner has more than 26 years of technology and management experience in the development and manufacturing of computer and communications systems. Prior to joining FlowPoint, Mr. Waggoner held various management positions, including Vice President of Engineering, at LIR Corporation where he managed the design and development of wide area network portable software protocols, Senior Vice President of Operations at GRiD Systems, where he was responsible for the development and manufacture of all portable computer products, and Vice President of Development at Packet Technologies, Inc. Mr. Waggoner received a B.S.E.E. from South Dakota State University.

   Dano Ybarra joined Efficient in the capacity of Vice President of Corporate Marketing in December 1999 upon the acquisition of FlowPoint Corporation. At FlowPoint, Mr. Ybarra served as Vice President of Sales and Marketing where he was responsible for the management of FlowPoint's sales strategies, product strategy and marketing programs. Prior to joining FlowPoint, Mr. Ybarra was Vice President of Sales and Marketing at Information Presentation Technologies, Inc., a provider of integrated server solutions for the multimedia and publishing markets. Previously, he was Business Manager for Adobe Systems, where he was responsible for OEM relationships and sales channel management. Mr. Ybarra received a B.S. in Computer Science from Portland State University.

   Bruce W. Brown has served as a director of Efficient since October 1995. Since August 1995, he has served as President, Chief Executive Officer and a director of Vertel Corp., a provider of telecommunications network management software and services. From July 1993 to August 1995, Mr. Brown held the positions of President and Chief Executive Officer of ADC Fibermax Corporation, a supplier of fiber optic networking products. Mr. Brown holds an M.P.A. from Drake University and a B.S. in Psychology from Iowa State University.

   James P. Gauer has served as a director of Efficient since July 1993. Since April 1999, he has been a General Partner of Palomar Ventures and Ocean Park Ventures, and from December 1992 to November 1997, he was a General Partner of Enterprise Partners, all of which are venture capital firms and investors in Efficient. Mr. Gauer holds a B.A. in Mathematics from the University of California, Los Angeles.

   Robert C. Hawk joined Efficient's board of directors in July 1999. Mr. Hawk is President of Hawk Communications and recently retired as President and Chief Executive Officer of US West Multimedia Communications, Inc., where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of US West Communications, a regional telecommunications service provider, from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of Com21, Concord Communications, Covad Communications Group, Inc., PairGain Technologies, Inc. and Radcom.

   Robert A. Hoff has served as a director of Efficient since July 1993. Since 1983, he has been a General Partner of Crosspoint Venture Partners, a venture capital firm and investor in Efficient. Mr. Hoff also serves as a director of Com21, Inc., Onyx Acceptance Corp., PairGain Technologies, Inc., and U.S. Web/CKS Corporation. Mr. Hoff holds an M.B.A. from Harvard University and a B.S. in Business Administration from Bucknell University.

   Anthony T. Maher was appointed to Efficient's board of directors in April 1999. Mr. Maher is a member of the board of Siemens AG Information and Communication Networks. Siemens, a network equipment vendor, is an investor in Efficient. Since May 1978, Mr. Maher has held various positions with Siemens, including the following positions within the Siemens Public Communication Networks Group: October 1997 to September 1998, member of the board of directors; October 1995 to September 1997, Executive Director; and January 1993 to September 1995, Executive Director of Worldwide Product Planning. Prior to his positions within the Public Communication Networks Group, Mr. Maher was manager and then deputy director of system engineering for EWSD architecture and processor technology. Mr. Maher holds a M.S. in Electrical Engineering and Solid State Physics from the University of Illinois.

   William L. Martin III has served as a director of Efficient since January 1997. From September 1994 to November 1999, Mr. Martin served as Senior Vice President of ADC Telecommunications, Inc. and President of the Business Broadband Group of ADC Telecommunications, Inc., a provider of communications networks systems and solutions and an investor in Efficient. Mr. Martin holds an M.B.A. from Harvard University, an M.S. of Aerospace Engineering and a B.S. in Engineering from the California Institute of Technology.

   Thomas H. Peterson has served as a director of Efficient since July 1993. Since May 1991, Mr. Peterson has been a General Partner of El Dorado Ventures, a venture capital firm and investor in Efficient. Mr. Peterson holds an M.B.A. from the University of California, Los Angeles and a B.S. in Electrical Engineering from Iowa State University.

Classified Board

   Our board of directors is currently composed of eight members. Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of our initial public offering, three of our directors were elected to one-year terms, two were elected to two-year terms and three were elected to three-year terms. On a going forward basis, each of our directors will be elected for three-year terms. Messrs. Maher, Martin and Hawk have been designated Class I directors whose term expires at the upcoming annual meeting of stockholders. Messrs. Floyd and Peterson have been designated Class II directors whose term expires at the 2000 annual meeting of stockholders. Messrs. Brown, Gauer and Hoff have been designated Class III directors whose term expires at the 2001 annual meeting of stockholders. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

   Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

   We established an audit committee and a compensation committee in April
1999.

   Our audit committee consists of Messrs. Martin and Hoff. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

   Our compensation committee consists of Messrs. Brown and Gauer. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees. The compensation committee also administers our stock-based employee benefit plans.

   In October 1999, the board of directors established an employee option committee. The function of this committee is to determine stock option grants for employees who are not executive officers. Mark Floyd is currently the only member of the employee option committee.

Compensation Committee Interlocks and Insider Participation

   Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

   Directors do not currently receive any cash compensation from us for their service as members of the board of directors. In December 1996, the board granted options to Mr. Brown to purchase 100,000 shares of common stock with an exercise price of $0.25 per share. During fiscal 1999, the board granted to each of Messrs. Gauer, Hoff, Martin and Peterson options to purchase 50,000 shares of common stock with an exercise price of $1.50 per share. During May 1999, the board granted to Messrs. Maher and Hawk options to purchase 15,000 and 150,000 shares of common stock, respectively, at an exercise price of $10.50 per share.

Executive Compensation

Summary Compensation Table

   The table below sets forth the compensation earned for services rendered to Efficient in all capacities for the fiscal years ended June 30, 1998 and 1999 by our Chief Executive Officer and our next four most highly compensated executive officers who earned more than $100,000 during fiscal 1999. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

                                                       Long-Term
                                                      Compensation
                                                         Awards
                                                      ------------
                                  Annual Compensation  Securities
    Name and Principal     Fiscal -------------------  Underlying   All Other
         Position           Year   Salary     Bonus    Options(#)  Compensation
    ------------------     ------ ------------------- ------------ ------------
Mark A. Floyd.............  1999  $ 200,000 $  80,000   350,000      $    --
 President and Chief
  Executive Officer         1998    178,127    20,000   350,000       16,667(1)

David B. Stefan...........  1999    125,000   112,608   100,000           --
 Vice President of Sales    1998     92,391    36,563   125,000       23,140(2)

Patricia W. Hosek.........  1999    117,000    51,479   225,000           --
 Vice President of
  Engineering               1998    107,625    21,313    50,000           --

Gregory L. Langdon........  1999    117,000    50,716   200,000           --
 Vice President of Product
  Strategy                  1998    103,290    21,051    50,000           --

Paul E. Couturier.........  1999     90,000    76,410   137,500       27,426(3)
 Vice President of
  International Operations  1998     85,709    42,742    37,500       27,634(3)

--------
(1) Represents amount paid in lieu of accrued sabbatical benefit.
(2) Represents a moving allowance.
(3) Represents an annual car and vacation allowance.

   Option Grants During Last Fiscal Year. The following table sets forth certain information with respect to stock options granted to each of the named executive officers in fiscal 1999, including the potential realizable value over the ten-year term of the options, based on assumed, annually compounded rates of stock value appreciation. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

   In fiscal 1999, we granted options to purchase up to an aggregate of 2,638,500 shares to employees, directors and consultants. All options were granted at exercise prices which the board of directors believed to be equal to the fair market value of our common stock on the date of grant. All options have a term of ten years. Optionees may pay the exercise price by cash, check or delivery of already-owned shares of our common stock. All option shares vest over four years, with 25% of the option shares vesting one year after the option grant date and the remaining option shares vesting ratably on a monthly basis over the succeeding 36 months.

                                                                                   Potential Realizable
                                                                                     Value at Assumed
                                                                               Annual Rates of Stock Price
                                          Individual Grants                    Appreciation for Option Term
                         --------------------------------------------------- --------------------------------
                                    Percent of
                                       Total
                         Number of    Options             Market
                         Securities Granted to            Value
                         Underlying  Employees              at
                          Options     In Last   Exercise Date of  Expiration
          Name            Granted   Fiscal Year  Price   Grant(1)    Date      0%(1)        5%        10%
          ----           ---------- ----------- -------- -------- ---------- ---------- ---------- ----------
Mark A. Floyd...........  250,000      9.48%     $1.50    $2.63    8/27/08   $  282,500 $  695,998 $1,330,386
                          100,000      3.79%     $2.50    $9.00    1/28/09   $  650,000 $1,216,005 $2,084,368
David B. Stefan.........  100,000      3.79%     $2.50    $9.00    1/28/09   $  650,000 $1,216,005 $2,084,368
Patricia W. Hosek.......  225,000      8.53%     $2.50    $9.00    1/28/09   $1,462,500 $2,736,012 $4,689,828
Gregory L. Langdon......  200,000      7.58%     $2.50    $9.00    1/28/09   $1,300,000 $2,432,010 $4,168,736
Paul E. Couturier.......  137,500      5.21%     $2.50    $9.00    1/28/09   $  893,750 $1,672,007 $2,866,006

--------
(1) Based upon a subsequent review of the fair value of our common stock at the option grant dates, we determined the value of the common stock to be as reflected in the "Market Value at Date of Grant" column. The amount shown in the "0%" column reflects the difference between the exercise price and the deemed fair market value as of the date of option grant.

   Aggregate Option Exercises During the Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth information with respect to the named executive officers concerning the exercisable and unexercisable options held by them as of June 30, 1999. None of the named executive officers exercised options during fiscal 1999. The "Value of Unexercised In-the-Money Options at June 30, 1999" is based on a value of $12.00 per share, the fair market value of our common stock as of June 30, 1999 as determined in a subsequent review of fair market values, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options.

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                                               Options at Fiscal Year-   In-the-Money Options at
                           Shares                        End                 Fiscal Year-End
                          Acquired    Value   ------------------------- -------------------------
          Name           on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
Mark A. Floyd...........          --       --   272,917      577,083    $ 3,165,938  $ 6,386,563
David B. Stefan.........          --       --    45,313      179,688    $   519,531  $ 1,862,969
Patricia W. Hosek.......                         61,979      280,729    $   724,033  $ 2,780,807
Gregory L. Langdon......          --       --    84,375      265,625    $   989,792  $ 2,660,208
Paul E. Couturier.......          --       --    78,802      171,198    $   927,047  $ 1,696,703

   The value realized by Ms. Hosek upon the exercise of her options represents the aggregate amount of the difference between $2.63 per share, the deemed fair market value of the common stock on the date the option was exercised, and the $0.15 exercise price of such options.

Benefit Plans

1999 Stock Plan

   Our 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. The stock plan was approved by the board of directors in April 1999 and by our stockholders in May 1999. Unless terminated sooner, the stock plan will terminate automatically in 2009. A total of 3,500,000 shares of our common stock is reserved for issuance, plus annual increases equal to the lesser of:

  . 1,000,000 shares;

  . 3% of the outstanding shares on such date; or

  . a lesser amount determined by the board of directors.

   The stock plan may be administered by the board of directors or a committee of the board. The board or a committee of the board will have the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the vesting provisions, the exercisability thereof and the form of consideration payable upon such exercise.

   The stock plan provides that in the event of a merger of Efficient with or into another corporation, or the sale of substantially all of our assets, each outstanding option or stock purchase right will be assumed or substituted for by the successor corporation. In addition, if the options are not substituted for in the merger, each outstanding option will vest and become exercisable as to all unvested shares and each stock purchase right shall lapse as to all the shares for a period of 15 days after receipt of notice from Efficient.

1999 Employee Stock Purchase Plan

   Our 1999 employee stock purchase plan was adopted by our board of directors in April 1999 and by our stockholders in May 1999. A total of 200,000 shares of common stock has been reserved for issuance under the purchase plan, plus annual increases equal to the lesser of:

  . 100,000 shares;

  . 1% of the outstanding shares on such date; or

  . a lesser amount determined by the board on the first day of each fiscal year.

   The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, contains successive six-month offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before October 31.

   Our employees are eligible to participate if they are employed by us or any of our participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. However, the following employees may not purchase stock under the purchase plan:

  . any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  . any employee whose rights to purchase stock under any of our employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

   Participants may purchase common stock through payroll deductions of up to 10% of the participant's compensation. The maximum number of shares a participant may purchase during a single offering period is 500 shares.

   Amounts deducted and accumulated by the participant will be used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period and at the end of each offering period.

   The purchase plan provides that, in the event of a merger of Efficient with or into another corporation or a sale of substantially all of our assets, outstanding options may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set, which will occur before the proposed sale or merger.

   The purchase plan will terminate in 2009. The board of directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock.

1999 Non-Statutory Stock Option Plan

   Our 1999 non-statutory stock option plan provides for the grant of nonstatutory stock options to employees and consultants (excluding officers or directors) of Efficient. The plan was approved by our board of directors in November 1999. Unless terminated sooner, the plan will terminate automatically in 2009. A total of 950,000 shares of common stock are currently reserved for issuance under the plan.

   The plan may be administered by the board of directors or a committee of the board. The board or a committee of the board has the power to determine the terms of the options, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon exercise. In addition, the board or a committee of the board has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the plan.

   Options granted under the plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by the optionee. Options granted under the plan must generally be exercised within three months of the end of optionee's status as an employee or consultant of Efficient, or within twelve months after the optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term. The exercise price of stock options granted under the plan is determined by the board or a committee of the board. The term of stock options granted under the plan may not exceed ten years.

   The plan provides that in the event of a merger of Efficient with or into another corporation, or a sale of substantially all of our assets, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted, the board or a committee of the board will provide for the optionee to have the right to exercise the option as to all of the optioned stock, including shares that would otherwise not be exercisable, for a period of fifteen (15) days from the date of the notice, and the option will terminate upon the expiration of such period.

401(k) Plan

   On January 1, 1995, we adopted the Efficient Networks, Inc. 401(k) Plan (the "401(k) Plan") a cash-or- deferred arrangement which covers our eligible employees who have attained the age of 21. The 401(k) Plan is intended to qualify under Sections 401(a), 401(m) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and the 401(k) Plan trust is intended to qualify under Section 501(a) of the Code. All contributions to the 401(k) Plan by eligible employees or by us, and the investment earnings thereon are not taxable to such employees until withdrawn, and any contributions we may make are expected to be deductible by us. Our eligible employees may elect to reduce their current eligible compensation by one percent (1%) up to fifteen (15%), subject to the maximum statutorily prescribed annual limit of $10,500 (in
2000), and to have such salary reductions contributed on their behalf to the 401(k) Plan. The 401(k) Plan permits, but does not require, that we may make matching contributions on behalf of all eligible employees who make salary reduction contributions to the 401(k) Plan. We have elected to make matching contributions for the Plan Year ending December 31, 2000, equal to 50% of a participant's salary deferral contributions for each payroll period, on up to 6% of a participant's annual compensation. The 401(k) Plan also permits, but does not require, that we may make additional profit-sharing contributions on behalf of all eligible employees. To date, we have not made such additional profit-sharing contributions to the 401(k) Plan.

Limitations on Directors' Liability and Indemnification

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers, and that we may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer of Efficient or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors and officers liability insurance. At present, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Efficient where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnity by these individuals.

                              CERTAIN TRANSACTIONS

   The following is a description of transactions during our last three fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements that are otherwise required to be described under "Management."

   During the past three fiscal years, we have issued redeemable convertible preferred stock, subordinated promissory notes and warrants as follows:

  . In December 1996, we sold 3,091,430 shares of Series E preferred stock in a private placement at a purchase price of $2.42 per share;

  . In February 1998, we sold 2,057,159 shares of Series F preferred stock in a private placement at a purchase price of $2.92 per share;

  . In June 1998, we sold 1,866,800 shares of Series G preferred stock in a private placement at a purchase price of $2.92 per share;

  . In January 1999, we issued an aggregate $7.0 million of 10% subordinated promissory notes due January 2002, together with warrants to purchase 2,397,260 shares of Series H preferred stock in a private placement at an exercise price of $2.92 per share;

  . In March 1999, we sold 1,850,000 shares of Series G preferred stock in a private placement at a purchase price of $2.92 per share;

  . In April 1999, we issued an aggregate $2.0 million of 10% subordinated promissory notes due January 2002, together with warrants to purchase 684,931 shares of Series H preferred stock in a private placement at an exercise price of $2.92 per share; and

  . On June 28, 1999, we issued a $5.0 million convertible promissory note to Covad. The note bore interest at the rate of 8% per year, and was payable on the fifth anniversary of issuance. Upon completion of our initial public offering in July 1999, the principal amount plus interest of the note converted into 497,663 shares of common stock.

   Our officers, directors and 5% stockholders participated in the foregoing transactions as follows:

                                                                  Principal
                          Number of Number of Number of Number of   Amount   Number of
                          Shares of Shares of Shares of Shares of   of 10%   Series H
   Name Of Purchaser      Series D  Series E  Series F  Series G    Notes    Warrants
   -----------------      --------- --------- --------- --------- ---------- ---------
Texas Instruments
 Incorporated...........  2,473,644        -- 1,712,329        --         --        --
ADC Telecommunications..         -- 2,066,420    45,881        --         --        --
Enterprise Partners.....         --   265,836    81,773        --         --        --
Crosspoint Venture
 Partners...............         --   236,880    72,848        -- $5,000,000 1,712,329
El Dorado Ventures......         --   236,367    72,689        -- $2,000,000   684,931
Menlo Ventures..........         --   144,322    44,381        --         --        --
Siemens.................         --        --        -- 3,716,800         --        --
Palomar Ventures........         --        --        --        -- $2,000,000   684,931
OceanPark Ventures......         --    88,612    27,258        --         --        --

   Mr. Martin, a member of our board of directors, was formerly affiliated with ADC Telecommunications. Mr. Hoff, a member of our board of directors, is affiliated with Crosspoint Venture Partners. Mr. Peterson, a member of our board of directors, is affiliated with El Dorado Ventures. Mr. Maher, a member of our board of directors, is affiliated with Siemens. Mr. Gauer, a member of our board of directors, was formerly affiliated with Enterprise Partners and is presently affiliated with Palomar Ventures and Ocean Park Ventures.

Note Repayment and Warrant Exercise Agreement

   Each holder of a 10% subordinated promissory note entered into a note repayment and warrant exercise agreement with Efficient. Pursuant to the terms of the agreement, immediately prior to the closing of our initial public offering, the aggregate $9.0 million principal amount of the notes was applied toward the aggregate exercise price of the warrants to purchase 3,082,191 shares of Series H preferred stock at an exercise price of $2.92 per share.

ADC Telecommunications, Inc., December 1996

   In December 1996, Efficient entered into a seven-year strategic alliance agreement with ADC. The agreement provides for joint development and promotion of products incorporating ADC's and Efficient's technology.

Texas Instruments Incorporated, November 1997

   In November 1997, Efficient and Texas Instruments Incorporated entered into an agreement to develop a DSL network interface card and associated software. In February 1998, Efficient and Texas Instruments amended the agreement to provide that Efficient would focus a percentage of our resources on products, product developments and marketing programs that support Texas Instruments ADSL integrated circuits. In March 1999, Efficient and Texas Instruments amended the agreement to provide Texas Instruments with the right to make and license a certain Efficient ASIC.

Siemens AG, June 1998

   In June 1998, Efficient entered into an original equipment manufacturer purchase agreement with Siemens. The agreement provides for the purchase by Siemens of our SpeedStream 3010 and 3040 models, including supporting software and hardware and software design, customization and support services.

Director Option and Loan

   In May 1999, Efficient effected the issuance of 150,000 shares of common stock by granting Robert Hawk an immediately exercisable option to purchase 150,000 shares of common stock at an exercise price of $10.50 per share in exchange for a $1,575,000 6% demand note. Mr. Hawk exercised this option in May 1999. The note, together with accrued interest, was repaid in July 1999.

Covad Communications Convertible Note Transaction

   On June 28, 1999, we issued a $5.0 million convertible promissory note to Covad Communications as described above. Mr. Hawk, a member of our board of directors, also serves on the board of directors of Covad Communications.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The table on the following page sets forth information regarding the beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of the shares hereby, by (a) each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;
(b) each of our directors; (c) each of our executive officers listed in the Summary Compensation Table; (d) all directors and executive officers as a group; and (e) all other selling stockholders.

                               Shares
                            Beneficially                   Shares Beneficially
                            Owned Prior                        Owned After
                            to Offering                          Offering
                         ---------------------             -----------------------
                                               Shares Sold
    Name and Address       Number      Percent In Offering   Number     Percent
    ----------------     ----------    ------- ----------- ------------ ----------
ADC Telecommunications,
 Inc. ..................  2,169,113      4.3%      41,573     2,127,540     4.0%
  2240 Campbell Creek
   Road
  Richardson, TX 75082

Cabletron Systems,
 Inc. .................. 13,500,000(1)  26.4%   1,977,820    11,522,180    21.7%
  35 Industrial Way
  Rochester, NH 03867

Covad Communications
 Group, Inc. ...........    497,663      1.0%       9,649       488,014      *
  2330 Central
   Expressway
  Santa Clara, CA 95050

Crosspoint Venture
 Partners...............  5,116,619(2)  10.0%      99,207     5,017,412     9.5%
  18552 MacArthur Blvd.,
   Suite 400
  Irvine, CA 92612

El Dorado Ventures......  4,081,800(3)   8.0%      79,141     4,002,659     7.5%
  2400 Sand Hill Road,
   Suite 100
  Menlo Park, CA 94025

Enterprise Partners.....  3,821,374(4)   7.5%      74,093     3,747,281     7.1%
  5000 Birch Street,
   Suite 6200
  Newport Beach, CA
   92600

Menlo Ventures..........  2,043,210      4.0%      39,617     2,003,593    3.8%
  3000 Sand Hill Road,
   Bldg. 4, Suite 100
  Menlo Park, CA 94025

Ocean Park Ventures,
 LP.....................  1,273,803      2.5%      24,698     1,249,105    2.4%
  100 Wilshire
   Boulevard, Suite 400
  Santa Monica, CA 90401

Palomar Ventures........    684,931      1.3%      13,280       671,651    1.3%
  100 Wilshire
   Boulevard, Suite 400
  Santa Monica, CA 90401

Siemens AG..............  3,716,800      7.3%      72,064     3,644,736     6.9%
  Hofmannstrasse 51
  81359 Munchen, Germany

Texas Instruments
 Incorporated...........  4,185,973      8.2%      81,158     4,104,815     7.7%
  P.O. Box 660199, M.S.
   8650
  Dallas, TX 75266-0199

Mark A. Floyd(5)........  1,613,542      3.2%     205,000     1,408,542     2.7%
Bruce W. Brown(6).......     75,000       *        10,000        65,000      *
Robert A. Hoff(7).......  5,141,619     10.1%      99,207     5,042,412     9.5%
Thomas H. Peterson(8)...  4,106,800      8.0%      79,141     4,027,659     7.6%

                                Shares
                             Beneficially                Shares Beneficially
                             Owned Prior                     Owned After
                             to Offering                       Offering
                          ------------------             -----------------------
                                             Shares Sold
    Name and Address        Number   Percent In Offering   Number     Percent
    ----------------      ---------- ------- ----------- ------------ ----------
James P. Gauer(9)........  1,983,734   3.9%     37,978      1,945,756     3.7%
Anthony T. Maher(10).....  3,720,550   7.3%     72,064      3,648,486     6.9%
William L. Martin III....        --    --          --             --      --
Robert Hawk(11)..........    150,000    *          --         150,000      *
David B. Stefan(12)......     97,975    *       22,500         75,475      *
Patricia W. Hosek(13)....    180,752    *       37,500        143,252      *
Gregory L. Langdon(14)...    172,916    *       35,000        137,916      *
Paul E. Couturier(15)....    132,293    *       25,000        107,293      *
James Nadeau.............    114,517    *       22,500         92,017      *
Jill Manning.............    139,836    *       22,500        117,336      *
Peter Bourne.............     73,154    *       10,200         62,954      *
Kevin Dibble.............    229,167    *       27,500        201,667      *
Klaus Fosmark............    248,692    *       32,500        216,192      *
William Perry............    249,226    *       32,500        216,726      *
Vicki Smith..............     23,125    *        5,000         18,125      *
All directors and
 officers as a group (19
 persons)(16)............ 17,702,988  34.7%    672,371     17,030,617    32.1%

   Applicable percentage ownership in the above table is based on 51,063,586 shares of common stock outstanding as of December 31, 1999, after giving pro forma effect to the conversion of preferred stock held by Cabletron into an aggregate of 6,300,000 shares of common stock.

   Unless otherwise indicated above, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address for each stockholder listed in the following table is c/o Efficient Networks, Inc., 4201 Spring Valley Road, Suite 1200, Dallas, Texas 75244.

* Less than 1% of the outstanding shares of common stock.

 (1) Represents 7,200,000 shares of common stock and 6,300 shares of Series A non-voting convertible preferred stock held by Cabletron. The preferred stock is automatically convertible into an aggregate of 6,300,000 shares of common stock, and is expected to be converted in early 2000.

 (2) Represents 3,301,480 shares held by Crosspoint Venture Partners III, 102,810 shares held by Crosspoint 1993 Entrepreneurs Fund and 1,712,329 shares held by Crosspoint Ventures LS 1997 L.P.

 (3) Represents 3,236,226 shares held by El Dorado Ventures III, 59,936 shares held by El Dorado C&L Fund, L.P., 100,707 shares held by El Dorado Technology IV, L.P., 52,305 shares held by El Dorado Technology 98, L.P., and 632,626 shares held by El Dorado Ventures IV, L.P.

 (4) Represents 3,502,945 shares held by Enterprise Partners II, L.P., and 318,429 shares held by Enterprise Partners Associates, L.P.

 (5) Includes 513,542 shares issuable upon exercise of stock options exercisable on or before March 31, 2000.

 (6) Includes 75,000 shares issuable upon exercise of stock options exercisable on or before March 31, 2000.

 (7) Mr. Hoff is a general partner of Crosspoint Venture Partners. The shares listed represent (a) 5,116,619 shares held by Crosspoint Venture Partners and (b) 25,000 shares held by Mr. Hoff issuable upon exercise of stock options exercisable on or before March 31, 2000. Mr. Hoff disclaims beneficial ownership of the shares held by Crosspoint Venture Partners, except to the extent of his pecuniary interest therein.

 (8) Mr. Peterson is a general partner of El Dorado Ventures. The shares listed represent (a) 4,081,800 shares held by El Dorado Ventures and (b) 25,000 shares held by Mr. Peterson issuable upon exercise of stock options exercisable on or before March 31, 2000. Mr. Peterson disclaims beneficial ownership of the shares held by El Dorado Ventures, except to the extent of his pecuniary interest therein.

 (9) Mr. Gauer is a general partner of Palomar Ventures and Ocean Park Ventures, L.P. The shares listed represent (a) 684,931 shares held by Palomar Ventures, (b) 1,273,803 shares held by Ocean Park Ventures and (c) 25,000 shares held by Mr. Gauer issuable upon exercise of stock options exercisable on or before March 31, 2000. Mr. Gauer disclaims beneficial ownership of the shares held by Palomar Ventures and Ocean Park Ventures, except to the extent of his pecuniary interest therein.

(10) The shares listed represented (a) 3,716,800 shares beneficially owned by Siemens AG, and (b) 3,750 shares held by Mr. Maher issuable upon exercise of stock options exercisable on or before March 31, 2000. Mr. Maher is a member of the board of Siemens AG Information and Communication Networks. Mr. Maher disclaims beneficial ownership of the shares held by Siemens.

(11) All of such shares are currently subject to a right of repurchase by Efficient.

(12) Includes 97,918 shares issuable upon exercise of stock options exercisable on or before March 31, 2000.

(13) Includes 148,460 shares issuable upon exercise of stock options exercisable on or before March 31, 2000.

(14) Includes 172,916 shares issuable upon exercise of stock options exercisable on or before March 31, 2000.

(15) Includes 132,293 shares issuable upon exercise of stock options exercisable on or before March 31, 2000.

(16) Includes an aggregate of 1,475,359 shares issuable upon exercise of stock options exercisable on or before March 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

General

   We are authorized to issue 200,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, and by the provisions of applicable Delaware law.

Common Stock

   As of December 31, 1999, there were 51,156,248 shares of common stock outstanding after giving pro forma effect to the conversion of all outstanding shares of Series A non-voting convertible redeemable preferred stock issued to Cabletron. These shares were held of record by approximately 156 stockholders.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Efficient, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Efficient, shall opine that the shares of common stock to be issued upon the closing of this offering, when issued and sold in the manner described in this prospectus and in accordance with the resolutions adopted by the board of directors, will be fully paid and nonassessable.

Preferred Stock

   The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  . restricting dividends on the common stock;

  . diluting the voting power of the common stock;

  . impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of Efficient without further action by the stockholders.

Series A Non-Voting Convertible Preferred Stock

   In connection with the acquisition of Flowpoint Corporation from Cabletron, the Board of Directors designated an aggregate of 6,300 shares of preferred stock as "Series A Non-Voting Convertible Preferred Stock." The following is a summary of the rights, preferences, privileges and restrictions of Series A
Preferred:

  . Voting. The Series A Preferred is non-voting. However, without the consent of holders of at least /66% of the Series A Preferred, Efficient may not: (a) alter the rights of the Series A Preferred; (b) create any securities that rank on a parity with or senior to the Series A Preferred as to dividends or distribution of assets upon liquidation; or (c) increase or decrease the number of shares of preferred stock authorized.

  . Dividends. Each share of Series A Preferred is entitled to receive dividends, when and if declared by the Board of Directors, at least equal in amount to the dividends declared on the common stock, multiplied by the conversion ratio of the Series A Preferred. Dividends are not mandatory or cumulative.

  . Liquidation. In the event of a liquidation of Efficient, the holders of the Series A Preferred are entitled to receive the par value of such shares in preference to the holders of common stock, and thereafter share on a pro rata basis with the common stock, treating the Series A Preferred as if converted into common stock.

  . Automatic Conversion. The Series A Preferred automatically converts into common stock, at the rate of 1,000 shares of common stock for each share of Series A Preferred (subject to adjustment for stock splits and the like), immediately following the affirmative vote of such conversion by holders of a majority of our common stock.

  . Redemption. In the event that the Series A Preferred has not converted into common stock on or before July 21, 2000, one fifth of the Series A Preferred shall be redeemed on each of December 31, 2000, 2001, 2002, 2003, and 2004. The redemption price of the Series A Preferred is approximately $78,000 per share.

   It is the mutual intention and understanding of Efficient and Cabletron that Efficient will hold a special meeting of stockholders. Holders of a majority of Efficient's common stock have entered into Voting Agreements pursuant to which they have agreed to vote in favor of conversion of the Series A Preferred into common stock. The special meeting is expected to be held in early 2000.

Warrants

   At September 30, 1999, there were warrants outstanding to purchase 34,246 shares of our common stock.


Standstill and Registration Rights

   On December 17, 1999, pursuant to an Agreement and Plan of Reorganization, Efficient completed the acquisition of FlowPoint Corporation, a wholly-owned subsidiary of Cabletron, in exchange for a combination of common stock and preferred stock equal to an aggregate of 13,500,000 shares of common stock on an as-converted basis. In connection with this transaction, Efficient and Cabletron also entered into a Standstill and Disposition Agreement containing certain standstill provisions, voting provisions, restrictions on transfer, and registration rights.

   The standstill provisions contained in the Standstill and Disposition Agreement provide that, without the prior consent of Efficient's board, Cabletron may not:

  . acquire additional shares of Efficient;

  . solicit proxies or participate in an election contest;

  . act in concert with others to acquire, hold or dispose of Efficient stock;

  . seek to elect or replace members of Efficient's board;

  . seek to control management, the board, or policies of Efficient;

  . pursue a business combination with Efficient;

  . coordinate with any third person to form a business combination with Efficient;

  . coordinate with any third person in connection with a tender offer for voting securities of Efficient; and

  . assist, participate, solicit or encourage any third party to do any of the above.

   The voting provisions contained in the Standstill and Disposition Agreement provide that on matters requiring the vote of Efficient stockholders, Cabletron must vote shares in excess of 10% of the voting stock of Efficient in proportion with the vote of other stockholders of Efficient. However, Cabletron must vote all voting shares which it owns proportionately with respect to:

  . any transaction between Efficient and one or more person in which Cabletron controls a 5% equity interest; or

  . a change of control of Efficient with any of the top five data networking companies, from time to time, as measured by revenues.

   The standstill and voting provisions will terminate if and when Cabletron owns less than 5% of the voting securities of Efficient or upon a change of control of Efficient.

   The restrictions on transfer provisions contained in the Standstill and Disposition Agreement provide that, without the prior consent of Efficient's board, Cabletron may not sell, transfer, or otherwise dispose of Efficient stock, except:

  . to a controlled affiliate of Cabletron;

  . in connection with a firm commitment, underwritten public offering;

  . pursuant to Rule 144 or the shelf registration statement, except in certain circumstances;

  . in a private sale, except if, after giving effect to the sale, the purchaser would own more than 5% of the voting stock of Efficient, unless the purchaser is a passive investor in which case the amount may be up to 10% of the voting stock of Efficient; and

  . in response to a tender offer which is not opposed by Efficient's board.

   The restriction on transfer provisions will terminate if and when Cabletron owns less than 5% of the voting securities of Efficient, or upon a change of control of Efficient, or November 2009.

   The registration rights provisions contained in the Standstill and Disposition Agreement provide that, in addition to the shares to which Cabletron is entitled to include in this offering:

  . by July 21, 2000, Efficient shall use commercially reasonable efforts to file a shelf registration statement so that Cabletron may sell shares on a continuous basis, however, Cabletron may not sell greater than 2 million shares pursuant to this registration statement and Rule 144;

  . after July 21, 2000, Cabletron shall be entitled to two demand registrations as long as the demand is for 2 million shares or more;

  . if Efficient determines to commence any public offering after this offering before December 31, 2000, Cabletron shall be entitled to include the greater of 40% of the shares to be sold in the offering or 3 million shares;

  . Cabletron shall also be entitled to the same registration rights held by other stockholders of Efficient stock, as described in the following paragraph; and

  . expenses of registration, other than underwriting discounts and commissions, will be borne by us.

   In addition to the specific registration rights of Cabletron described above, which are senior, the holders of approximately 27.5 million shares of common stock and Cabletron are entitled to certain registration rights. Beginning on December 31, 2000, the holders of at least 50% of the then outstanding registrable securities may require:

  . on up to two occasions, that we register their shares for public resale;

  . on one occasion within any twelve month period that we register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $1.0 million, include their shares of common stock in a registration in which we elect to register shares of common stock of Efficient, but we may reduce the number of shares proposed to be registered in view of market conditions to an amount not less than 30% of the shares in the offering.

   All expenses incurred in connection with any registration, other than underwriting discounts and commissions attributable to registrable securities, will be borne by us. These registration rights will terminate in July 2005, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three-month period under Rule 144(k) of the Securities Act.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

   Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the following transactions more difficult:

  . the acquisition of Efficient by means of a tender offer;

  .  the acquisition of Efficient by means of a proxy contest or otherwise;
     or

  .  the removal of our incumbent officers and directors.

   These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Efficient to first negotiate with our board of directors. We believe that the benefits of our increased ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Efficient outweigh the disadvantages of discouraging such proposals as negotiation of such proposals could result in an improvement of their terms.

   Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management-- Executive Officers and Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Efficient because it generally makes it more difficult for stockholders to replace a majority of the directors.

   Stockholder Meetings. Under our bylaws, only our board of directors, Chairman of the Board and President may call special meetings of stockholders.

   Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

   Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

   Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

   Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

   Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Efficient. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Efficient.

   Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

   Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Harris Trust and Savings Bank.

The Nasdaq Stock Market Listing

   Our shares have been approved for listing on The Nasdaq Stock Market under the symbol "EFNT."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering and based on shares outstanding at December 31, 1999, we will have outstanding approximately 53.2 million shares of common stock after giving pro forma effect to the conversion of all outstanding shares of Series A non-voting convertible redeemable preferred stock issued to Cabletron. Of these shares, approximately 14.6 million shares including the 5,000,000 shares sold in this offering plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable.

   Our directors, officers and certain stockholders have entered into lock-up agreements with the underwriters of this offering providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares for a period not to exceed 90 days after the effective date of the registration statement filed pursuant to this offering, as described below, without the prior written consent of Credit Suisse First Boston Corporation. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Credit Suisse First Boston Corporation. Taking into account the lock-up agreements, and assuming Credit Suisse First Boston Corporation does not release stockholders from these agreements prior to the expiration of the lock-up period, the following shares will be eligible for sale in the public market at the following times:

  . beginning April 3, 2000, approximately 3.1 million additional shares will be available for sale in the public market, certain of which are restricted securities;

  . beginning May 3, 2000, approximately 23.6 million additional shares will be available for sale in the public market, certain of which are restricted securities;

  . the remaining approximately 11.9 million shares will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

   "Restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, including applicable volume limitations, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

   In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 532,000 shares immediately after this offering; or

  . the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Efficient. Under Rule 144(k), a person who is not deemed to have been an affiliate of Efficient at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors, or consultant who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

   On October 13, 1999, we filed three separate registration statements on Form S-8 registering in the aggregate 10,479,329 shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of December 31, 1999, options to purchase a total of 8.2 million shares were outstanding and 2.8 million shares were reserved for future issuance under our stock plans.

   Upon completion of this offering, holders of 39.1 million restricted shares of common stock will be entitled to certain registration rights. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated         , 2000, Efficient and the selling stockholders have
agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens, Prudential Securities Incorporated and Dain Rauscher Incorporated are acting as representatives, the following respective numbers of shares of common stock:

                                                                       Number of
                                Underwriters                            Shares
                                ------------                           ---------
      Credit Suisse First Boston Corporation..........................
      FleetBoston Robertson Stephens..................................
      Prudential Securities Incorporated..............................
      DainRauscher Incorporated.......................................

                                                                       ---------
        Total......................................................... 5,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 750,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions payable
 by us..................       $              $              $              $
Expenses payable by us..       $              $              $              $
Underwriting discounts
 and commissions payable
 by selling
 stockholders...........       $              $              $              $

   We, our officers and directors, the selling stockholders and other
stockholders holding an aggregate of     shares have agreed that we and they
will not offer, sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period not to exceed 90 days after the date of this prospectus, except in the case of issuances by Efficient upon the exercise of employee stock options outstanding on the date hereof.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   Our common stock is listed on The Nasdaq National Market under the symbol "EFNT."

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.
  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
  . Penalty bids permit the representatives to reclaim a selling concession from a stabilizing or syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise, and if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders and the dealer from whom such purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under these securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and (iii) the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action of Ontario Purchasers

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Efficient by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Kenneth M. Siegel, a member of Wilson Sonsini Goodrich & Rosati, will be leaving that firm to joint Efficient as an executive officer effective February 1, 2000. Mr. Siegel owns 2,500 shares of our common stock and, in connection with his decision to join Efficient, was granted an option to purchase 500,000 shares of our common stock at an exercise price of $58.50 per share. The due authorization of the shares to be sold by Efficient and the execution and delivery of the underwriting agreement for this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

                                    EXPERTS

   The consolidated financial statements of Efficient Networks, Inc. as of June 30, 1998 and 1999, and for each of the years in the three-year period ended June 30, 1999 included in this prospectus and registration statement have been audited by KPMG LLP, independent auditors, as set forth in their reports, which are included in this prospectus and registration statement, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

   The financial statements of FlowPoint Corporation as of March 31, 1998, August 31, 1998 and February 28, 1999 and for the years ended March 31, 1997 and 1998, the five-month period ended August 31, 1998 and the six-month period ended February 28, 1999, included in this prospectus and registration statement have been audited by KPMG LLP, independent auditors, as set forth in their report, which is included in this prospectus and registration statement, and is included in reliance upon their report given on their authority as experts in accounting and auditing.

                        ADDITIONAL EFFICIENT INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Efficient and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

   You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about public reference rooms. You may obtain copies of all or any part of our registration statement from the Securities and Exchange Commission upon payment of prescribed fees. You may also inspect reports, proxy, and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

   Upon completion of this offering, Efficient will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms, and the Web site of the Securities and Exchange Commission referred to above.

                            EFFICIENT NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Efficient Networks, Inc.
 Annual Financial Statements
  Independent Auditors' Report.............................................  F-2
  Consolidated Balance Sheets..............................................  F-3
  Consolidated Statements of Operations....................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit)................  F-5
  Consolidated Statements of Cash Flows....................................  F-6
  Notes to Consolidated Financial Statements...............................  F-7
 Interim Financial Statements
  Unaudited Condensed Consolidated Balance Sheets.......................... F-19
  Unaudited Condensed Consolidated Statements of Operations................ F-20
  Unaudited Condensed Consolidated Statements of Cash Flows................ F-21
  Notes to Unaudited Condensed Consolidated Financial Statements........... F-22
FlowPoint Corporation
  Independent Auditors' Report............................................. F-25
  Balance Sheets........................................................... F-26
  Statements of Operations................................................. F-27
  Statements of Cash Flows................................................. F-28
  Statements of Stockholders' Equity (Deficit)............................. F-29
  Notes to Financial Statements............................................ F-30

                          Independent Auditors' Report

The Board of Directors
Efficient Networks, Inc.:

   We have audited the accompanying consolidated balance sheets of Efficient Networks, Inc. and subsidiaries as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Efficient Networks, Inc. and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Dallas, Texas
July 6, 1999, except as to
   note 13 which is as of
   July 20, 1999

                            EFFICIENT NETWORKS, INC.

                          Consolidated Balance Sheets

                             June 30, 1998 and 1999

                       (in thousands, except share data)

                                                            June 30,
                                                   -----------------------------
                                                                      Pro forma
                                                                        1999
                                                    1998     1999    (unaudited)
                                                   -------  -------  -----------
                     Assets                                          (Note 2(l))
Current assets:
  Cash and cash equivalents......................  $ 7,607  $ 3,604  $    3,604
  Accounts receivable, net of allowance for
   doubtful accounts of $15 in 1998 and $120 in
   1999..........................................      461   12,334      12,334
  Inventories....................................      898    5,472       5,472
  Other assets...................................      202      241         241
                                                   -------  -------  ----------
    Total current assets.........................    9,168   21,651      21,651
Furniture and equipment, net.....................    1,404    2,285       2,285
Other assets, net................................       95       29          29
                                                   -------  -------  ----------
                                                   $10,667  $23,965  $   23,965
                                                   =======  =======  ==========
       Liabilities, Redeemable Convertible
     Preferred Stock and Stockholders' Equity
                    (Deficit)
Current liabilities:
  Accounts payable...............................  $   547  $ 5,689  $    5,689
  Accrued liabilities............................      751    2,641       2,641
  Deferred revenue...............................      --       736         736
                                                   -------  -------  ----------
    Total current liabilities....................    1,298    9,066       9,066
Long-term debt, net of discount..................      --    13,396         --
Other liabilities................................      --        22          22
                                                   -------  -------  ----------
    Total liabilities............................    1,298   22,484       9,088
                                                   -------  -------  ----------
Redeemable convertible preferred stock (note 7)..   34,743   40,495         --
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock, par value $.001 per share,
   100,000,000 shares authorized; 3,616,964 and
   4,362,221 shares issued and outstanding in
   1998 and 1999, respectively; pro forma--
   32,662,288 shares issued and outstanding......        4        4          33
  Additional paid-in capital.....................    7,221   29,777      84,265
  Deferred stock option compensation.............   (4,815) (14,606)    (14,606)
  Accumulated deficit............................  (27,784) (54,189)    (54,815)
                                                   -------  -------  ----------
    Total stockholders' equity (deficit).........  (25,374) (39,014)     14,877
                                                   -------  -------  ----------
                                                   $10,667  $23,965  $   23,965
                                                   =======  =======  ==========

See accompanying notes to consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

                     Consolidated Statements of Operations

                    Years ended June 30, 1997, 1998 and 1999

                     (in thousands, except per share data)

                                                     1997     1998      1999
                                                    -------  -------  --------
Net revenues....................................... $ 4,122  $ 3,370  $ 14,828
Cost of revenues...................................   2,386    2,160    14,344
                                                    -------  -------  --------
    Gross profit...................................   1,736    1,210       484
                                                    -------  -------  --------
Operating expenses:
  Sales and marketing..............................   2,409    3,436     6,133
  Research and development.........................   4,183    4,389     7,747
  General and administrative.......................   1,245    1,641     1,993
  Stock option compensation........................     659    1,165     3,116
                                                    -------  -------  --------
    Total operating expenses.......................   8,496   10,631    18,989
                                                    -------  -------  --------
    Loss from operations...........................  (6,760)  (9,421)  (18,505)
Interest expense...................................     --       (10)   (8,092)
Interest income....................................     144      146       202
Other, net.........................................     (19)      (6)      (10)
                                                    -------  -------  --------
    Net loss....................................... $(6,635) $(9,291) $(26,405)
                                                    =======  =======  ========
    Basic and diluted net loss per share of common
     stock......................................... $ (2.19) $ (2.86) $  (6.87)
                                                    =======  =======  ========
    Weighted-average shares of common stock
     outstanding...................................   3,027    3,254     3,893
                                                    =======  =======  ========
    Unaudited pro forma basic and diluted net loss
     per share.....................................                   $  (0.97)
                                                                      ========
    Weighted average shares used to compute
     unaudited pro forma basic and diluted net loss
     per share.....................................                     28,342
                                                                      ========


See accompanying notes to consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

            Consolidated Statements of Stockholders Equity (Deficit)

                    Years ended June 30, 1997, 1998 and 1999

                       (in thousands, except share data)

                                                                                    Total
                            Common Stock    Additional   Deferred               stockholders'
                          -----------------  paid-in   stock option Accumulated    equity
                            Shares   Amount  capital   Compensation   deficit     (deficit)
                          ---------- ------ ---------- ------------ ----------- -------------
Balance at June 30,
 1996...................   2,992,271  $  3   $ 1,439     $ (1,227)   $(11,858)    $(11,643)
 Issuance of common
  stock under stock
  option plan...........      62,500   --          9          --          --             9
 Deferred stock option
  compensation..........         --    --      2,269       (2,269)        --           --
 Amortization of
  deferred stock option
  compensation..........         --    --        --           659         --           659
 Net loss...............         --    --        --           --       (6,635)      (6,635)
                          ----------  ----   -------     --------    --------     --------
Balance at June 30,
 1997...................   3,054,771     3     3,717       (2,837)    (18,493)     (17,610)
 Issuance of common
  stock under stock
  option plan...........     448,125     1        61          --          --            62
 Issuance of common
  stock.................     114,068   --        300          --          --           300
 Deferred stock option
  compensation..........         --    --      3,143       (3,143)        --           --
 Amortization of
  deferred stock option
  compensation..........         --    --        --         1,165         --         1,165
 Net loss...............         --    --        --           --       (9,291)      (9,291)
                          ----------  ----   -------     --------    --------     --------
Balance at June 30,
 1998...................   3,616,964     4     7,221       (4,815)    (27,784)     (25,374)
 Issuance of common
  stock under stock
  option plan...........     745,257   --      1,683          --          --         1,683
 Stock options
  forfeited.............         --    --       (223)         223         --           --
 Issuance of warrants...         --    --      6,173          --          --         6,173
 Convertible promissory
  note..................         --    --      2,143          --          --         2,143
 Deferred stock option
  compensation..........         --    --     13,130      (13,130)        --           --
 Amortization of
  deferred stock option
  compensation..........         --    --        --         3,116         --         3,116
 Accretion of issuance
  costs on redeemable
  convertible preferred
  stock.................         --    --       (350)         --          --          (350)
 Net loss...............         --    --        --           --      (26,405)     (26,405)
                          ----------  ----   -------     --------    --------     --------
Balance at June 30,
 1999...................   4,362,221     4    29,777      (14,606)    (54,189)     (39,014)
 Unaudited pro forma
  issuance of common
  stock upon conversion
  of redeemable
  convertible preferred
  stock.................  24,720,213    25    40,470          --          --        40,495
 Unaudited pro forma
  issuance of common
  stock upon conversion
  of convertible
  promissory note plus
  accrued interest......     497,663     1     5,021          --          (22)       5,000
 Unaudited pro forma net
  loss related to
  accretion of remaining
  discount on
  subordinated
  promissory notes......         --    --        --           --         (604)        (604)
 Unaudited pro forma
  issuance of common
  stock upon exercise of
  warrants..............   3,082,191     3     8,997          --          --         9,000
                          ----------  ----   -------     --------    --------     --------
Unaudited pro forma
 balance at June 30,
 1999...................  32,662,288  $ 33   $84,265     $(14,606)   $(54,815)    $ 14,877
                          ==========  ====   =======     ========    ========     ========

See accompanying notes to consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

                     Consolidated Statements of Cash Flows

                    Years ended June 30, 1997, 1998 and 1999

                                 (in thousands)

                                                     1997     1998      1999
                                                    -------  -------  --------
Cash flows from operating activities:
 Net loss.......................................... $(6,635) $(9,291) $(26,405)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization....................     861      727       807
  Amortization of deferred stock option
   compensation....................................     659    1,165     3,116
  Accretion of discount on subordinated promissory
   notes...........................................     --       --      7,712
Changes in operating assets and liabilities:
  Accounts receivable..............................     (12)     318   (11,873)
  Inventories......................................     443     (304)   (4,574)
  Other assets and liabilities.....................      59     (201)       49
  Accounts payable and accrued liabilities.........     (18)     967     7,043
  Deferred revenue.................................     --       --        736
                                                    -------  -------  --------
Net cash used in operating activities..............  (4,643)  (6,619)  (23,389)
                                                    -------  -------  --------
Cash flows used in investing activities--purchase
 of furniture and equipment........................    (525)    (572)   (1,688)
                                                    -------  -------  --------
Cash flows from financing activities:
 Principal payments on capital lease obligations...    (192)     (78)      (11)
 Proceeds from issuance of promissory notes and
  warrants.........................................   1,500    1,000    14,000
 Proceeds from issuance of common stock............       9      362     1,683
 Proceeds from issuance of preferred stock.........   5,961   10,101     5,402
                                                    -------  -------  --------
   Net cash provided by financing activities.......   7,278   11,385    21,074
                                                    -------  -------  --------
Increase (decrease) in cash and cash equivalents...   2,110    4,194    (4,003)
Cash and cash equivalents at beginning of year.....   1,303    3,413     7,607
                                                    -------  -------  --------
Cash and cash equivalents at end of year........... $ 3,413  $ 7,607  $  3,604
                                                    =======  =======  ========
Supplemental disclosure--cash paid during the year
 for:
 Interest.......................................... $     6  $     4  $    --
                                                    =======  =======  ========
Non-cash financing transaction--
 Exchange of promissory notes and related interest
  for redeemable convertible preferred stock....... $ 1,519  $ 1,007  $    --
                                                    =======  =======  ========

See accompanying notes to consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

                   Notes to Consolidated Financial Statements

                          June 30, 1997, 1998 and 1999

(1)Incorporation and Nature of Business

  Efficient Networks, Inc. (the "Company") was incorporated under the laws of the State of Delaware on June 10, 1993. The Company is a worldwide developer and supplier of high speed digital subscriber line customer premises equipment for the high speed, high volume digital communication, or broadband, access market.

(2)Summary of Significant Accounting Policies

  (a)Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries located in The Netherlands and Singapore. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (b)Cash Equivalents

    Cash equivalents consist primarily of an investment account comprised of investments in commercial paper, repurchase agreements and money market funds. For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  (c)Inventories

    Inventories are stated at the lower of average cost or market (net realizable value).

  (d)Furniture and Equipment

    Furniture and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

    Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Plant and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives are as follows:

                                                    Years
                                                    -----
            Computers..............................    5
            Software...............................    3
            Equipment..............................    5
            Furniture and fixtures.................    7

  (e)Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999

    differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (f)Revenue Recognition

    Revenue from product sales is recognized upon shipment to the customer. Reserves for estimated sales returns and allowances are recorded in the same period as the related revenues. Revenue related to sales transactions that provide a customer with the right to return product is deferred until the product is deployed by the customer and/or the return privileges expire.

  (g)Stock-Based Compensation

    The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

  (h)Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed

    Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (i)Net Loss Per Share of Common Stock

    Net loss per share of common stock is presented in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. Under SFAS No. 128, basic earnings/loss per share excludes dilution for potentially dilutive securities and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings/loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted earnings/loss per share when their inclusion would be antidilutive. The computation of basic and diluted weighted average shares is as follows (in thousands):

                                                       Year ended June 30,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
     Numerator:
       Net loss....................................  $(6,635) $(9,291) $(26,405)
       Accretion of issuance costs on redeemable
        convertible preferred stock................      --       --       (350)
                                                     -------  -------  --------
       Numerator for basic and diluted net loss per
        share......................................  $(6,635) $(9,291) $(26,755)
                                                     =======  =======  ========
     Denominator for basic and diluted net loss per
      share--weighted average common shares
      outstanding..................................    3,027    3,254     3,893
                                                     =======  =======  ========

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999


    Pro forma basic and diluted net loss per share has been calculated assuming: (a) the conversion of redeemable convertible preferred stock outstanding at June 30, 1999, as if the redeemable convertible preferred stock had converted immediately upon its issuance, resulting in 23,332,713 additional weighted average shares of common stock outstanding; (b) the warrants issued in 1999 in connection with the issuance of subordinated promissory notes were exercised immediately upon their issuance using the principal amount of the notes to satisfy the exercise price, resulting in 1,113,014 additional weighted average shares of common stock outstanding and a charge of $603,806 against earnings for the accretion of the remaining discount recorded on the notes; and (c) the convertible debt issued June 28, 1999, was converted immediately upon issuance resulting in 2,727 additional weighted average shares of common stock outstanding.

  (j)Fair Value of Financial Instruments

    The carrying values of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The fair values of the Company's convertible promissory notes and subordinated promissory notes and related warrants were determined using a valuation model with the following assumptions: a volatility factor of 40% obtained from the stock price volatility experienced by certain of the Company's principal competitors; a risk-free interest rate of 5.71%; the contractual term of the respective notes; the estimated fair value of the Company's common stock ($12.00 at June 30, 1999); and the exercise price of the detachable warrants. The estimated fair values of the convertible promissory notes and subordinated promissory notes and related warrants as of June 30, 1999 are approximately $6,802,691 and $40,294,044 respectively.

  (k)Comprehensive Income

    On July 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income and its components in the financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to owners. To date, no elements of comprehensive income exist other than net loss from operations.

  (l)Pro Forma Balance Sheet

    The pro forma balance sheet reflects the following transactions as though they had occurred as of June 30, 1999 (see notes 6 and 7):

    . the conversion of $9,000,000 of subordinated promissory notes into an aggregate of 3,082,191 shares of redeemable convertible preferred stock through the exercise of the warrants issued therewith,

    . the conversion of the $5,000,000 convertible promissory note plus accrued interest into an aggregate of 497,663 shares of redeemable convertible preferred stock, and

    . the conversion of each outstanding share of redeemable convertible preferred stock into one share of common stock.

  (m)Use of Estimates

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999

    the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)Inventories

  Inventories consisted of the following (in thousands):

                                                                      June 30,
                                                                     -----------
                                                                     1998  1999
                                                                     ---- ------
   Raw materials.................................................... $354 $2,265
   Finished goods...................................................  544  3,207
                                                                     ---- ------
   Total............................................................ $898 $5,472
                                                                     ==== ======

(4)Furniture and Equipment

  Furniture and equipment consisted of the following (in thousands):

                                                                   June 30,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
   Computers.................................................... $1,941  $2,811
   Purchased software...........................................    611     892
   Equipment....................................................    241     585
   Furniture and fixtures.......................................     66     136
   Leasehold improvements.......................................    121     235
                                                                 ------  ------
   Total furniture and equipment................................  2,980   4,659
   Less accumulated depreciation and amortization............... (1,576) (2,374)
                                                                 ------  ------
   Furniture and equipment, net................................. $1,404  $2,285
                                                                 ======  ======

  The Company leases certain equipment under capital lease arrangements. At June 30, 1998, the cost of assets under such leases aggregated $152,183, and related accumulated amortization was $134,065. At June 30, 1999, there were no assets under capital lease arrangements. Amortization of assets leased under capital lease arrangements is included in amortization expense.

(5)Accrued Liabilities

  Accrued liabilities consisted of the following (in thousands):

                                                                     June 30,
                                                                    -----------
                                                                    1998  1999
                                                                    ---- ------
   Accrued compensation and benefits............................... $247 $1,102
   Accrued professional fees.......................................  320     55
   Other...........................................................  184  1,484
                                                                    ---- ------
   Total........................................................... $751 $2,641
                                                                    ==== ======

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999


(6)Long-term Debt

  In January 1999, the Company issued subordinated promissory notes with detachable warrants in exchange for $7,000,000 in cash. In April 1999, the Company issued a subordinated promissory note with a detachable warrant in exchange for $2,000,000 in cash. The notes bear interest of 10% per year and interest is payable quarterly. The notes are due at the earlier of January 2002 or (a) a consummation of a qualifying liquidation event which includes a firm commitment underwritten offering pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than $5.00 per share and $10,000,000 in the aggregate;
  (b) any consolidation or merger of the Company with or into any other corporation or corporations; (c) sale, conveyance or disposition of all or substantially all of the assets of the Company; or (d) the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed.

  The subordinated promissory notes were issued with detachable warrants to purchase an aggregate of 3,082,191 shares of the Company's Series H redeemable convertible preferred stock at an exercise price of $2.92 per share. The warrants expire at the earlier of January 2002 or the consummation by the Company of the sale of its common stock in a firm commitment underwritten offering at a price not less than $5.00 per share and providing not less than $10,000,000 of net proceeds. The proceeds were allocated between the notes and the warrants based on their pro-rata fair values, as determined using a valuation model (see note 2(j)). As a result, the warrants were valued at $6,172,699. This amount was recorded as paid-in capital. The resulting discount on the notes is being accreted as interest expense over the expected term of the related promissory notes. The holders of the subordinated promissory notes have entered into a note repayment and warrant exercise agreement with the Company which stipulates that immediately prior to the closing of an initial public offering, the aggregate $9,000,000 principal amount of the notes will be applied toward the aggregate exercise price of the detachable warrants (see note 13).

  On June 28, 1999, the Company issued a convertible promissory note in exchange for $5,000,000 in cash. The note bears interest of 8.0% per year. The holder of the note has the right to demand prepayment of 50% of the principal amount of the note at any time after the first anniversary and full prepayment at any time after the second anniversary of issuance. The note is convertible at the holder's option into shares of Series I preferred stock at a conversion price of $10.09 per share of Series I preferred stock. Upon the completion of an initial public offering, the note will automatically convert into Series I preferred stock at a conversion price equal to the lesser of (1) 70% of the initial public offering price per share or (2) $10.09 per share. Upon the issuance of the convertible promissory note, the Company recognized $2,143,000 of interest expense and a corresponding increase to additional paid-in capital. This amount represents the intrinsic value of the beneficial conversion feature of the convertible promissory note (see note 13).

(7)Redeemable Convertible Preferred Stock

  Preferred stock has voting rights equal to the number of shares of common stock into which the preferred stock is convertible. The preferred stock is convertible at the option of the holder into such number of shares of common stock as is determined by dividing the original issue price of the preferred stock plus all declared but unpaid dividends by the applicable conversion price at the date of conversion. The conversion price per share is the original issue price adjusted for any dilution that may occur from future offerings.

  Each share of outstanding preferred stock is required to convert to common stock upon the earlier of the time of the Company's initial public offering, if certain offering parameters are met, or the date on which

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999

  the Company obtains the consent of the holders of a majority of the then outstanding shares of preferred stock.

  The outstanding preferred stock is redeemable into cash at the request of a majority of the holders of the then outstanding shares of preferred stock at an amount equal to the original issue price plus all declared but unpaid dividends. Amounts due to the preferred shareholders on redemption are payable in three equal annual installments on the fifth, sixth and seventh anniversaries of the original purchase dates (see note 13).

  Dividends may be declared at the sole discretion of the Board of Directors and are noncumulative. To date, no such dividends have been declared. The holders of the preferred stock are entitled to a liquidation preference equivalent to the original issue price of the respective series of preferred stock plus declared but unpaid dividends.

  The following indicates the series of redeemable convertible preferred stock in existence at June 30, 1999. Series for which preferred stock has been issued and remains outstanding are stated at the redemption amount; issuance costs are netted against the proceeds and accreted as a charge against additional paid-in capital over the expected life of the related series of preferred stock (all in thousands, except share and per share data):

                                                      Dividend    June 30,
                                                      Rate Per ----------------
                                                       Share    1998     1999
                                                      -------- -------  -------
   Series A - 7,096,000 shares authorized; 7,000,000
    shares issued and outstanding...................   $0.03   $ 3,500  $ 3,500
   Series B - 522,848 shares authorized, issued and
    outstanding.....................................   $0.07       625      625
   Series C - 5,895,832 shares authorized; 5,858,332
    shares issued and outstanding...................   $0.07     7,030    7,030
   Series D - 2,473,644 shares authorized, issued
    and outstanding.................................   $0.12     5,000    5,000
   Series E - 3,091,430 shares authorized, issued
    and outstanding.................................   $0.15     7,480    7,480
   Series F - 2,057,159 shares authorized, issued
    and outstanding in 1998 and 1999................   $0.18     6,007    6,007
   Series G - 6,000,000 shares authorized; 1,866,800
    and 3,716,800 shares issued and outstanding in
    1998 and 1999...................................   $0.18     5,451   10,853
   Series H - 4,000,000 shares authorized, none
    issued or outstanding...........................   $0.18       --       --
   Series I - 750,000 shares authorized, none issued
    or outstanding..................................   $0.60       --       --
   Issuance costs, net of accretion.................              (350)     --
                                                               -------  -------
                                                               $34,743  $40,495
                                                               =======  =======

  The Company issued promissory notes in exchange for cash of $1,000,000 and $500,000 in September and December, 1996, respectively. The promissory notes bore interest at 6% and were due on demand. On December 31, 1996, the Company issued 3,091,430 shares of Series E redeemable convertible preferred stock in exchange for the principal and related accrued interest on the promissory notes amounting to $1,518,657 and $5,961,498 in cash.

  The Company issued promissory notes in exchange for $1,000,000 in January, 1998. The promissory notes bore interest at 6% and were due on demand. In February, 1998, the Company issued 2,057,159 shares of

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999

  Series F redeemable convertible preferred stock in exchange for the principal and related accrued interest on the promissory notes amounting to $1,006,904 and $5,000,000 in cash.

  In June, 1998, the Company issued 1,866,800 shares of Series G redeemable convertible preferred stock for $5,451,056 in cash. The issuance was recorded net of issuance costs of $350,000. In March, 1999, the Company issued an additional 1,850,000 shares of Series G redeemable convertible preferred stock for $5,402,000 in cash (see note 13).

(8)Common Stock and Stock Incentive Plans

  In 1993, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers, directors and key employees. The Plan authorizes grants of options to purchase up to 10,000,000 shares of unissued common stock. The Board of Directors determines the terms of each option, including exercise price (within limits set forth in the plan), number of shares and the rate at which each option is exercisable. The options generally vest ratably over a period of four years from the date of grant.

  In 1998, the Company adopted the Directors' Stock Option Plan (the "Directors' Plan") pursuant to which stock options may be granted to non-employee members of the Company's Board of Directors. The Directors' Plan authorizes grants of options to purchase up to 275,000 shares of common stock.

  Option grants under the Directors' Plan are nondiscretionary and automatic. Non-employee directors serving on the Company's board of directors at the date of the adoption of the Directors' Plan were granted options to purchase 50,000 shares on the effective date of the plan. Subsequent non-employee directors are granted an option to purchase 15,000 shares on the date they become a director. After their initial grant, non-employee directors are granted an option to purchase 15,000 shares on January 1 of each year provided they have served on the board for at least six months. At June 30, 1999, there were options to purchase 75,000 shares available for grant under the Directors' Plan.

  At June 30, 1999, there were options to purchase 2,369,853 shares available for grant under both plans. The per share weighted-average fair value of stock options granted during each of the years ended June 30, 1997, 1998 and 1999 was $2.09, $2.60, and $5.17, respectively, on the date of grant as estimated using the minimum value option-pricing model with the following weighted-average assumptions in all years: expected dividend yield of 0.0%, an expected life of four years, and a risk-free interest rate of 6%.

  The Company applies APB Opinion No. 25 in accounting for stock options granted to employees and non-employee directors under its stock option plans. The Company recorded $2,269,000, $3,143,000 and $13,130,000 of deferred stock option compensation during each of the years ended June 30, 1997, 1998 and 1999, respectively, as a result of granting stock options with exercise prices below the estimated fair value per share of the Company's common stock at the date of grant. Deferred stock option compensation has been recorded as a component of stockholders' equity (deficit) and is being amortized as a charge to operations over the vesting period of the applicable options. Amortization of deferred stock option compensation of $659,000, $1,165,000 and $3,116,000 was recognized in the years ended June 30, 1997, 1998 and 1999, respectively.

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999


  Had the Company determined compensation cost based on the estimated fair value of stock options at the grant date in accordance with SFAS No. 123, the Company's net loss would have been increased or decreased, as applicable, to the pro forma amounts indicated below:

                                                     Year ended June 30,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
   Net loss:
     As reported.................................. $(6,635) $(9,291) $(26,405)
     Pro forma.................................... $(6,680) $(9,687) $(26,187)
   Basic and diluted net loss per share of common
    stock:
     As reported.................................. $ (2.19) $ (2.86) $  (6.87)
     Pro forma.................................... $ (2.21) $ (2.98) $  (6.82)

  Pro forma net loss reflects only stock options granted after June 30, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting periods of four years and compensation expense pertaining to stock options granted in prior periods is not considered.

  Stock option activity for both plans during the periods indicated is as follows:

                                                                        Weighted
                                                                        Average
                                                             Number of  Exercise
                                                              Shares     Price
                                                             ---------  --------
   Balance at June 30, 1996................................. 2,396,500   $0.11
       Granted.............................................. 1,716,883    0.24
       Exercised............................................   (62,500)   0.15
       Forfeited............................................  (454,883)   0.15
                                                             ---------
   Balance at June 30, 1997................................. 3,596,000    0.19
       Granted.............................................. 1,631,000    0.58
       Exercised............................................  (448,125)   0.12
       Forfeited............................................  (344,458)   0.22
                                                             ---------
   Balance at June 30, 1998................................. 4,434,417    0.46
       Granted.............................................. 2,638,500    2.88
       Exercised............................................  (745,257)   2.24
       Forfeited............................................  (195,666)   1.01
                                                             ---------
   Balance at June 30, 1999................................. 6,131,994    1.39
                                                             =========

  Options granted during the years ended June 30, 1997, 1998 and 1999 had an exercise price less than the estimated fair value of the Company's common stock on the date of grant; the weighted-average grant-date fair value of options granted during those periods was $1.37, $2.10 and $7.89, respectively.

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999


   The following presents certain information about outstanding stock options at June 30, 1999:

                                   Options Outstanding       Options Exercisable
                             ------------------------------- ---------------------
                                                  Weighted               Weighted
                                                   average                Average
                               Number   Exercise contractual Number of   Exercise
   Range of exercise price   of options  price      life      Options      Price
   -----------------------   ---------- -------- ----------- ----------- ---------
   $0.05-0.25..............  2,216,535   $0.19    6.7 years    1,648,075  $  0.18
   $0.50-0.60..............  1,501,459   $0.58    8.7 years      469,529  $  0.58
   $1.50-2.50..............  2,324,000   $2.22    9.5 years          --       --
   $7.50-10.50.............     90,000   $8.00    9.8 years          --       --

  At June 30, 1997, 1998 and 1999, the number of options exercisable was 1,224,042, 1,625,531 and 2,117,604, respectively, and the weighted-average exercise price of those options was $0.15, $0.21 and $0.33, respectively.

  In May 1999, the Company effected the issuance of 150,000 shares of common stock to a board member-elect, in exchange for a $1,575,000, 6% demand note. The demand note was repaid with interest in July 1999.

(9)Research and Development Arrangements

  In October 1997, the Company entered into a development and license agreement with a customer who owns preferred stock of the Company. The agreement obligated the Company to develop a product that meets mutually agreed upon specifications in exchange for $850,000. The Company has fulfilled its development obligations and the proceeds under the arrangement were offset against research and development expense during the year ended June 30, 1998.

  In November 1997, the Company entered into a development and marketing agreement with a customer. The agreement obligated the Company to develop a product in accordance with certain specifications and to provide 114,068 shares of the Company's common stock for an aggregate purchase price of $300,000. The common stock issuance was recorded at estimated fair value of $300,000. The Company has fulfilled its development obligations.

(10)Lease Commitments

  The Company has operating lease agreements relating to certain facilities and equipment which expire at various dates. Rent expense on operating leases for the years ended June 30, 1997, 1998, and 1999 was $367,308, $380,794 and $547,774, respectively. The Company entered into several agreements for the sale and leaseback of certain equipment. The leases were classified as capital leases and expired during the year ended June 30, 1999. Future minimum lease payments under noncancelable operating leases as of June 30, 1999 are:

                                                                       Operating
                                                                        Leases
                                                                       ---------
     Years ended June 30:
       2000........................................................... $417,097
       2001...........................................................  329,765
       2002...........................................................  124,327
       2003...........................................................   35,955
       2004...........................................................    5,993
                                                                       --------
         Total minimum lease payments................................. $913,137
                                                                       ========

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999


  In connection with certain capital lease transactions, the Company issued warrants to purchase (a) 96,000 shares of Series A preferred stock at $0.50 per share expiring on the earlier of December 16, 2003 or the fifth annual anniversary of the consummation of the Company's initial public offering of its common stock, if certain offering parameters are met, and (b) 37,500 shares of its Series C preferred stock at $1.20 per share expiring on the later of March 13, 2005 or five years from the effective date of the Company's initial public offering.

(11)Income Taxes

  The Company has not recognized any tax benefits for its net operating loss carryforwards.

  Net deferred tax assets as of June 30, 1998 and 1999 are as follows (in thousands):

                                                               1998      1999
                                                              -------  --------
     Deferred tax assets:
       Operating loss carryforwards.......................... $ 8,943  $ 17,275
       Receivables and inventory reserves....................      59       136
       Accrued liabilities...................................      87       233
                                                              -------  --------
         Deferred tax assets.................................   9,089    17,644
         Valuation allowance.................................  (8,892)  (17,444)
                                                              -------  --------
                                                                  197       200
     Deferred tax liability -- furniture and equipment.......    (197)     (200)
                                                              -------  --------
         Net deferred tax assets............................. $   --   $    --
                                                              =======  ========

  The net change in the valuation allowance for the years ended June 30, 1998 and 1999 was $3,073,000 and $8,133,000 respectively.

  As of June 30, 1999, the Company has net operating loss carryforwards of approximately $48,000,000 which begin to expire in 2008. The Company believes that as a result of the Company's initial public offering in July 1999, and the resulting conversion of outstanding redeemable preferred stock into common stock, the Company has undergone an ownership change within the meaning of section 382 of the Internal Revenue Code (IRC). As a result, the Company's ability to utilize its operating loss carryforwards incurred prior to the ownership change are limited on an annual basis to an amount equal to the value of the Company, as defined by the IRC, as of the date of change of ownership, multiplied by the long-term tax-exempt rate of 4.98%.

(12)Segment Information and Concentration of Credit Risk

  The Company operates in one reportable segment as it has one family of DSL products and markets its products to network equipment vendors and DSL service providers. In fiscal years 1997 and 1998, the Company also developed and marketed asynchronous transfer mode ("ATM") network products which are no longer actively marketed by the Company. For management purposes, the Company does not disaggregate financial information by product or geographically, other than export sales by region and sales by product. Substantially all of the Company's assets are located within the United States. The Company does not account for, and does not report to management, its assets or capital expenditures by revenue source. All of the Company's products are produced in the United States. The Company grants credit to customers located in several geographical regions in North America, Europe and the Pacific Rim.

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999


  The following represents sales to customers in each of those geographical regions as a percentage of total revenues, and revenues and gross margins by product line for the years ended June 30, 1997, 1998 and 1999:

     Geographic Region                                 1997    1998    1999
     -----------------                                ------  ------  -------
     United States...................................     65%     48%      59%
     Europe..........................................     25%     40%      12%
     Pacific Rim.....................................     10%     12%      29%

     Product line (in thousands)                       1997    1998    1999
     ---------------------------                      ------  ------  -------
     DSL revenues.................................... $  --   $   84  $12,915
     DSL gross margin................................ $  --   $  (19) $  (462)
     ATM LAN revenues................................ $4,122  $3,286  $ 1,913
     ATM LAN gross margin............................ $1,736  $1,229  $   946

  For the year ended June 30, 1997, revenues from an individual customer amounted to 38% of total revenue. For the year ended June 30, 1998, revenues from individual customers amounted to 20% and 13% of total revenues. For the year ended June 30, 1999, revenues from individual customers amounted to 30% and 18% of total revenues, and accounts receivable related to these customers at June 30, 1999 was approximately $2,875,000 and $2,600,000, respectively. The Company performs ongoing evaluations of its customers' financial conditions and generally does not require collateral.

(13)Subsequent Event

  On July 15, 1999, the Company completed the initial public offering of its common stock. The Company issued 4,600,000 shares of common stock in exchange for gross proceeds of $69,000,000, net of underwriters' discount of $4,830,000. Upon the completion of the initial public offering, the Company's subordinated promissory notes converted into 3,082,191 shares of Series H redeemable convertible preferred stock, the convertible promissory note plus accrued interest converted into 497,663 shares of Series I redeemable convertible preferred stock, and all outstanding redeemable convertible preferred stock converted into 28,300,067 shares of common stock.

  On July 20, 1999, the Company adopted a new stock option plan (the "Stock Plan") and an employee stock purchase plan. The Stock Plan provides for the granting of stock options and stock purchase rights to employees and consultants. A total of 3,500,000 shares of common stock has been reserved for issuance plus annual increases equal to the lesser of:

  .  1,000,000 shares;

  .  3% of the outstanding shares on such a date; or

  . a lesser amount determined by the board on the first day of each fiscal year.

  The Stock Plan may be administered by the board of directors or a committee of the board. The board or a committee of the board will have the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the vesting provisions, the exercisability thereof and the form of consideration payable upon such exercise.

  The Stock Plan provides that in the event of a merger of the Company with or into another corporation, or the sale of substantially all of its assets, each outstanding option or stock purchase right will be assumed

                            EFFICIENT NETWORKS, INC.

                          June 30, 1997, 1998 and 1999

  or substituted for by the successor corporation. In addition, if the options are not substituted for in the merger, each outstanding option will vest and become exercisable as to all unvested shares and each stock purchase right shall lapse as to all the shares for a period of 15 days after receipt of notice from the Company.

  On July 20, 1999, the Company also adopted an Employee Stock Purchase Plan ("the Purchase Plan"). A total of 200,000 shares of common stock has been reserved for issuance under the purchase plan, plus annual increases equal to the lesser of:

  .  100,000 shares;

  .  1% of the outstanding shares on such a date; or

  . a lesser amount determined by the board on the first day of each fiscal year.

  The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, contains successive six-month offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commenced on the first trading day after the effective date of the Company's initial public offering and ends on the last trading day on or before October 31.

  Employees are eligible to participate if they are employed by the Company or any of its participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. However, the following employees may not purchase stock under the Purchase Plan:

  . any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of capital stock; or

  . any employee whose rights to purchase stock under any of the employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

  Participants may purchase common stock through deductions of up to 10% of the participant's compensation. The maximum number of shares a participant may purchase during a single offering period is 500 shares.

  Amounts deducted and accumulated by the participant will be used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period and at the end of each offering period.

  The Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of its assets, outstanding options may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set, which will occur before the proposed sale or merger.

  The Purchase Plan will terminate in 2009. The board of directors has the authority to amend or terminate the Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock.

                            EFFICIENT NETWORKS, INC.

                     Condensed Consolidated Balance Sheets

                September 30, 1999 (Unaudited) and June 30, 1999

                       (In thousands, except share data)

                                                         September 30, June 30,
                                                             1999        1999
                                                         ------------- --------
                                                          (unaudited)
                         Assets
Current assets:
  Cash and cash equivalents.............................   $ 47,456    $ 3,604
  Short-term investments................................      8,663        --
  Accounts receivable, net of allowance for doubtful
   accounts of $165 and $120 at September 30, 1999 and
   June 30, 1999, respectively..........................     13,852     10,316
  Other receivables.....................................      7,110      2,018
  Inventories...........................................      7,326      5,472
  Other assets..........................................      1,051        241
                                                           --------    -------
    Total current assets................................     85,458     21,651
Furniture and equipment, net............................      3,187      2,285
Other assets, net.......................................         35         29
                                                           --------    -------
                                                           $ 88,680    $23,965
                                                           ========    =======
          Liabilities, Redeemable Convertible
   Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable......................................   $ 11,184    $ 6,122
  Accrued liabilities...................................      2,782      2,208
  Deferred revenue......................................      2,441        736
                                                           --------    -------
    Total current liabilities...........................     16,407      9,066
Long-term debt, net of discount.........................        --      13,396
Other liabilities.......................................         21         22
                                                           --------    -------
    Total liabilities...................................     16,428     22,484
                                                           --------    -------
Redeemable convertible preferred stock..................        --      40,495
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock, par value $.001 per share, 100,000,000
   shares authorized; 37,482,465 and 4,362,221 shares
   issued and outstanding at September 30, 1999 and June
   30, 1999, respectively...............................         37          4
  Additional paid-in capital............................    150,320     29,777
  Deferred stock option compensation....................    (16,162)   (14,606)
  Accumulated deficit...................................    (61,943)   (54,189)
                                                           --------    -------
    Total stockholders' equity (deficit)................     72,252    (39,014)
                                                           --------    -------
                                                           $ 88,680    $23,965
                                                           ========    =======

See accompanying notes to unaudited condensed consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

                Condensed Consolidated Statements of Operations

                 Three Months Ended September 30, 1999 and 1998

                                  (Unaudited)

                     (In thousands, except per share data)

                                                          Three Months Ended
                                                             September 30,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
Net revenues............................................. $  12,171  $   1,174
Cost of revenues.........................................    11,706        863
                                                          ---------  ---------
    Gross profit.........................................       465        311
                                                          ---------  ---------
Operating expenses:
  Sales and marketing....................................     2,652      1,168
  Research and development...............................     3,053      1,826
  General and administrative.............................     1,048        339
  Stock option compensation..............................     1,389        433
                                                          ---------  ---------
    Total operating expenses.............................     8,142      3,766
                                                          ---------  ---------
    Loss from operations.................................    (7,677)    (3,455)
Interest income..........................................       597         87
Interest expense and other, net..........................      (674)        (7)
                                                          ---------  ---------
    Net loss............................................. $  (7,754) $  (3,375)
                                                          =========  =========
    Basic and diluted net loss per share of common
     stock............................................... $   (0.25) $   (0.93)
                                                          =========  =========
    Weighted-average shares of common stock outstanding..    30,496      3,713
                                                          =========  =========


   See accompanying notes to unaudited condensed consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

                Condensed Consolidated Statements of Cash Flows

                 Three Months Ended September 30, 1999 and 1998

                                  (Unaudited)

                                 (In thousands)

                                                          Three Months Ended
                                                             September 30,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
Cash flows from operating activities:
 Net loss................................................ $  (7,754) $  (3,375)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization..........................       240        179
  Amortization of deferred stock option compensation.....     1,389        433
  Accretion of discount on subordinated promissory
   notes.................................................       604        --
 Changes in operating assets and liabilities:
  Accounts receivable....................................    (3,536)      (191)
  Other receivables......................................    (5,092)       --
  Inventories............................................    (1,854)       (62)
  Other assets and liabilities...........................      (817)       220
  Accounts payable and accrued liabilities...............     5,658        125
  Deferred revenue.......................................     1,705        --
                                                          ---------  ---------
 Net cash used in operating activities...................    (9,457)    (2,671)
                                                          ---------  ---------
Cash flows from investing activities:
 Purchase of fixed assets................................    (1,142)      (596)
 Purchase of investments.................................    (8,663)       --
                                                          ---------  ---------
  Net cash used for investing activities.................    (9,805)      (596)
                                                          ---------  ---------
Cash flows from financing activities:
 Principal payments on capital lease obligations.........       --         (11)
 Proceeds from issuance of common stock, net.............    63,114         14
                                                          ---------  ---------
    Net cash provided by financing activities............    63,114          3
                                                          ---------  ---------
Increase in cash and cash equivalents....................    43,852     (3,264)
Cash and cash equivalents at beginning of period.........     3,604      7,607
                                                          ---------  ---------
Cash and cash equivalents at end of period............... $  47,456  $   4,343
                                                          =========  =========

   See accompanying notes to unaudited condensed consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

         Notes to Unaudited Condensed Consolidated Financial Statements

                     Three Months Ended September 30, 1999

(1)Basis of Presentation

  The accompanying unaudited financial data as of and for the quarters ended September 30, 1999 and 1998 have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows as of and for the three months ended September 30, 1999 have been made. The results of operations for the quarter ended September 30, 1999 are not necessarily indicative of the operating results for the full year.

(2)Completion of Initial Public Offering

  On July 15, 1999, the Company completed its initial public offering. The Company issued 4.6 million shares of its common stock (the "Common Stock") in exchange for gross proceeds of approximately $69 million, before underwriters' discount of $4.8 million and other related expenses of $1.1 million. Upon the completion of the initial public offering, the Company's subordinated promissory notes converted into 3.1 million shares of Series H redeemable convertible preferred stock, the convertible promissory note plus accrued interest converted into .5 million shares of Series I redeemable convertible preferred stock, and all outstanding redeemable convertible preferred stock converted into 28.3 million shares of Common Stock.

(3)Earnings Per Share

  Basic and diluted earnings (loss) per share has been computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing income or loss by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per share is determined in the same manners as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's redeemable convertible preferred stock ("Preferred Stock"). The diluted earnings per share amount is the same as basic earnings per share because the Company had a net loss in each of the periods presented and the impact of the assumed exercise of the stock options and warrants and the assumed Preferred Stock conversion is antidilutive. Common Stock equivalents of 7.0 million and 27.7 million shares for the three months ended September 30, 1999 and 1998, respectively, were excluded from the calculation of diluted earnings per share because of the anti-dilutive effect.

  All oustanding Preferred Stock converted into Common Stock upon the completion of the Company's initial public offering.

                            EFFICIENT NETWORKS, INC.

                     Three Months Ended September 30, 1999


  The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share amounts):

                                                          Three Months Ended
                                                             September 30,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
   Net loss.............................................  $  (7,754) $  (3,375)
   Accretion of issuance costs on redeemable convertible
    preferred stock.....................................        --         (88)
                                                          ---------  ---------
   Net loss available to common stockholders............  $  (7,754) $  (3,463)
                                                          =========  =========
   Weighted average shares outstanding..................     30,496      3,713
                                                          =========  =========
   Basic and diluted net loss per share.................  $   (0.25) $   (0.93)
                                                          =========  =========

(4)Inventories

  Inventories consisted of the following (in thousands):

                                                          September 30, June 30,
                                                              1999        1999
                                                          ------------- --------
   Raw materials.........................................    $1,844      $2,265
   Finished goods........................................     5,482       3,207
                                                             ------      ------
   Total.................................................    $7,326      $5,472
                                                             ======      ======

(5)Accrued Liabilities

  Accrued liabilities consisted of the following (in thousands):

                                                          September 30, June 30,
                                                              1999        1999
                                                          ------------- --------
   Accrued compensation and benefits.....................    $1,041      $1,102
   Other.................................................     1,741       1,106
                                                             ------      ------
   Total.................................................    $2,782      $2,208
                                                             ======      ======

(6)Deferred revenue

  Deferred revenue of $2.4 million at September 30, 1999 primarily related to shipments of product to customers where title and risk of ownership passed to the customer, but revenue recognition was deferred for accounting purposes due to certain stock balancing and right of return privileges granted to the customer. The corresponding receivable of $2.4 million was included in the accounts receivable balance at September 30, 1999.

(7)Long-term debt

  In January 1999, the Company issued subordinated promissory notes with detachable warrants in exchange for $7.0 million in cash. On April 8, 1999, the Company issued a subordinated promissory note with a detachable warrant in exchange for $2.0 million in cash. The notes bore interest at 10% per annum with interest payable quarterly. The subordinated promissory notes were issued with detachable warrants to

                            EFFICIENT NETWORKS, INC.

                     Three Months Ended September 30, 1999

  purchase an aggregate of 3.1 million shares of the Company's Series H redeemable convertible preferred stock at an exercise price of $2.92 per share. The holders of the subordinated promissory notes had entered into a note repayment and warrant exercise agreement with the Company which stipulated that immediately prior to the closing of an initial public offering, the aggregate $9.0 million principal amount of the notes would be applied toward the aggregate exercise price of the detachable warrants. Accordingly, immediately prior to the closing of the Company's initial public offering on July 15, 1999, the warrants were exercised to purchase the Company's Series H redeemable convertible preferred stock, which shares of preferred stock automatically converted into shares of Common Stock upon completion of the initial public offering.

  On June 28, 1999, the Company issued a convertible promissory note in exchange for $5.0 million in cash. The note bore interest at 8.0% per annum. In accordance with the conversion feature of the note, immediately prior to the closing of the Company's initial public offering, the note automatically converted into .5 million shares of Series I preferred stock at a conversion price $10.09 per share, and such shares of preferred stock automatically converted into shares of Common Stock upon completion of the initial public offering.

(8)Statements of Cash Flows

  The Company paid cash interest of $.4 million and $0 during the three months ended September 30, 1999 and 1998, respectively. No income taxes were paid during the three months ended September 30, 1999 and 1998. Non-cash financing transactions included the exchange of promissory notes of $13.4 million and related accrued interest for $14.0 million of redeemable convertible preferred stock, and the exchange of redeemable convertible preferred stock of $54.5 million for 28.3 million shares of common stock during the three months ended September 30, 1999. No non-cash financing transactions occurred during the three months ended September 30, 1998.

(9)Subsequent Event

  On November 21, 1999 the Company entered into an agreement with Cabletron Systems, Inc. ("Cabletron") to acquire its wholly-owned subsidiary FlowPoint Corporation from Cabletron. The Company agreed to issue 7.2 million shares of common stock and 6,300 shares of Series A non-voting convertible preferred stock ("the Series A Preferred") as consideration in the transaction. The Series A preferred is convertible into an aggregate of
  6.3 million shares of common stock. The acquisition was completed on December 17, 1999, and is being accounted for under the purchase method of accounting.

                          Independent Auditors' Report

The Board of Directors
Cabletron Systems, Inc.:

   We have audited the accompanying balance sheets of FlowPoint Corporation (the "Company") as of February 28, 1999, August 31, 1998, and March 31, 1998 and the related statements of operations, cash flows, and stockholder's equity for the six months ended February 28, 1999, five months ended August 31, 1998, and the years ended March 31, 1998 and 1997 (as defined in note 2a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 28, 1999, August 31, 1998, and March 31, 1998 and the results of its operations and its cash flows for the six months ended February 28, 1999, five months ended August 31, 1998, and the years ended March 31, 1998 and 1997, in conformity with generally accepted accounting principles.

   As discussed in Note 2(a) to the financial statements, the Company was acquired by Cabletron Systems, Inc. as of September 1, 1998 in a business combination accounted for as a purchase. As a result of the application of purchase accounting, the financial statements of the Company for the six months ended February 28, 1999 are presented on a different cost basis than those for periods prior to September 1, 1998, and accordingly, are not directly comparable.

                                    KPMG LLP

Boston, Massachusetts
November 15, 1999

                             FLOWPOINT CORPORATION

                                 Balance Sheets

                                                                             Successor (Note 2(a))      Predecessor (Note 2(a))
                                                                           ---------------------------  ------------------------
                                                                           September 30,  February 28,  August 31,    March 31,
                                                                               1999           1999         1998         1998
                                  Assets                                   -------------  ------------  ------------ -----------
                                                                            (Unaudited)
Current assets:
 Cash and cash equivalents................................................ $    302,381     1,202,150       457,153    2,566,498
 Accounts receivables, net of allowances of $240,788, $136,265, $86,114,
  and $58,298 respectively................................................    3,484,467     1,589,130       592,330      528,599
 Related party receivable (note 12).......................................          --            --        575,491      162,428
 Inventories..............................................................    3,172,188     1,577,191     1,325,110      773,859
 Prepaid expenses.........................................................      243,247       154,805        93,102       80,182
 Deferred income taxes....................................................      138,734       332,597           --           --
                                                                           ------------   -----------   -----------  -----------
  Total current assets....................................................    7,341,017     4,855,873     3,043,186    4,111,566
                                                                           ------------   -----------   -----------  -----------
Property, plant and equipment.............................................      416,224       197,966       402,908      364,903
Accumulated depreciation..................................................     (137,882)      (62,831)     (250,004)    (195,853)
                                                                           ------------   -----------   -----------  -----------
                                                                                278,342       135,135       152,904      169,050
                                                                           ------------   -----------   -----------  -----------
Intangible assets, net....................................................   12,282,489    13,203,507           --           --
Deferred income taxes.....................................................        8,329         6,810           --           --
Deposits..................................................................          --         15,147        13,311       15,090
                                                                           ------------   -----------   -----------  -----------
  Total assets............................................................ $ 19,910,177    18,216,472     3,209,401    4,295,706
                                                                           ============   ===========   ===========  ===========
              Liabilities and Stockholder's Equity (Deficit)
Current liabilities:
 Accounts payable......................................................... $  3,763,984     1,786,727     1,118,634      646,167
 Accrued expenses.........................................................      804,427       418,565       488,066      376,295
 Related party payable (note 12)..........................................    2,111,073     3,603,329           --           --
 Current portion of related party notes payable...........................          --            --      2,307,776    2,307,776
 Current portion of obligations under capital leases......................       22,718        39,616        51,186       53,164
                                                                           ------------   -----------   -----------  -----------
  Total current liabilities...............................................    6,702,202     5,848,237     3,965,662    3,383,402
 Non-current portion of obligations under capital leases..................        3,409        11,988        26,264       31,782
 Non-current portion of related party notes payable.......................          --            --        103,224      110,374
                                                                           ------------   -----------   -----------  -----------
  Total liabilities.......................................................    6,705,611     5,860,225     4,095,150    3,525,558
Stockholder's Equity (Deficit)
 Preferred stock (notes 3 and 13):
 Series A, no par value. Authorized, issued and outstanding 400,000
  shares at August 31, 1998 and March 31, 1998............................          --            --        200,000      200,000
 Series B, no par value. Authorized, issued and outstanding 360,000
  shares at August 31, 1998 and March 31, 1998............................          --            --        367,500      367,500
 Series C, no par value. Authorized 1,200,000 shares; issued and
  outstanding 1,167,667 shares at August 31, 1998 and March 31, 1998......          --            --      2,800,000    2,800,000
 Series D, no par value. Authorized 1,000,000 shares; issued and
  outstanding 700,000 shares at August 31, 1998 and March 31, 1998........          --            --      1,995,000    1,995,000
                                                                           ------------   -----------   -----------  -----------
                                                                                    --            --      5,362,500    5,362,500
 Common stock, $.01 par value. Authorized, issued and outstanding, 10,000 shares at September 30, 1999 and February 28, 1999. Common Stock, no par
  value. Authorized 6,000,000 shares; issued and outstanding 1,730,430 and
  1,721,000 shares at August 31, 1998 and March 31, 1998, respectively....          100           100        70,619       68,162
 Additional paid-in-capital...............................................   25,383,308    25,383,308           --           --
 Accumulated deficit......................................................  (12,178,842)  (13,027,161)   (6,318,868)  (4,660,514)
                                                                           ------------   -----------   -----------  -----------
  Total stockholder's equity (deficit)....................................   13,204,566    12,356,247      (885,749)     770,148
                                                                           ------------   -----------   -----------  -----------
  Total liabilities and stockholder's equity (deficit).................... $ 19,910,177    18,216,472     3,209,401    4,295,706
--------------------------------------------------
                                                                           ============   ===========   ===========  ===========

See accompanying notes to financial statements

                             FLOWPOINT CORPORATION

                            Statements of Operations

                                                                Successor (Note 2(a))         Predecessor (Note 2(a))
                                                              --------------------------  ----------------------------------
                                                                  Seven         Six          Five
                                                                 months        months       months         Years ended
                                                                  ended        ended        ended           March 31,
                                                              September 30, February 28,  August 31,  ----------------------
                                                                  1999          1999         1998        1998        1997
                                                              ------------- ------------  ----------  ----------  ----------
                                                               (Unaudited)
Trade sales..................................................  $14,844,576    3,968,625      940,918   2,138,310     362,331
Related party sales (notes 3 and 10).........................    5,139,911      809,586      808,555   1,538,859   3,128,202
                                                               -----------  -----------   ----------  ----------  ----------
  Net sales..................................................   19,984,487    4,778,211    1,749,473   3,677,169   3,490,533
Cost of sales................................................   13,147,058    3,251,208    1,660,765   2,994,542   2,901,194
                                                               -----------  -----------   ----------  ----------  ----------
    Gross profit.............................................    6,837,429    1,527,003       88,708     682,627     589,339
Operating expenses:
  Selling, general and administrative........................    3,027,613    1,559,825    1,323,017   1,704,221   1,103,487
  Research and engineering...................................    1,218,122      660,727      419,591   1,049,983     984,985
  Amortization of intangibles................................      850,948      727,304          --          --          --
  In process research and development charge (note 3)........          --    11,953,093          --          --          --
                                                               -----------  -----------   ----------  ----------  ----------
    Income (loss) from operations............................    1,740,746  (13,373,946)  (1,653,900) (2,071,577) (1,499,133)
                                                               -----------  -----------   ----------  ----------  ----------
Interest (income) expense, net...............................        8,521       (8,178)       4,454       1,542       2,047
                                                               -----------  -----------   ----------  ----------  ----------
    Income (loss) before income taxes........................    1,732,225  (13,365,768)  (1,658,354) (2,073,119) (1,501,180)
Income tax expense (benefit).................................      883,906     (338,607)         --          --          800
                                                               -----------  -----------   ----------  ----------  ----------
    Net income (loss)........................................  $   848,319  (13,027,161)  (1,658,354) (2,073,119) (1,501,980)
--------------------------------------------------
                                                               ===========  ===========   ==========  ==========  ==========


See accompanying notes to financial statements

                             FLOWPOINT CORPORATION

                            Statements of Cash Flows

                                                                Successor (Note 2(a))         Predecessor (Note 2(a))
                                                              --------------------------  ----------------------------------
                                                                  Seven         Six          Five
                                                                 months        months       months         Years ended
                                                                  ended        ended        ended           March 31,
                                                              September 30, February 28,  August 31,  ----------------------
                                                                  1999          1999         1998        1998        1997
                                                              ------------- ------------  ----------  ----------  ----------
                                                               (Unaudited)
Cash flows from operating activities:
  Net income (loss)..........................................  $   848,319  (13,027,161)  (1,658,354) (2,073,119) (1,501,980)
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
  Depreciation...............................................       75,051       62,831       54,151     112,978      76,231
  Amortization of intangibles................................      850,948      727,304           --          --          --
  Purchased research and development from acquisition........           --   11,953,093           --          --          --
  Deferred income taxes......................................      192,344     (339,407)          --          --          --
  Accounts receivable........................................   (1,895,337)    (321,309)     (63,731)   (497,074)     57,475
  Related party receivable...................................           --           --     (413,063)    759,731    (914,631)
  Inventories................................................   (1,594,997)     (52,081)    (551,251)   (141,747)   (420,474)
  Prepaid expenses...........................................      (88,442)     (61,703)     (12,920)    (36,106)    (38,095)
  Deposits...................................................       15,147       (1,836)       1,779      (4,119)     (6,724)
  Accounts payable...........................................    1,977,357      667,993      472,467     307,343     210,422
  Accrued expenses...........................................      385,862      (69,501)     126,557      31,646     287,753
                                                               -----------  -----------   ----------  ----------  ----------
    Net cash provided by (used in) operating activities......      766,252     (461,777)  (2,044,365) (1,540,467) (2,250,023)
                                                               -----------  -----------   ----------  ----------  ----------
Cash flows from investing activity:
  Capital expenditures.......................................     (218,258)     (45,062)     (38,005)    (80,336)   (169,365)
                                                               -----------  -----------   ----------  ----------  ----------
    Net cash used in investing activity......................     (218,258)     (45,062)     (38,005)    (80,336)   (169,365)
                                                               -----------  -----------   ----------  ----------  ----------
Cash flows from financing activities:
  Proceeds from issuance of related party note payable.......           --           --           --   2,225,000          --
  Payments on related party note payable.....................           --     (186,000)      (7,150)    (16,250)    (22,625)
  Payments on capital leases.................................      (25,285)     (25,846)     (22,282)    (36,809)    (13,133)
  Proceeds from issuance of common stock.....................           --          100        2,457       6,538       2,063
  Proceeds from issuance of preferred stock..................           --           --           --     997,500   2,555,000
  Related party payable......................................   (1,422,478)   1,463,582           --          --          --
                                                               -----------  -----------   ----------  ----------  ----------
    Net cash provided by (used in) financing.................   (1,447,763)   1,251,836      (26,975)  3,175,979   2,521,305
                                                               -----------  -----------   ----------  ----------  ----------
Net increase (decrease) increase in cash.....................     (899,769)     744,997   (2,109,345)  1,555,176     101,917
Cash and cash equivalents, beginning of period...............    1,202,150      457,153    2,566,498   1,011,322     909,405
                                                               -----------  -----------   ----------  ----------  ----------
Cash and cash equivalents, end of period.....................  $   302,381    1,202,150      457,153   2,566,498   1,011,322
                                                               ===========  ===========   ==========  ==========  ==========
Cash paid for interest.......................................  $        --           --           --      10,910      21,531
--------------------------------------------------
                                                               ===========  ===========   ==========  ==========  ==========

See accompanying notes to financial statements.

                             FLOWPOINT CORPORATION

                       Statements of Stockholder's Equity

                                                                                                                Total
                          Preferred  Preferred  Preferred   Preferred               Additional              stockholder's
                            Stock      Stock      Stock       Stock       Common     paid-in   Accumulated     equity
                          Series A   Series B    Series C    Series D     Stock      capital     deficit      (deficit)
                          ---------  ---------  ----------  ----------  ----------  ---------- -----------  -------------
Balances at March 31,
 1996...................  $ 200,000   310,000    1,300,000          --      59,561          --  (1,085,415)      784,146
 Net loss...............         --        --           --          --          --          --  (1,501,980)   (1,501,980)
 Issuance of Preferred
  Stock Series B........         --    57,500           --          --          --          --          --        57,500
 Issuance of Preferred
  Stock Series C........         --        --    1,500,000          --          --          --          --     1,500,000
 Issuance of Preferred
  Stock Series D........         --        --           --     997,500          --          --          --       997,500
 Issuance of Common
  Stock.................         --        --           --          --       2,063          --          --         2,063
                          ---------  --------   ----------  ----------  ----------  ---------- -----------   -----------
Balances at March 31,
 1997...................  $ 200,000   367,500    2,800,000     997,500      61,624          --  (2,587,395)    1,839,229
 Net loss...............         --        --           --          --          --          --  (2,073,119)   (2,073,119)
 Issuance of Preferred
  Stock Series D........         --        --           --     997,500          --          --          --       997,500
 Issuance of Common
  Stock.................         --        --           --          --       6,538          --          --         6,538
                          ---------  --------   ----------  ----------  ----------  ---------- -----------   -----------
Balances at March 31,
 1998...................  $ 200,000   367,500    2,800,000   1,995,000      68,162          --  (4,660,514)      770,148
 Net loss...............         --        --           --          --          --          --  (1,658,354)   (1,658,354)
 Issuance of Common
  Stock.................         --        --           --          --       2,457          --          --         2,457
                          ---------  --------   ----------  ----------  ----------  ---------- -----------   -----------
Balances at August 31,
 1998...................  $ 200,000   367,500    2,800,000   1,995,000      70,619          --  (6,318,868)     (885,749)
 Conversion of preferred
  stock to common
  stock.................   (200,000) (367,500)  (2,800,000) (1,995,000)  5,362,500          --          --            --
                          ---------  --------   ----------  ----------  ----------  ---------- -----------   -----------
                                 --        --           --          --   5,433,119          --  (6,318,868)     (885,749)
 Cabletron acquisition
  (notes 2(a) and 3)....         --        --           --          --  (5,433,119)         --   6,318,868       885,749
 Cabletron acquisition
  (notes 2(a) and 3)....         --        --           --          --          --  25,383,308          --    25,383,308
 Issuance of Common
  Stock.................         --        --           --          --         100          --          --           100
                          ---------  --------   ----------  ----------  ----------  ---------- -----------   -----------
Balances at September 1,
 1998...................  $      --        --           --          --         100  25,383,308          --    25,383,408
 Net loss...............         --        --           --          --          --          -- (13,027,161)  (13,027,161)
                          ---------  --------   ----------  ----------  ----------  ---------- -----------   -----------
Balances at February 28,
 1999...................  $      --        --           --          --         100  25,383,308 (13,027,161)   12,356,247
 Net income
  (unaudited)...........         --        --           --          --          --          --     848,319       848,319
                          ---------  --------   ----------  ----------  ----------  ---------- -----------   -----------
Balances at
 September 30, 1999
 (unaudited)............  $      --        --           --          --         100  25,383,308 (12,178,842)   13,204,566
                          =========  ========   ==========  ==========  ==========  ========== ===========   ===========

See accompanying notes to financial statements.

                             FLOWPOINT CORPORATION

                         Notes to Financial Statements

    (Information as of and for the seven months ended September 30, 1999 is unaudited)

(1) Business Operations

  FlowPoint Corporation, (the "Company"), develops, manufactures, markets, designs, installs and supports a complete line of broadband remote access, high-speed corporate and internet access modems and routers primarily utilizing digital subscriber line ("DSL") technologies.

(2) Summary of Significant Accounting Policies

  (a) Basis of Presentation

    The financial statements of the Company are derived from its historic books and records through August 31, 1998. As a result of the acquisition of the Company by Cabletron Systems, Inc. ("Cabletron") effective as of September 1, 1998, the financial statements of the Company after the acquisition date are derived from the historic books and records of Cabletron and reflect the "pushdown" of Cabletron's basis in the assets acquired and liabilities assumed.

    As a result of the acquisition by Cabletron and the application of purchase accounting, financial information in the accompanying financial statements and notes thereto as of and for the six months ended February 28, 1999 (the "Successor Period") are presented on a different cost basis than the financial information as of August 31, 1998 and March 31, 1998 and for the five months ended August 31, 1998 and the years ended March 31, 1998 and 1997 (the "Predecessor Period"), and therefore, such information is not comparable.

    The statement of operations includes all revenues and costs directly attributable to the Company including charges for shared facilities, functions and services used by the Company and provided by Cabletron. Certain costs and expenses have been allocated based upon management's estimates of the cost of services provided to the Company by Cabletron. Such costs include sales support, customer service and technical support, and general and administrative expenses (see note 12). Such allocations and charges are based on a percentage of total costs for the services provided based on factors such as headcount or revenues. Management believes that these allocations are based on assumptions that are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the cost and expenses which would have resulted if the Company had been operated as a separate entity.

    The Company has historically incurred recurring losses from operations. Cabletron has committed to provide the funds required for the conduct of the Company's operations up to the date on which it ceases to be the controlling shareholder.

  (b) Change in fiscal year

    Prior to its acquisition by Cabletron, the Company's fiscal year end was March 31. Upon the acquisition the Company adopted Cabletron's February 28 fiscal year end.

  (c) Inventories

    Inventories are stated at the lower of cost or market. Costs are determined principally by use of the average-cost method, which approximates the first-in, first-out (FIFO) method.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


  (d) Property, Plant and Equipment

    Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized.

  (e) Intangible Assets

    Intangible assets consist of goodwill and developed technology resulting from the "pushdown" of the fair market value of the intangible assets attributable to the Company as recorded on Cabletron's books as part of Cabletron's acquisition of the Company. Amortization of these intangible assets is provided on a straight-line basis over the respective useful lives which range from five to ten years. Purchased in-process research and development without alternative future use is expensed when acquired. The carrying amount of intangible assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of possible impairment is based primarily on an evaluation of undiscounted projected cash flows through the remaining amortization period.

  (f) Income Taxes

    The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

    As a result of its acquisition by Cabletron, the Company is included in the consolidated federal income tax return of Cabletron. Income taxes in the Company's financial statements subsequent to the acquisition have been determined on a separate-return basis.

  (g) Advertising Costs

    Advertising costs of $17,594, $105,547, $308,061, $297,360 and $67,134 were expensed as incurred during the seven months ended September 30, 1999, the six months ended February 28, 1999, the five months ended August 31, 1998 and the years ended March 31, 1998 and 1997, respectively. No assets were recorded related to advertising costs at the respective balance sheet dates.

  (h) Statements of Cash Flows

    Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of three months or less.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


  (i) Revenue Recognition

    The vast majority of the Company's revenues are related to hardware based routers with revenue recognized based upon shipment of the products. The Company accrues for estimated warranty costs related to product shipments based on historical experience. The Company generates an insignificant portion of its revenues from software products and records such revenue in accordance with (SOP) 97-2, "Software Revenue Recognition".

  (j) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (k) Research and Engineering

    Research and engineering costs are charged to expense as incurred.

  (l) Employee Stock Plan

    The Company accounts for its stock option plan in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1999. As permitted under SFAS 123, the Company continues to account for its stock option plan in accordance with the provisions of APB 25 and provides the disclosure pro forma net income as if the fair value method under SFAS 123 had been applied.

  (m) New Accounting Pronouncements

    In the period ended February 28, 1999, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" (SFAS 130) which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. For the Company, comprehensive income includes net income or loss only. The adoption of SFAS 130 did not have any impact on the Company's financial statements for any of the periods presented.

    In the period ended February 28, 1999, the Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) which establishes standards for the way that public business enterprises report selected information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not have any impact on the Company's financial statement disclosures for the period ended February 28, 1999.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


    In October 1997, the AICPA Accounting Standards Executive Committee issued Statement of Position (SOP) 97-2, "Software Revenue Recognition" which provides guidance on applying generally accepted accounting principles in recognizing revenue for licensing, selling, leasing or otherwise marketing computer software and supersedes SOP 91-1. The adoption of SOP 97-2 did not have a material impact on the Company's results of operations for the period ended February 28, 1999.

  (n) Unaudited Results

    The financial statements as of and for the seven months ended September 30, 1999 have been prepared using the same accounting principles as were used in preparing the audited financial statements and in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows. The results for the seven months ended September 30, 1999 are not necessarily indicative of future results.

(3) Cabletron Acquisition

  Effective as of September 1, 1999 Cabletron acquired all of the outstanding common stock of FlowPoint Corporation, a privately held manufacturer of DSL router networking products. Immediately prior to the acquisition each share of FlowPoint preferred stock Series A, B, C, and D was converted into one share of FlowPoint common stock. Cabletron owned 1,866,667 shares of FlowPoint preferred stock (at a cost of approximately $1,700,000), and as a result of the preferred stock conversion owned 42.8% of the outstanding common stock. Pursuant to the acquisition agreement the amount paid for the remaining 57.2% of FlowPoint common stock amounted to approximately $20,600,000 to be paid in four installments, within nine months of the acquisition date. Each installment could be paid in either cash or Cabletron common stock, as determined by Cabletron management at the time of the distribution. In addition, Cabletron assumed approximately 478,000 FlowPoint options, valued at approximately $2,700,000.

  Cabletron recorded the cost of the acquisition at $25,383,306 including direct costs of approximately $400,000. The acquisition was accounted for under the purchase method of accounting, and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market value. The total purchase price of $25,383,306 was allocated as follows: a $11,953,093 special charge for in process research and development ("IPR&D") projects, $14,136,655 for goodwill and other intangibles and net liabilities of $706,442.

  The following unaudited pro forma financial information presents a summary of the results of operations as if the acquisition had occurred on March 1, 1998, the first day of the fiscal year ending February 28, 1999.

                                          (Unaudited)
                                      Twelve months ended
                                       February 28, 1999
                                      -------------------
            Net sales................    $  7,098,515
            Operating loss...........    $(15,326,163)

  In management's opinion, the unaudited pro forma results of operations are not indicative of actual results that would have occurred had the acquisition been consummated on March 1, 1998.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


  The valuation of the IPR&D incorporated the guidance on IPR&D valuation methodologies promulgated by the Securities and Exchange Commission ("SEC"). These methodologies incorporate the notion that cash flows attributable to development efforts, including the effort to be completed on the development effort underway, and development of future versions of the product that have not yet been undertaken, should be excluded in the valuation of IPR&D. This allocation represents risk-adjusted cash flows related to the incomplete products. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

  Cabletron used independent third-party appraisers to assess and allocate values to the in-process research and development. The value assigned to these assets were determined by identifying significant research projects for which technological feasibility had not been established, including development, engineering and testing activities associated with the introduction of the Company's next-generation router technologies.

  The nature of the efforts to develop the acquired in-process technology into commercially viable products principally relate to the completion of all planning, designing, prototyping, high-volume verification, and testing activities that are necessary to establish that the proposed technologies meet their design specifications including functional, technical, and economic performance requirements.

  To date, the Company's results have not differed significantly from the forecast assumptions. The Company's research and development expenditures since the acquisition have not differed materially from expectations. The Company has completed the projects that were underway at the time of the acquisition and began to realize the economic benefits related to these projects during the six months ended February 28, 1999.

  The value assigned to purchased in-process technology was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by the Company and its competitors.

  For purposes of the IPR&D valuation, the total revenues attributable to the Company were projected to exceed $150 million within 5 years, assuming the successful completion and market acceptance of the major research and development efforts. As of the valuation date, the Company had a few existing products, which lack the technological breadth and depth necessary in the evolving networking equipment market. Accordingly, for purposes of the IPR&D valuation, it was estimated that significant revenue growth in the first several years would be primarily related to the in-process technologies. The estimated revenues for the in-process projects were projected to peak in 2004 and then decline as other new products and technologies were expected to enter the market.

  Cost of sales was estimated based on the Company's internally generated projections and discussions with management regarding anticipated gross margin improvements. Due to the market opportunities in the network equipment arena and the Company's unique technology architecture, substantial gross margins were projected through the forecast period. Cost of sales as a percentage of sales was forecasted to decline until 2003 and then remain constant at 55%. Selling, general and administrative expenses (including depreciation) as a percentage of sales were projected to remain constant at 23%. Research and development expenditures as a percentage of sales were projected to decline significantly from 30% in 1999 to 10% in 2001 and remain constant at 10% thereafter.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


  The rates utilized to discount the net cash flows to their present value were based on venture capital rates of return. Due to the nature of the forecast and the risks associated with the projected growth, profitability and developmental projects, a discount rate of 27.5 percent was determined to be appropriate for the IPR&D. This discount rate was commensurate with the Company's stage of development; the uncertainties in the economic estimates described above; the inherent uncertainty surrounding the successful development of the purchased in-process technology; the useful life of such technology; the profitability levels of such technology; and, the uncertainty of technological advances that were unknown at the time of the acquisition.

  The forecasts used by Cabletron in valuing in-process research and development were based upon assumptions Cabletron believes to be reasonable but which are inherently uncertain and unpredictable. Cabletron's assumptions may be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. For these reasons, actual results may vary from the projected results.

  Cabletron believes that the foregoing assumptions used in the forecasts were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, actual results may vary from the projected results.

  The Company's in-process research and development value is comprised of several significant individual on-going projects. Remaining development efforts for these projects include various phases of design, development and testing. Anticipated completion dates for the projects in progress are estimated to occur over the first nine months following the acquisition. The Company estimated it will begin generating the economic benefits from the technologies in the second half of fiscal year 2000. Funding for such projects was estimated to be obtained from internally generated sources. Expenditures to complete these projects were estimated to total approximately $1.0 million over the next six months. These estimates are subject to change, given the uncertainties of the development process, and no assurance can be given that deviations from these estimates will not occur.

  Cabletron management expects to continue their support of these efforts and believes the Company has a reasonable chance of successfully completing the research and development programs. However, there is risk associated with the completion of the projects and there is no assurance that any will meet with either technological or commercial success.

(4) Inventories

   Inventories consist of the following:

                                         Successor              Predecessor
                                 -------------------------- --------------------
                                 September 30, February 28, August 31, March 31,
                                     1999          1999        1998      1998
                                 ------------- ------------ ---------- ---------
Raw materials...................  $1,864,122    1,237,660     893,461   666,255
Work-in-process.................      79,344      147,467     214,100   105,854
Finished goods..................   1,228,722      192,064     217,549     1,750
                                  ----------    ---------   ---------   -------
Total...........................  $3,172,188    1,577,191   1,325,110   773,859
                                  ==========    =========   =========   =======

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


(5) Property, Plant and Equipment

  Property, plant and equipment consist of the following:

                                  Successor              Predecessor
                          -------------------------- -------------------
                                                                 March    Estimated
                          September 30, February 28, August 31,   31,      useful
                              1999          1999        1998      1998      lives
                          ------------- ------------ ---------- --------  ---------
Capitalized software....    $ 38,886       27,139       29,186    25,818    3 years
Machinery and
 equipment..............     357,592      163,967      360,642   326,005  3-5 years
Furniture and fixtures..      19,746        6,860       13,080    13,080  3-5 years
                            --------      -------     --------  --------
                             416,224      197,966      402,908   364,903
Less accumulated
 depreciation and
 amortization...........    (137,882)     (62,831)    (250,004) (195,853)
                            --------      -------     --------  --------
                            $278,342      135,135      152,904   169,050
                            ========      =======     ========  ========

(6) Intangible Assets

  Intangible assets consist of the following:

                                               September    February   Estimated
                                                  30,         28,       useful
                                                 1999         1999       lives
                                              -----------  ----------  ---------
   Goodwill.................................. $13,409,105  13,479,175  10 years
   Acquired patents and technologies.........     451,636     451,636   5 years
                                              -----------  ----------
                                               13,860,741  13,930,811
   Less accumulated amortization.............  (1,578,252)   (727,304)
                                              -----------  ----------
                                              $12,282,489  13,203,507
                                              ===========  ==========

  Goodwill has been reduced by $70,070 and $205,844 at September 30, 1999 and February 28, 1999 respectively. This reduction is a result of acquired tax benefits from stock options exercised.

(7) Leases

  The Company is obligated under various capital leases for certain machinery and equipment. Future minimum lease payments by fiscal year and in the aggregate under capital leases as of February 28, 1999 are as follows:

   Fiscal year ending February 28,
     2000.............................................................. $41,241
     2001..............................................................  14,237
     2002..............................................................   1,241
                                                                        -------
     Total minimum lease payments......................................  56,719
   Less amounts representing interest (at 12.79%)......................   5,115
                                                                        -------
     Present value of net minimum capital lease payments...............  51,604
   Less current portion of obligations under capital leases............  39,616
                                                                        -------
     Obligations under capital leases excluding current portion........ $11,988
                                                                        =======

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


   Included in property plant and equipment are the following assets held under capital leases:

                                        Successor              Predecessor
                                -------------------------- --------------------
                                September 30, February 28, August 31, March 31,
                                    1999          1999        1998      1998
                                ------------- ------------ ---------- ---------
 Machinery and equipment......     $72,780       72,780     176,162    157,505
 Less accumulated
  amortization................      50,277       27,173     103,382     78,804
                                   -------       ------     -------    -------
                                   $22,503       45,607      72,780     78,701
                                   =======       ======     =======    =======

  Amortization of assets held under capital leases is included with depreciation expense.

  Prior to the acquisition by Cabletron, the Company leased a manufacturing and office facility under an operating lease. In June 1999, the Company relocated to a facility leased by Cabletron. Cabletron allocates a portion of its lease cost to the Company. Rent expense, including intercompany allocations for the seven months ended September 30, 1999, the six months ended February 28, 1999, the five months ended August 31, 1998 and the years ended March 31, 1998, and 1997, was $225,819, $100,001, $71,742,
  $135,018 and $73,912, respectively.

(8) Income Taxes

  Total income tax expense (benefit) was allocated as follows:

                                 Successor                      Predecessor
                         -------------------------- -----------------------------------
                         Seven months   Six months  Five months Fiscal year Fiscal year
                             ended        ended        ended       ended       ended
                         September 30, February 28, August 31,   March 31,   March 31,
                             1999          1999        1998        1998        1997
                         ------------- ------------ ----------- ----------- -----------
Income from continuing
 operations.............   $883,906      (338,607)      --          --          800
Reduction in goodwill,
 for recognition of tax
 benefits from stock
 options exercised......    (70,070)     (205,844)      --          --          --
                           --------      --------       ---         ---         ---
                           $813,836      (544,451)      --          --          800
                           ========      ========       ===         ===         ===

   Income tax attributable to income from continuing operations consist of:

                                 Successor                      Predecessor
                         -------------------------- -----------------------------------
                         Seven months   Six months  Five months Fiscal year Fiscal year
                             ended        ended        ended       ended       ended
                         September 30, February 28, August 31,   March 31,   March 31,
                             1999          1999        1998        1998        1997
                         ------------- ------------ ----------- ----------- -----------
Currently payable:
Federal.................   $538,238           --        --          --          --
State...................    153,324           800       --          --          800
Deferred tax expense
 (benefit)..............    192,344      (339,407)      --          --          --
                           --------      --------       ---         ---         ---
Tax expense (benefit)...   $883,906      (338,607)      --          --          800
                           ========      ========       ===         ===         ===

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)

   The following is a reconciliation of the effective tax rates to the statutory federal tax rate:

                                  Successor                      Predecessor
                          -------------------------- -----------------------------------
                          Seven months   Six months  Five months Fiscal year Fiscal year
                              ended        ended        ended       ended       ended
                          September 30, February 28, August 31,   March 31,   March 31,
                              1999          1999        1998        1998        1997
                          ------------- ------------ ----------- ----------- -----------
Statutory federal income
 tax (benefit) rate.....      35.0%        (35.0)%      (35.0)%     (35.0)%     (35.0)%
State income tax, net of
 federal tax benefit....       5.8            --           --          --          --
Exempt income of foreign
 sales corporation, net
 of tax.................      (0.2)           --           --          --          --
Research and
 experimentation
 credit.................      (6.4)         (0.7)          --          --          --
Unbenefitted net
 operating loss.........        --            --         35.0        35.0        35.0
Nondeductible
 amortization of
 intangible assets......      16.8           1.9           --          --          --
Nondeductible in--
 process research and
 development charge.....        --          31.3           --          --          --
                              ----         -----        -----       -----       -----
                              51.0%         (2.5)%        0.0%        0.0%        0.0%
                              ====         =====        =====       =====       =====

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                     Successor                Predecessor
                             -------------------------- ------------------------
                             Seven months   Six months  Five months  Fiscal year
                                 ended        ended        ended        ended
                             September 30, February 28, August 31,    March 31,
                                 1999          1999        1998         1998
                             ------------- ------------ -----------  -----------
Deferred tax assets:
  Accounts receivable.......  $    8,343         8,266       8,266        8,343
  Inventories...............      70,000        70,000          --           --
  Property, plant and
   equipment................      40,478        38,959      30,991       19,531
  Other reserves and
   accruals.................     113,946        (4,815)         35           --
  Net operating loss
   carryforwards............   2,112,231     2,424,932   2,112,231    1,541,505
                              ----------    ----------  ----------   ----------
  Total gross deferred tax
   assets...................   2,344,998     2,537,342   2,151,523    1,569,379
  Less valuation allowance..  (2,148,806)   (2,148,806) (2,148,806)  (1,569,067)
                              ----------    ----------  ----------   ----------
  Net deferred tax assets...     196,192       388,536       2,717          312
                              ----------    ----------  ----------   ----------
Deferred tax liabilities:
  Other reserves and
   accruals.................     (49,129)      (49,129)     (2,717)        (312)
                              ----------    ----------  ----------   ----------
  Total gross deferred
   liabilities..............     (49,129)      (49,129)     (2,717)        (312)
                              ----------    ----------  ----------   ----------
  Net deferred tax assets...  $  147,063       339,407          --           --
                              ==========    ==========  ==========   ==========

  At September 30, 1999, February 28, 1999, August 31, 1998 and March 31, 1998, the Company had net operating loss (NOL) carryforwards for tax purposes of $5,695,112, $6,187,662, $5,695,112, and $4,129,836 respectively expiring in fiscal February 2008 through fiscal February 2011. The utilization of these net operating losses may be limited pursuant to Internal Revenue Code section 382 as a result of ownership changes.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


  The valuation allowance was increased by $0, $0, $579,739 and $721,065 during the periods ended September 30, 1999, February 28, 1999, August 31, 1998 and March 31, 1998, respectively. Subsequently reported tax benefits relating to the valuation allowance for deferred tax assets as of September 30, 1999, February 28, 1999 and August 31, 1998 will be recorded as a decrease to goodwill and other non-current intangible assets. In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at September 30, 1999.

(9)Related Party Notes Payable
  On August 8, 1995, the Company entered into a $250,000 note payable with Soliton Systems, K.K. ("Soliton") with an interest rate of five percent. On August 5, 1997, the note was amended to require variable quarterly repayments of the note over three years with the principle amount outstanding at the end of three years due in full. The Company repaid the note in full on October 8, 1998. Soliton was a preferred stock shareholder of the Company.

  In anticipation of Cabletron's acquisition of the Company, the two parties entered into a Memorandum of Understanding ("MOU") on February 4, 1998. As part of the MOU, the Company entered into a note payable to Cabletron for $2,225,000 with an interest rate of six percent. The note payable was convertible into shares of Series E Preferred Stock of the Company at $7.50 per share if the acquisition was not consummated.

(10)Financial Instruments and Concentration of Credit Risk

  The carrying amounts of cash and cash equivalents, accounts receivables, and current liabilities approximate fair value because of the short maturity of these financial instruments.

  The carrying amount of the notes payable to Cabletron, as discussed in note 9, approximated fair value based on the short maturity of the instrument. The carrying amount of the note payable to Soliton also approximated fair value based on estimated discounted cash flows prior to the repayment by the Company.

  For the seven months ended September 30, 1999 and the six months ended February 28, 1999, the Company had one customer, Covad and a related party, Cabletron, which accounted for 52% and 26% of sales and 70% and 17% of sales, respectively. For the five months ended August 31, 1998, the Company had two customers, Covad and British Telecom that accounted for 28% and 19% of sales, respectively. Additionally for this same period sales to related parties, Cabletron and Soliton, accounted for 25% and 21% of sales, respectively. For the year ended March 31, 1998, the Company had one customer, Diamond Lane, which accounted for 36% of sales. Additionally for this same period sales to related parties, Cabletron and Soliton, accounted for 31% and 11% of sales, respectively. For the year ended March 31, 1997, sales to related parties, Cabletron and Soliton, accounted for 69% and 20% of sales, respectively.

(11)Segment and Geographical Information

  The Company operates in one operating segment. The Company provides a line of broadband remote access, high-speed corporate and internet access modems and routers primarily utilizing DSL technologies. Substantially all revenues result from the sales of hardware products. The vast majority of the Company's sales are generated in the United States.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)

(12)Related Party

  Subsequent to the acquisition date, the Company maintained a certain level of autonomy. During the six months ended February 28, 1999, Cabletron provided the Company with certain services including cash management, payroll processing, insurance, limited legal and information technology support as well as the ability for Company employees to participate in Cabletron's medical plan beginning in January of 1999. During this period, Cabletron began to allocate expenses primarily related to the medical plan coverage to the Company on a monthly basis as the costs associated with the other services were nominal. The total amount of expenses allocated to the Company by Cabletron during the six months ended February 28, 1999 was $15,026 and is included in the respective categories in the statement of operations including cost of sales, selling general and administrative, and research and engineering expenses.
  Also beginning in the six month period ending February 28, 1999, Company employees were able to participate in Cabletron's incentive plans. These plans include Cabletron's Equity Incentive Plan and the Employee Stock Purchase Plan. These plans are accounted for by Cabletron as non-compensatory under APB 25 and thus there is no expense allocation.

  Beginning in the seven month period ending September 30, 1999, Cabletron began to provide the Company with services in addition to those described above. These services included external and inside sales support, customer service and technical support, software licenses, limited software development and assistance with year 2000 remediation processes. The Company also moved into a Cabletron facility in June of 1999 and began to receive a related cost allocation from Cabletron representing rent and other occupancy costs. The total amount of expenses allocated to the Company by Cabletron during the seven months ended September 30, 1999 was $574,151 and is included in the respective categories in the statement of operations including cost of sales, selling general and administrative, and research and engineering expenses.

  Cabletron was a significant customer of the Company prior to the completion of the acquisition and the Company has generated significant intercompany sales to Cabletron subsequent to the acquisition as outlined in footnote 10 of these financial statements.

(13)Stockholders' Equity

  The Company's preferred stock was convertible into common stock on a one-for-one conversion rate. Each holder of preferred stock was entitled to vote on all matters and was entitled to the number of votes equal to the whole number of shares of common stock into which such preferred shares could be converted. Dividends on the preferred stock were not cumulative and no right to any dividends would accrue to the holders unless declared by the Board of Directors.

  The preferred stock had liquidation preferences as follows:

            Series A..................... $0.50 per share
            Series B..................... $1.00 per share
            Series C..................... $2.40 per share
            Series D..................... $2.85 per share

  Prior to the acquisition by Cabletron, the Company maintained a 1994 Stock Option Plan (the "Plan") which provided for up to 400,000 shares of common stock of the Company for purchase by employees, directors or consultants of the Company. The Plan was amended on October 1, 1997 to provide up to

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)

  600,000 shares. The Plan provides for issuance of options at their fair market value on the date of the grant. The Plan allowed varying vesting provisions but in each case the options were issued with four year vesting periods. The Plan also includes a provision whereby at least 20% per year of the total number of shares pursuant to a grant would vest. The maximum term for an option was ten years from the date of grant. As part of the acquisition by Cabletron, the options for Company common stock were converted to options for Cabletron common stock.

  A summary of option transactions follows:

                                                       Number   Weighted Average
                                                         of         Exercise
                                                       options       Price
                                                       -------  ----------------
   Options outstanding at March 31, 1996..............      --
     Granted.......................................... 314,750       $0.14
     Exercised........................................ (14,479)      $0.15
     Forfeited........................................ (60,521)      $0.15
                                                       -------
   Options outstanding at March 31, 1997.............. 239,750       $0.14
     Granted.......................................... 222,400       $0.25
     Exercised........................................ (47,706)      $0.12
     Forfeited........................................  (1,615)      $0.20
                                                       -------
   Options outstanding at March 31, 1998.............. 412,829       $0.19
     Granted..........................................  67,100       $0.75
     Exercised........................................    (885)      $0.20
     Forfeited........................................  (1,000)      $0.75
                                                       -------
   Options outstanding at August 31, 1998............. 478,044       $0.27
                                                       =======
   Options exercisable at:
     March 31, 1997...................................  73,141       $0.11
     March 31, 1998................................... 122,777       $0.16
     August 31, 1998.................................. 170,678       $0.27

  Subsequent to the acquisition by Cabletron, Company employees were eligible to participate in Cabletron's Equity Incentive Plan ("EIP") which provides shares of common stock for the granting of a variety of incentive awards to eligible employees. As of February 28, 1999, Cabletron had issued Company employees 75,100 stock options under the EIP, which were granted at fair market value at the date of grant, vest over a three to five year period and expire within six to ten years from the date of grant.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


   A summary of option transactions follows:

                                                              Weighted Average
                                                     Number       Exercise
                                                   of options      Price
                                                   ---------- ----------------
   Company options outstanding at August 31, 1998
    assumed by and converted to Cabletron options
    at a ratio of 1.033 to 1......................  493,970        $0.26
   Granted........................................   75,100        $7.63
   Exercised......................................  (86,020)       $0.16
   Forfeited......................................   (1,983)       $0.60
                                                    -------
   Options outstanding at February 28, 1999.......  481,067        $1.42
     Granted......................................       --           --
     Exercised....................................  (80,835)       $0.28
     Forfeited....................................   (7,566)       $0.60
                                                    -------
   Options outstanding at September 30, 1999......  392,666        $1.69
                                                    =======
   Options exercisable at :
     February 28, 1999............................  209,983        $0.75
     September 30, 1999...........................  190,608        $0.82

  The following table summarizes information concerning currently outstanding and exercisable options as of February 28, 1999:

                                     Options Outstanding         Options Exercisable
                              --------------------------------- ---------------------
                                           Weighted-
                                            Average
                                           Remaining  Weighted-             Weighted-
                                          Contractual  Average               Average
                                Number       Life     Exercise    Number    Exercise
   Range of Exercise Prices   Outstanding   (years)     Price   Exercisable   Price
   ------------------------   ----------- ----------- --------- ----------- ---------
   $0.00 to $0.25..........     218,592       7.7       $0.17     139,760     $0.15
   $0.26 to $0.50..........     121,443       8.6       $0.27      36,341     $0.26
   $0.51 to $0.75..........      65,932       9.2       $0.64      18,862     $0.63
   $0.76 to $14.00.........      75,100       9.6       $7.63      15,020     $7.63
                                -------                           -------
   $0.00 to $14.00.........     481,067       8.1       $1.42     209,983     $0.75
                                =======       ===       =====     =======

  The Company accounts for its stock option plans in accordance with the provisions of APB 25. As such compensation expense is recorded on the date of grant only if the fair value of the underlying stock exceeds the exercise price. Had compensation cost associated with options held by Company employees been determined consistent with SFAS 123, the Company would have reported net losses of $13,078,156, $1,660,426, $2,077,613, and
  $1,503,479, respectively for the six months ended February 28, 1999, the five months ended August 31, 1998 and the years ended March 31, 1998 and 1997.

                             FLOWPOINT CORPORATION

    (Information as of and for the seven months ended September 30, 1999 is unaudited)


  The Company estimates the fair value of each option as of the date of grant using a Black-Scholes pricing model with the following weighted average assumptions:

                                Six Months  Five Months Fiscal year Fiscal year
                                  ended        ended       ended       ended
                               February 28, August 31,   March 31,   March 31,
                                   1999        1998        1998        1997
                               ------------ ----------- ----------- -----------
   Expected volatility........    *76.32%        --          --          --
   Dividend yield.............        --         --          --          --
   Risk-free interest rate....       5.1%      4.87%       5.70%       6.57%
   Expected life, in years....       3.7        3.8         3.8         3.7

  --------
  *based on Company employee holdings in Cabletron common stock

  The weighted average estimated fair values of stock options granted during the six months ended February 28, 1999, the five months ended August 31, 1998 and the fiscal years ended March 31, 1998 and 1997 were $7.63, $.73, $.25 and $.17 per share, respectively.

  Also subsequent to the acquisition by Cabletron, Company employees were eligible to participate in Cabletron' two Employee Stock Purchase Plans ("ESPPs"), which provide shares of common stock to be purchased by employees who have completed a minimum period of employment. Under the 1989 ESPP, employees must be continuously employed for a period of six months and under the 1995 ESPP employees must be continuously employed for a period of two years. Under these plans, options are granted to eligible employees twice yearly and are exercisable through the accumulation of employee payroll deductions from two to ten percent of employee compensation as defined in the plan, to a maximum of $12,500 annually, for each plan, (adjusted to reflect increases in the consumer price index) which may be used to purchase stock at 85 percent of the fair market value of the common stock at the beginning or end of the option period, whichever amount is lower. In the seven months ended September 30, 1999, 6,932 shares were purchased at a weighted average price of $6.96.

(14)Subsequent Event (Unaudited)

  On November 22, 1999, Cabletron announced that it had reached an agreement for the sale of the Company to Efficient Networks ("Efficient") a leading, independent supplier of DSL access products for the customer premises. Under the terms of the sale, Efficient would pay a combination of 7.2 million common shares and 6,300 convertible preferred shares (convertible into an aggregate of 6.3 million common shares of Efficient) to Cabletron in exchange for all the outstanding common stock of the Company. The sale closed on December 17, 1999.

                [LOGO OF EFFICIENT NETWORKS, INC. APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Efficient in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

   SEC registration fee............................................. $   98,860
   NASD filing fee..................................................     30,500
   Nasdaq National Market listing fee...............................     17,500
   Printing and engraving costs.....................................    100,000
   Legal fees and expenses..........................................    350,000
   Accounting fees and expenses.....................................    150,000
   Blue Sky fees and expenses.......................................      5,000
   Miscellaneous expenses...........................................    248,140
                                                                     ----------
     Total.......................................................... $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   Article IX of the Registrant's Restated Certificate of Incorporation provides that directors and officers may be indemnified to the fullest extent permissible under Delaware law.

   Article VI of the Registrant's Bylaws provides for the indemnification of officers and directors to the fullest extent permissible under Delaware Law.

   The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

   The Underwriting Agreement, Exhibit 1.1 hereto, provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below. In each case, we relied on the exemption from registration provided by Section 4(2) under the Securities Act.

   In December 1996, we sold 3,091,430 shares of Series E Preferred Stock to certain accredited investors at a purchase price of $2.41 per share.

   In November 1997, we sold 114,068 shares of Common Stock to DSC Telecom, L.P. at a purchase price of $2.63 per share.

   In February 1998, we sold 2,057,159 shares of Series F Preferred Stock to certain accredited investors at a purchase price of $2.92 per share.

   In June 1998, we sold 1,866,800 shares of Series G Preferred Stock to Siemens A.G. at a purchase price of $2.92 per share.

   In June 1998, we issued a warrant to purchase 34,264 shares of Series G Preferred Stock to Hambrecht & Quist LLC at an exercise price of $2.92 per share.

   In January 1999, we issued Subordinated Promissory Notes for an aggregate principal amount of $7.0 million and warrants to purchase an aggregate of 2,397,261 shares of Series H Preferred Stock to El Dorado Ventures IV, LP and Crosspoint Ventures LS 1997 LP, at an exercise price of $2.92 per share.

   In March 1999, we sold 1,850,000 shares of Series G Preferred Stock to Siemens A.G. at a purchase price of $2.92 per share.

   In April 1999, we issued a Subordinated Promissory Note for an aggregate principal amount of $2.0 million and a warrant to purchase 684,932 shares of Series H Preferred Stock to Palomar Ventures L.P., at an exercise price of $2.92 per share.

   In June 1999, we issued a convertible promissory note to an affiliate of Covad Communications Group, Inc. for an aggregate principal amount of $5.0 million. The note was convertible into 497,663 shares of Series I Preferred Stock at an exercise price of $10.09 per share.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
  Number
 -------
  1.1*    Form of Underwriting Agreement.
  3.1(1)  Restated Certificate of Incorporation of the Registrant.
  3.2(2)  Restated Bylaws of the Registrant.
  3.3     Certificate of Determination defining rights, preferences and privileges of Registrant's Series A non-voting convertible preferred stock.
  4.1(1)  Specimen Common Stock Certificate.
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 10.1(1)  Form of Indemnification Agreement between the Registrant and each of its directors and officers.
 10.2(1)  1999 Stock Plan and form of agreements thereunder.
 10.3(1)  1999 Employee Stock Purchase Plan and form of agreements thereunder.
 10.4     1999 Nonstatutory Stock Option Plan and form of agreements thereunder.
 10.5(1)  Investor's Rights Agreement dated July 30, 1993 executed in connection with the issuance and sale of our Series A Preferred
          Stock.
 10.6(1)  Amendment No. 1 to the Investors' Rights Agreement, dated February 9,
          1994.
 10.7(1)  Amendment No. 2 to the Investors' Rights Agreement, dated September
          30, 1994.
 10.8(1)  Amendment No. 3 to the Investors' Rights Agreement, dated September
          1, 1995.
 10.9(1)  Amendment No. 4 to the Investors' Rights Agreement, dated December
          31, 1996.
 10.10(1) Amendment No. 5 to the Investors' Rights Agreement, dated February
          17, 1998
 10.11(1) Amendment No. 6 to the Investors' Rights Agreement, dated June 10,
          1998.
 10.12(1) Amendment No. 7 to the Investors' Rights Agreement, dated January 11,
          1999.
 10.13(1) Amendment No. 9 to the Investors' Rights Agreement, dated June 28,
          1999.
 10.14    Amendment No. 10 to the Investors' Rights Agreement, dated November
          21, 1999.
 10.15(1) Geico Building Office Lease dated August 19, 1993 by and between
          Government Employees Insurance Company and Efficient.
 10.16(1) Modification of Geico Office Lease dated May 8, 1995 by and between
          Government Employees Insurance Company and Efficient.

 Exhibit
  Number
 -------
 10.17(1) Graystone Office Park Lease dated September 8, 1998 by and between
          Lanny Houillion and Efficient.
 10.18    Office Lease Agreement dated November 5, 1999 by and between Jackson-
          Shaw/Alpha Metro Limited Partnership and Efficient.
 10.19(3) Agreement and Plan of Merger and Reorganization dated as of November
          21, 1999 by and among Efficient Networks, Inc., Cabletron Systems,
          Inc., Flowpoint Corporation and Fire Acquisition Corporation (the
          "Merger Agreement").
 10.20(3) Amendment No. 1 to the Merger Agreement dated December 14, 1999.
 10.21(3) Amendment No. 2 to the Merger Agreement dated December 17, 1999.
 10.22    Voting Agreement dated November 20, 1999 entered into in connection with the Merger Agreement.
 10.23    Reseller Agreement effective as of December 17, 1999 between the
          Registrant and Cabletron Systems, Inc.
 10.24    Standstill and Disposition Agreement dated December 17, 1999 between the Registrant and Cabletron Systems, Inc.
 10.25    Cross License Agreement dated December 17, 1999 between the
          Registrant and Cabletron Systems, Inc.
 23.1     Consent of Independent Auditors regarding Efficient Networks, Inc.
 23.2     Consent of Independent Auditors regarding FlowPoint Corporation.
 23.3*    Consent of Counsel (see Exhibit 5.1).
 24.1     Power of Attorney--See Page II-5.

--------
*  To be filed by amendment.

(1) Incorporated by reference to Registrant's Registration Statement on Form S-1 declared effective July 14, 1999 (Commission File No. 333-77795).
(2) Incorporated by reference to Registrant's Annual Report on Form 10-K for fiscal 1999, filed September 13, 1999.
(3) Incorporated by reference to Registrant's Current Report on Form 8-K filed December 30, 1999.

   (b) Financial Statement Schedules

                                                                            Page
                                                                            ----
     Independent Auditors' Report on Schedule.............................. S-1
     Schedule II--Valuation and Qualifying Accounts........................ S-2

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or Notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 7th day of January, 2000.

                                          EFFICIENT NETWORKS, INC.

                                                  /s/ Mark A. Floyd
                                          By:__________________________________
                                                      Mark A. Floyd
                                              President and Chief Executive
                                                         Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark A. Floyd and Jill S. Manning and each of them severally, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Mark A. Floyd             President, Chief Executive   January 7, 2000
______________________________________  Officer and Chairman of
            Mark A. Floyd               the Board (Principal
                                        Executive Officer)

        /s/ Jill S. Manning            Vice President and Chief     January 7, 2000
______________________________________  Financial Officer
           Jill S. Manning              (Principal Financial
                                        Officer)

        /s/ Bruce W. Brown             Director                     January 7, 2000
______________________________________
            Bruce W. Brown

        /s/ James P. Gauer             Director                     January 7, 2000
______________________________________
            James P. Gauer

              Signature                          Title                   Date
              ---------                          -----                   ----

                                       Director
______________________________________
             Robert Hawk

                                       Director
______________________________________
            Robert A. Hoff

                                       Director
______________________________________
            Anthony Maher

     /s/ William L. Martin III         Director                     January 7, 2000
______________________________________
        William L. Martin III

      /s/ Thomas H. Peterson           Director                     January 7, 2000
______________________________________
          Thomas H. Peterson

                    Independent Auditors' Report on Schedule

The Board of Directors
Efficient Networks, Inc.:

   Under date of July 6, 1999, except as to note 13 which is as of July 20, 1999, we reported on the consolidated balance sheets of Efficient Networks, Inc. and subsidiary as of June 30, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 1999, which are included in the Company's annual report on form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule included in the annual report on form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

   In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          KPMG LLP

Dallas, Texas
July 6, 1999

                            EFFICIENT NETWORKS, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                    Additions  Additions
                         Balance at charged to charged to            Balance at
                         Beginning  costs and    other                 end of
Description              of period   expenses   accounts  Deductions   period
-----------              ---------- ---------- ---------- ---------- ----------
FOR THE YEAR ENDED JUNE
 30, 1999
Allowances Deducted
 from Assets
 Accounts receivable...     $ 15       105        --         --         $120
 Inventories...........      150       130        --         --          280
                            ----       ---        ---        ---        ----
  Total Allowances
   Deducted from
   Assets..............     $165       235        --         --         $400
                            ====       ===        ===        ===        ====
FOR THE YEAR ENDED JUNE
 30, 1998
Allowances Deducted
 from Assets
 Accounts receivable...     $ 25        11        --          21        $ 15
 Inventories...........       57       124        --          31         150
                            ----       ---        ---        ---        ----
  Total Allowances
   Deducted from
   Assets..............     $ 82       135        --          52        $165
                            ====       ===        ===        ===        ====
FOR THE YEAR ENDED JUNE
 30, 1997
Allowances Deducted
 from Assets
 Accounts receivable...     $ 23         2        --         --         $ 25
 Inventories...........      --         57        --         --           57
                            ----       ---        ---        ---        ----
  Total Allowances
   Deducted from
   Assets..............     $ 23        59        --         --         $ 82
                            ====       ===        ===        ===        ====

                                 EXHIBIT INDEX

 Exhibit
  Number
 -------
  1.1*    Form of Underwriting Agreement.
  3.1(1)  Restated Certificate of Incorporation of the Registrant.
  3.2(2)  Restated Bylaws of the Registrant.
  3.3     Certificate of Determination defining rights, preferences and privileges of Registrant's Series A non-voting convertible preferred stock.
  4.1(1)  Specimen Common Stock Certificate.
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 10.1(1)  Form of Indemnification Agreement between the Registrant and each of its directors and officers.
 10.2(1)  1999 Stock Plan and form of agreements thereunder.
 10.3(1)  1999 Employee Stock Purchase Plan and form of agreements thereunder.
 10.4     1999 Nonstatutory Stock Option Plan and form of agreements thereunder.
 10.5(1)  Investor's Rights Agreement dated July 30, 1993 executed in connection with the issuance and sale of our Series A Preferred
          Stock.
 10.6(1)  Amendment No. 1 to the Investors' Rights Agreement, dated February 9,
          1994.
 10.7(1)  Amendment No. 2 to the Investors' Rights Agreement, dated September
          30, 1994.
 10.8(1)  Amendment No. 3 to the Investors' Rights Agreement, dated September
          1, 1995.
 10.9(1)  Amendment No. 4 to the Investors' Rights Agreement, dated December
          31, 1996.
 10.10(1) Amendment No. 5 to the Investors' Rights Agreement, dated February
          17, 1998
 10.11(1) Amendment No. 6 to the Investors' Rights Agreement, dated June 10,
          1998.
 10.12(1) Amendment No. 7 to the Investors' Rights Agreement, dated January 11,
          1999.
 10.13(1) Amendment No. 9 to the Investors' Rights Agreement, dated June 28,
          1999.
 10.14    Amendment No. 10 to the Investors' Rights Agreement, dated November
          21, 1999.
 10.15(1) Geico Building Office Lease dated August 19, 1993 by and between
          Government Employees Insurance Company and Efficient.
 10.16(1) Modification of Geico Office Lease dated May 8, 1995 by and between
          Government Employees Insurance Company and Efficient.
 10.17(1) Graystone Office Park Lease dated September 8, 1998 by and between
          Lanny Houillion and Efficient.
 10.18    Office Lease Agreement dated November 5, 1999 by and between Jackson-
          Shaw/Alpha Metro Limited Partnership and Efficient.
 10.19(3) Agreement and Plan of Merger and Reorganization dated as of November
          21, 1999 by and among Efficient Networks, Inc., Cabletron Systems,
          Inc., Flowpoint Corporation and Fire Acquisition Corporation (the
          "Merger Agreement").
 10.20(3) Amendment No. 1 to the Merger Agreement dated December 14, 1999.
 10.21(3) Amendment No. 2 to the Merger Agreement dated December 17, 1999.
 10.22    Voting Agreement dated November 20, 1999 entered into in connection with the Merger Agreement.
 10.23    Reseller Agreement effective as of December 17, 1999 between the
          Registrant and Cabletron Systems, Inc.
 10.24    Standstill and Disposition Agreement dated December 17, 1999 between the Registrant and Cabletron Systems, Inc.
 10.25    Cross License Agreement dated December 17, 1999 between the
          Registrant and Cabletron Systems, Inc.
 23.1     Consent of Independent Auditors regarding Efficient Networks, Inc.
 23.2     Consent of Independent Auditors regarding FlowPoint Corporation.
 23.3*    Consent of Counsel (see Exhibit 5.1).
 24.1     Power of Attorney--See Page II-5.

--------
*  To be filed by amendment.

(1) Incorporated by reference to Registrant's Registration Statement on Form S-1 declared effective July 14, 1999 (Commission File No. 333-77795).
(2) Incorporated by reference to Registrant's Annual Report on Form 10-K for fiscal 1999, filed September 13, 1999.
(3) Incorporated by reference to Registrant's Current Report on Form 8-K filed December 30, 1999.